As filed with the Securities and Exchange Commission on December 19, 2014

Registration No. 333-200081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

County Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Wisconsin	6022	39-1850431
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

860 North Rapids Road

Manitowoc, Wisconsin 54221-0700

(920) 686-9998

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Timothy J. Schneider

President

860 North Rapids Road

Manitowoc, Wisconsin 54221-0700

(920) 686-9998

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John T. Reichert C.J. Wauters Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202-3590 (414) 273-3500	Mark A. Miller Secretary 860 North Rapids Road Manitowoc, Wisconsin 54221-0700 (920) 686-9998	Jennifer Durham King Daniel O’Rourke Vedder Price P.C. 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601-1104 (312) 609-7500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.01 par value per share	$23,000,000	$2,672.60(3)
Series C Noncumulative Perpetual Preferred Stock, no par value	$15,000,000(4)	$1,743.00

(1)	Includes shares of common stock that may be sold if the option to purchase additional shares by the issuer to the underwriters is exercised in the future.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant and the selling shareholders.
(3)	The registrant previously paid this amount in connection with the initial filing of this registration statement.
(4)	Represents the liquidation preference amount per share of the Series C Noncumulative Perpetual Preferred Stock being registered for resale, which the registrant sold to the United States Department of Treasury pursuant to the Small Business Lending Fund Program.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 19, 2014

Prospectus

             Shares

County Bancorp, Inc.

This is an initial public offering of common stock of County Bancorp, Inc. We expect the initial public offering price to be between $         and $         per share. We are offering             shares of our common stock. The selling shareholders identified in this prospectus are selling an additional             shares of common stock. We will not receive any proceeds from the sale of the shares by the selling shareholders.

Prior to this offering, there has been no public market for our common stock. We applied to list our common stock on the NASDAQ Global Market under the symbol “ICBK.”

The Secretary of the United States Treasury (or the U.S. Treasury), our Series C Noncumulative Perpetual Preferred Stock shareholder, may offer and sell up to 15,000 shares of our Series C Noncumulative Perpetual Preferred Stock, also referred to as the SBLF Preferred Stock. The U.S. Treasury is not offering any shares of the SBLF Preferred Stock in connection with the offering of our common stock. If and when any sales occur, we will not receive any proceeds from the sale of the SBLF Preferred Stock by the U.S. Treasury. There is no established public market for the SBLF Preferred Stock. We will use reasonable best efforts to list, or make available for quotation, our SBLF Preferred Stock, if and when any shares of the SBLF Preferred Stock are offered and sold.

As used in this prospectus, the term “selling shareholders” refers to the selling shareholders for our common stock in this offering, and the “U.S. Treasury” refers to the United States Treasury as the holder of our SBLF Preferred Stock.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of our common stock and our SBLF Preferred Stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholders(2)	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
(2)	Excludes the sale of shares of SBLF Preferred Stock. We will not receive any proceeds from the sale of shares of SBLF Preferred Stock by the U.S. Treasury.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014. We have granted the underwriters an option for a period of 30 days to purchase up to             additional shares of common stock solely to cover over-allotments, if any.

Baird	Sterne Agee

The date of this prospectus is                     , 2014.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to which we have referred you. Neither we nor the selling shareholders nor the underwriters have authorized anyone to provide you with information that is different. We, the selling shareholders and the U.S. Treasury are not making an offer of these securities in any jurisdictions where offers and sales are not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including our financial statements and the related notes thereto and the matters discussed in the “Risk Factors” section. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” and “the Company” refer to County Bancorp, Inc. and its subsidiaries on a consolidated basis, and references to “the Bank” refer to Investors Community Bank.

Overview

County Bancorp, Inc., a Wisconsin corporation and registered bank holding company founded in May 1996, and our wholly-owned subsidiary Investors Community Bank, a Wisconsin-chartered bank, are headquartered in Manitowoc, Wisconsin. The state of Wisconsin is often referred to as “America’s Dairyland,” and one of the niches we have developed is providing financial services to agricultural businesses statewide, with a primary focus on dairy-related lending. We also serve business and retail customers throughout Wisconsin, with a focus on Northeastern and Central Wisconsin. Our customers are served from our full-service locations in Manitowoc and Stevens Point, and our loan production offices in Darlington, Eau Claire and Fond du Lac.

Our History and Performance

The Company was founded in 1996 by our leadership group consisting of William C. Censky, Timothy J. Schneider, Wayne D. Mueller and Mark R. Binversie, to meet the financial services needs of agricultural and business banking clients throughout Wisconsin. According to the American Bankers Association, at June 30, 2014, we were the 39th largest farm lender bank in the United States, measured by total dollar volume of farm loans, and since inception have been one of the faster growing banks in the state through organic growth. At September 30, 2014, we had assets of $742.8 million, total loans of $591.6 million and deposits of $599.9 million. Our guiding principles have always been soundness, profitability then growth, and we believe our performance to date has validated our business model and approach to banking.

Profitability. The Company has been profitable on an annual basis since our first full year of operation, and we have had a consistent focus on maintaining high levels of profitability during various market conditions and cycles. Our net income was $5.9 million for the nine months ended September 30, 2014, which represents an annualized return on average assets of 1.06%. For 2013, our net income was $7.0 million and our return on average assets was 0.94%.

Book Value Growth. We initially raised capital at a price of $1.60 per share, as adjusted to reflect a 10-for-1 stock split effected April 4, 2014. By consistently maintaining high levels of profitability and building shareholder value through retained earnings, our book value per share at December 31, 2013 was $14.28, representing a compound annual growth rate, or CAGR, of 14.4% for all full years since our inception. At September 30, 2014, our book value per share was $15.57.

Efficiency. Our operating model has focused on serving the needs of our customers without a dependence on a traditional branch network, allowing us to maintain lower operating costs than many of our peers. As a result, we have been able to consistently operate our business at attractive efficiency levels. For 2013 and the nine months ended September 30, 2014, our efficiency ratio on a consolidated basis was 47.43% and 52.87%, respectively, while our ratio of non-interest expense to average assets was 2.24% and 2.28%, respectively. According to Federal Deposit Insurance Corporation, or FDIC, statistics through September 30, 2014, for commercial banks with assets between $500 million and $1.0 billion, the average for efficiency ratios for 2013 and the nine months ended September 30, 2014, was 69.0% and 67.4%, respectively, while industry average for non-interest expense to average assets was 3.17% and 3.08%, respectively.

Non-Interest Income. Another significant driver of our profitability has been our ability to generate non-interest income through the sale of agricultural loans, and the fee income generated by servicing such loans. For 2013 and the nine months ended September 30, 2014, we had $414.1 million and $415.2 million, respectively, in loans that had been sold or participated for which we retained the servicing rights. As a result, for the corresponding periods, loan servicing income was $5.9 million and $3.6 million, respectively, representing approximately 66.6% and 70.3% of our total non-interest income, respectively.

Going forward, we intend to continue pursuing the strategies we have used successfully for more than 18 years and believe we can apply the strategies and principles described below in a manner that will allow us to grow into new markets and business segments profitably, while retaining the deliberate and prudent culture that has driven our performance thus far.

Our Management and Employees

Our performance and growth has been led by a dedicated executive management team that founded the Company and spent nearly two decades building a premier Wisconsin-focused agriculture and business bank. The addition of other key executive team members and managers over the years to build our organizational structure has also been instrumental to our success. Management has proven experience in pursuing, building and maintaining relationships with customers in the agricultural and commercial industries throughout Wisconsin. Our core focus is on establishing and maintaining a strong connection with our customers, and developing an in-depth knowledge of their financial needs so we can view the relationship from their perspective. We strive to provide a unique and customized solution that is mutually beneficial for the Bank and its customers.

The management of the Bank supports an active sales and marketing effort, which is counterbalanced by a disciplined credit culture. Our structure is one whereby customer-facing interaction takes place as close to the customer as possible, while non-customer-facing activities are centralized for efficiency and leverage. Additionally, we believe this emphasis on face-to-face interaction allows us to better monitor and address issues that may arise with our customers in a more responsive and timely manner.

Our executive management and board of directors have a meaningful ownership interest in the Company, owning approximately 42% of our common stock as of September 30, 2014. We anticipate that our executive management and board of directors will continue to own approximately —% of our common stock upon completion of this offering. We believe this substantial ownership position has been a significant part of our success and aligns the interests of our executive management team and board with those of our shareholders.

Our Strategy

We are focused on the continued growth of our business and the creation of shareholder value through serving the financial service needs of our customers. We are committed to offering customized financial solutions to Wisconsin’s agricultural and closely held businesses. The following are the key components of our business strategy:

Continued Growth and Diversification of Lending

We focus on agricultural and business banking, and this focus contributes significantly to our profitability and growth. As of September 30, 2014, agricultural loans accounted for approximately 64% of our loan portfolio, with business loans representing 29% of our loan portfolio. Our agricultural lending is primarily focused on the dairy industry, as dairy-related loans accounted for approximately 90% of our agricultural loan portfolio. We believe that we have developed a strong brand and market reputation in agricultural and business banking within the markets we serve by focusing on our core competencies, including dairy-related lending, and serving small and mid-sized businesses across a variety of industries with banking solutions designed to meet their specific needs. We are committed to leveraging our existing business model and reputation to further grow and diversify our lending operations, both into new markets and into different business segments.

We have a strong agricultural lending team comprised of experienced bankers with deep backgrounds in agriculture, most of whom grew up on farms. We originate agricultural loans throughout the state of Wisconsin, primarily to dairy farmers. Typically, this type of loan relationship consists of a combination of operating lines of credit secured by inventory and growing crops, intermediate term loans secured by equipment and livestock, and long term loans secured by farm real estate. These loans are usually cross-collateralized with all farm assets pledged to the Bank as collateral securing all notes. The customer also grants us a lien on the milk produced and the proceeds from its sale, allowing the Bank to be repaid on the loan as milk is sold to the dairy. We often use U.S. Department of Agriculture (USDA) Farm Service Agency, or FSA, government-guaranteed loan programs to provide a source of credit risk mitigation and to secure long term fixed rates in the secondary market. This strategy has provided an additional level of security for both the Bank and the customer in situations where unforeseen weather and commodity price conditions temporarily strain a farm’s cash flow. The Bank is an FSA Preferred Lender, which streamlines the underwriting and approval process for FSA guaranteed loans.

In order to execute our lending strategies and achieve our lending goals, we plan to increase our commercial banking staff and sales efforts, emphasizing our multi-family and other commercial real estate banking businesses and comprehensive commercial and industrial banking program designed to service manufacturing businesses, professional service firms and privately owned businesses and their related business owners. We intend to continue our focus on specific niche areas where we already have established connections and understand our customers’ business models, such as the dairy industry supply network and cheese production.

Focus on Diversified, Low All-In Cost Funding Sources

Since inception, we have focused on building and growing a diversified and low all-in cost deposit base, with all-in costs taking into account both the interest rate paid on deposits and fixed costs associated with our branch network. While, compared to our peers, we typically pay higher interest rates for deposits in the markets we serve due to our heavier reliance on time deposits (such as CDs), which tend to be more rate sensitive, versus non-interest bearing deposits (such as checking accounts), we have avoided the elevated operating expenses associated with an extensive branch network. Historically, we sourced deposits through our single location in Manitowoc, as well as other wholesale channels (such as brokered deposits). As the Bank grew, we began to rely on wholesale funding more extensively. Recognizing this dynamic, we opened a branch in Stevens Point in 2010. This location has allowed us to attract local deposits, thus decreasing our dependency on wholesale funding.

We plan to apply the same strategic focus to funding that we have applied in the past, including judiciously establishing or acquiring branches and using brokered deposits and other wholesale funding sources as appropriate. We plan to continue to leverage our current markets and the relationships created by our agricultural and business bankers to pursue core retail deposit growth, including demand deposit accounts, money market accounts, and other similar deposit sources. We intend to continue to evaluate new funding opportunities as they arise.

Proactive and Disciplined Risk Management

Our Bank has been built on several key philosophies that we believe minimize risk and enhance success, including soundness, profitability and growth as priorities, in that order. We have consistently been proactive in our identification and mitigation of risk throughout the Bank. Examples of our disciplined risk management initiatives include: (1) enterprise risk management; (2) stress testing of our agricultural loan portfolio; (3) proactive credit quality analysis; (4) active asset/liability modeling; (5) balance sheet management; and (6) disciplined pursuit of strategic opportunities.

We intend to evaluate and employ these and other risk mitigation strategies on a continual basis and, as we have in the past, will seek to identify other new or evolving tools that we believe allow us to pursue profitable growth in a prudent and sound manner. For more information about our risk management, see the section of this prospectus entitled “Business—Our Strategy—Proactive and Disciplined Risk Management.”

Efficient Operating Model

We believe our highly efficient and scalable operating model, which is not dependent upon a traditional branch network, enables us to operate profitably, remain competitive, increase market share and develop new business while continuing to provide exceptional customer service. As of September 30, 2014, our assets per full-time equivalent employee were $7.9 million, versus an average of $4.6 million for commercial banks with assets between $500 million and $1 billion according to FDIC statistics as of September 30, 2014. Taking into account our total assets, plus loans serviced, which includes government guaranteed loans sold and loans participated, our assets plus loans serviced per full-time equivalent employee are $12.2 million. We believe that our focus on operational efficiency is critical to our profitability and future growth prospects. Our non-interest income is not derived from traditional sources, such as residential mortgage loan sales and servicing, but is and we believe will continue to be derived from sustainable loan servicing rights and fee income from guaranteed and participated loans. We believe our scalable systems, risk management infrastructure and operating model will better enable us to achieve further operational efficiencies as we grow our business. We believe that the personal contact of our bankers, specifically as it relates to our dairy-related loan customers, enables us to monitor our credits more effectively, while keeping our overhead expenses (namely, fixed assets) lower. Accordingly, we believe our growth depends more on attracting and retaining quality people than on adding brick and mortar.

Pursue Strategic Mergers and Acquisitions

While we are committed to growing our business by expanding our operations and lending strategy within Wisconsin organically, we expect to opportunistically pursue acquisitions consistent with our strategic objectives. We feel our model is scalable, and with our continued strong growth in the agricultural markets, we will seek to further expand our business by pursuing strategic partners that would offer us growth and diversification opportunities, ideally business banks and banks without extensive branch networks. We believe that significant consolidation opportunities exist in the Wisconsin market in particular for well-positioned and well-capitalized prospective acquirers with publicly-traded stock and access to the capital markets. According to FDIC data, as of September 30, 2014, the Wisconsin banking market consisted of over 200 banks and thrifts with assets less than $400 million headquartered in the state, while 15 banks with assets greater than $1 billion are headquartered in Wisconsin, of which only six are exchange-traded. As of the date of this prospectus, we do not have any agreements, arrangements or understandings regarding any possible future acquisitions or other similar transactions.

Our Markets

Our agricultural banking business, which is primarily dairy-related, extends throughout Wisconsin, with lending relationships in 61 of the state’s 72 counties as of September 30, 2014. We also serve business and retail customers throughout Wisconsin with a focus on Northeastern and Central Wisconsin.

The economy in Wisconsin represents a diverse range of industries. According to the U.S. Census Bureau, manufacturing, trade, agriculture, professional and business services, finance and insurance, and government industries accounted for approximately 50% of employment in the state in 2012. According to the Bureau of Economic Analysis, the broader Wisconsin economy is growing at a pace on par with the United States as a whole and the overall unemployment rate has fallen below the national rate of unemployment. Agriculture, as defined by the Bureau of Economic Analysis, has grown faster than the U.S. economy as a whole, with real agricultural GDP growing at a compound annual rate of 3.4% nationally and 8.4% in Wisconsin from 2009 to 2013, compared to a CAGR of 2.0% for the overall economy during the same period. Further, according to a 2012 report from the University of Wisconsin-Madison, total revenue for the agricultural industry in Wisconsin was just over $59 billion in 2007 and had grown to $88.3 billion for 2012, representing approximately a 49% increase.

Dairy-related business lending has proven to be a source of stability and steady growth for both the Bank and the state of Wisconsin. The economic impact of the dairy industry on Wisconsin is significant. According to a 2012 report from the University of Wisconsin-Madison, as part of the overall Wisconsin agricultural economy, the dairy sector contributed $43.4 billion of revenue to the state’s economy. Steady growth in cheese and yogurt consumption has led to an increase of 19.2% in total dairy utilization from 2003 to 2013. In 2012, Wisconsin ranked first in total cheese production, accounting for 25.6% of U.S. output, and second in milk production with 13.6% of total output.

We believe increasing demand for agricultural products and changing agricultural industry dynamics will continue to drive the need for agricultural banking services in our markets while the broader business banking environment in Wisconsin continues to grow. We believe the Bank is well positioned to continue serving the banking needs of agricultural and business banking customers throughout Wisconsin.

SBLF Preferred Stock Piggyback Registration

We are a participant in the U.S. Treasury’s Small Business Lending Fund Program, or SBLF Program. As part of the SBLF Program, we issued to the U.S. Treasury 15,000 shares of our Series C Noncumulative Perpetual Preferred Stock, no par value, or SBLF Preferred Stock. We agreed to provide the holders of our SBLF Preferred Stock, currently only the U.S. Treasury, with “piggyback” registration rights to certain registrations of our securities, including the registration of which this prospectus is part. The U.S. Treasury has exercised its piggyback registration rights and, as a result, we have included the U.S. Treasury’s SBLF Preferred Stock in this registration statement.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock. These risks include, among others, the following:

•	We are subject to certain market risks due to our focus on agricultural lending;

•	Our business strategy includes growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively;

•	We depend on our management team to implement our business strategy and we could be harmed by the loss of their services;

•	If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease; and

•	Changes in interest rates may hurt our profits and asset value.

Our Corporate Information

Our principal executive office is located at 860 North Rapids Road, Manitowoc, Wisconsin 54221-0700, and our telephone number is (920) 686-9998. Our primary asset is and the majority of our business is conducted through Investors Community Bank. Our website address is www.investorscommunitybank.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	we are exempt from the requirement to obtain an audit of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

THE OFFERING

Common stock to be offered by us	shares

(or shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be offered by the selling shareholders	shares

Common stock to be outstanding immediately following this offering	shares(1)

(or shares if the underwriters’ over-allotment option is exercised in full)(2)

Use of Proceeds	We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters elect to exercise in full their over-allotment option, assuming an initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. We will not receive any proceeds from the sale of our common stock by the selling shareholders. We intend to use the net proceeds to us from this offering, in part, to support growth and expansion. We may also use the proceeds of the offering to: (i) serve as a source of additional capital for the Bank, as it may require from time to time; (ii) redeem SBLF Preferred Stock issued in connection with the SBLF Program and the Series B Nonvoting Noncumulative Perpetual Preferred Stock (or the Series B Preferred Stock); (iii) enable the Company and the Bank to take advantage of strategic opportunities as they may present themselves in the marketplace; and (iv) provide additional working capital for the Company to service its ongoing overhead and interest expense, and other ongoing operations of the Company. For additional information, see “Use of Proceeds.”

Dividends	We intend to pay a cash dividend on a quarterly basis to holders of our common stock at an initial amount of approximately $0.04 per share starting in March 2015, subject to the prior approval of our board of directors. Although we expect to pay dividends as of the date of this prospectus, we may elect not to pay dividends. Any declarations of dividends will be subject to legal, regulatory and contractual restrictions (including with respect to our SBLF Preferred Stock and our junior subordinated debentures (and related trust preferred securities, or TruPS), which are senior to our shares of preferred and common stock and have a preference on dividends) and will also be made at the discretion of our board of directors, where such determination may be based upon our results of operations, financial condition, capital requirements, business strategy and other factors that the board deems relevant. For additional information, see “Dividend Policy.”

Rank	Our common stock is subordinate to our junior subordinated debentures (and related TruPS) and our SBLF Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any debt that we may issue in the future and may be subordinate to any series of preferred stock that we may issue in the future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

NASDAQ listing	We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “ICBK.”

(1)	The number of shares of our common stock outstanding immediately following this offering set forth above is based on 4,463,790 shares of our common stock outstanding as of September 30, 2014. The number of shares of our common stock outstanding immediately following this offering excludes: (i) 376,051 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $ 11.15 per share and a weighted average remaining contractual term of 4.39 years; and (ii) 231,049 shares of common stock reserved for issuance in connection with equity awards granted under our 2012 Equity Incentive Compensation Plan.
(2)	Except as otherwise indicated, the information in this prospectus does not give effect to the exercise by the underwriters of their option to purchase up to additional shares of common stock from us solely to cover over-allotments, if any.

SBLF PREFERRED STOCK

Securities registered for the benefit of the U.S. Treasury	15,000 shares of SBLF Preferred Stock

Use of Proceeds	We will not receive proceeds from the sale of shares of SBLF Preferred Stock by the U.S. Treasury.

Dividends	The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate was subject to fluctuation on a quarterly basis during the first ten quarters during which the SBLF Preferred Stock was outstanding, based upon changes in the level of Qualified Small Business Lending, or QSBL, of the Bank. As of September 30, 2014, the dividend rate was 1.0%. For additional information, see “Description of Capital Stock—Series C Noncumulative Perpetual Preferred Stock—Dividends.”

Rank	Our SBLF Preferred Stock is subordinate to our junior subordinated debentures (and related TruPS) and will be subordinate to any debt we may issue in the future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider regarding the registration of the SBLF Preferred Stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1 and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” The information at December 31, 2013 and 2012, and for the years then ended, is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at December 31, 2011 and prior is derived in part from audited consolidated financial statements that are not included in this prospectus. The information at September 30, 2014 and 2013, respectively, and for the nine months then ended that appear in this prospectus was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The performance and asset quality ratios are unaudited and derived from the audited financial statements as of and for the years presented. Average balances have been computed using daily averages. Our historical results of operations are not necessarily indicative of the results of operations for any future period.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands, except share and per share data)
SELECTED BALANCE SHEET DATA
Total assets	$742,818	$745,934	$757,820	$755,237	$678,007
Total loans	591,623	578,506	569,138	613,490	575,061
Allowance for loan losses	10,374	10,243	10,495	12,521	9,090
Securities available for sale	77,673	67,020	73,007	62,098	48,570
Deposits	599,931	604,581	616,308	612,819	548,159
Total shareholders’ equity	77,522	71,283	71,809	65,851	60,332

SELECTED INCOME STATEMENT DATA
Interest income	$22,820	$24,130	$31,972	$33,801	$33,893
Interest expense	5,721	6,472	8,513	9,663	12,253

Net interest income	17,099	17,658	23,459	24,138	21,640
Provision for loan losses	—	3,700	4,200	4,200	4,475

Net interest income after provision for loan losses	17,099	13,958	19,259	19,938	17,165
Non-interest income	5,167	6,902	8,857	7,501	5,474
Non-interest expense	12,735	11,438	16,964	15,204	12,767
Income tax expense	3,603	3,530	4,140	4,601	3,615

Net income	$5,928	$5,892	$7,012	$7,634	$6,257

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
PER COMMON SHARE DATA
Basic earnings per common share	$1.25	$1.23	$1.45	$1.56	$1.27
Diluted earnings per share	1.25	1.23	1.45	1.53	1.25
Book value per common share	15.57	14.02	14.28	13.02	11.55
Basic weighted average common shares	4,465,550	4,532,490	4,518,830	4,593,190	4,618,130
Diluted weighted average common shares	4,476,510	4,545,180	4,521,760	4,674,310	4,690,050

SELECTED PERFORMANCE RATIOS(1)
Return on average assets	1.06%	1.06%	0.94%	1.09%	0.92%
Return on average equity	8.79%	9.38%	8.24%	9.64%	10.05%
Return on average common shareholders’ equity(2)	11.10%	12.02%	10.47%	12.74%	11.82%
Net interest margin	3.22%	3.37%	3.35%	3.59%	3.29%
Efficiency ratio(2)	52.87%	49.05%	47.43%	50.00%	46.17%

SELECTED ASSET QUALITY RATIOS
Non-performing loans to total loans	2.12%	1.10%	1.06%	1.83%	4.32%
Non-performing assets to total assets(3)	2.79%	4.25%	2.92%	2.88%	4.63%
Allowance for loan losses to gross loans	1.75%	1.77%	1.84%	2.04%	1.58%
Allowance for loan losses to non-performing loans	82.65%	161.31%	173.30%	111.67%	36.56%
Net loan charge-offs to average loans	0.02%	1.00%	1.05%	0.13%	1.47%

CAPITAL RATIOS
Shareholders’ equity and SBLF Preferred Stock to assets	12.46%	11.57%	11.46%	10.71%	11.11%
Shareholders’ common equity to assets	9.36%	8.48%	8.42%	7.79%	7.87%
Tier 1 leverage ratio (Bank)	13.74%	13.00%	12.81%	12.31%	12.29%
Tier 1 risk-based capital ratio (Bank)	16.58%	15.71%	16.18%	14.32%	14.15%
Total risk-based capital ratio (Bank)	17.84%	16.97%	17.44%	15.58%	15.41%

(1)	Operating ratios are annualized for the nine months ended September 30, 2014 and 2013, respectively.
(2)	Return on average common shareholders’ equity and the efficiency ratio are not recognized under generally accepted accounting principles of the United States, or U.S. GAAP, and are therefore considered to be non-GAAP financial measures. See below for reconciliations of the return on average common shareholders’ equity and the efficiency ratio to their most comparable U.S. GAAP measures.
(3)	Non-performing assets consist of nonaccrual loans and other real estate owned.

Non-GAAP Financial Measures

“Efficiency ratio” is defined as non-interest expenses, excluding gains and losses, and writedown of other real estate owned, divided by operating revenue, which is equal to net interest income plus non-interest income excluding gains and losses on sales of securities. In our judgment, the adjustments made to non-interest expense allow investors to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

The information provided below reconciles the efficiency ratio to its most comparable U.S. GAAP measure.

	For the Nine Months Ended September 30, (unaudited)		For the Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands)
Efficiency ratio:
Total non-interest expense	$12,735	$11,438	$16,964	$15,204	$12,767
Less net (loss) gain on sale of OREO	(964)	609	(1,636)	440	(249)

Adjusted non-interest expense (numerator)	$11,771	$12,047	$15,328	$15,644	$12,518

Net interest income	$17,099	$17,658	$23,459	$24,138	$21,640
Non-interest income	5,167	6,902	8,857	7,501	5,474
Less: gains on sales of securities	—	—	—	(354)	—

Adjusted operating revenue (denominator)	$22,266	$24,560	$32,316	$31,285	$27,114

Efficiency ratio	52.87%	49.05%	47.43%	50.00%	46.17%

Return on average common shareholders’ equity is a non-GAAP based financial measure calculated using non-GAAP based amounts. The most directly comparable U.S. GAAP based measure is return on average shareholders’ equity. We calculate return on average common shareholders’ equity by excluding the average preferred shareholders’ equity and the related dividends. Management uses the return on average common shareholders’ equity in order to review our core operating results. Management believes that this is a better measure of our performance.

The information below reconciles the return on average common shareholders’ equity to its most comparable U.S. GAAP measure.

	At or for the Nine Months Ended September 30, (unaudited)		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
Return on average common shareholders’ equity:
Return on average shareholders’ equity (U.S. GAAP basis)	8.79%	9.38%	8.24%	9.64%	10.05%
Effect of excluding average preferred shareholders’ equity	2.31	2.64	2.23	3.10	1.77

Return on average common shareholders’ equity	11.10%	12.02%	10.47%	12.74%	11.82%

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are subject to specific market risks due to our focus on agricultural lending.

We primarily concentrate our lending activities in the state of Wisconsin, which is to some extent dominated by an agricultural economy. Historically, our senior management’s primary business lending experience has been in agricultural lending, with a specific expertise in and focus on dairy and dairy-related businesses. Although we attempt to maintain a diversified customer base and a diversified loan portfolio, we are more heavily dependent upon the agricultural economy than a typical commercial bank. At September 30, 2014, agricultural loans comprised $376.7 million, or approximately 64% of our total loan portfolio. According to the American Bankers Association, at June 30, 2014, we were the 39th largest farm lender bank in the United States measured by total dollar volume of farm loans. For more information about our market area and the competition we face, see the section of this prospectus entitled “Business—Our Markets.”

The agricultural economy is subject to certain risks that are either inherently volatile or are beyond our ability, or the ability of farmers or other participants in the agricultural economy, to predict or control. Some of these risks include, but are not limited to:

•	Weather-Related Risks. Severe weather, including such things as drought, hail, excessive rain or other natural disasters, could impact the quantity and quality of feed necessary to support our borrowers’ dairy operations and, in turn, increase their expenses. If significant adverse weather-related events occur, it could impair the ability of borrowers to repay outstanding loans or impair the value of collateral securing loans and cause significant property damage, which could either result in loss of revenue or cause us to incur additional expenses;

•	Disease-Related Risks. The operations of our dairy farm and dairy-related borrowers depend primarily on their cattle. If the livestock were to contract an illness or disease, the borrowers would incur additional expenses, and the viability of their operations may be compromised if the disease is not properly managed. The existence of a widespread livestock disease or pandemic could have a significant impact on our borrowers’ ability to repay outstanding loans or impair the value of collateral securing loans, which could either result in loss of revenue or cause us to incur additional expenses;

•	Real Property Value. Our dairy farm and dairy-related borrowers tend to grow and produce much of their feed as opposed to purchasing it from third parties, unlike many dairy farmers in other parts of the country. While this means they are often less subject to fluctuations in feed prices, they require more land. Accordingly, declines in real property values in the areas in which we operate could result in a deterioration of the credit quality of our borrowers or an increase in the number of loan delinquencies, default and charge-offs, and could reduce the value of any collateral we realize following a default on agricultural loans;

•

Market Prices. Agricultural markets are sensitive to real and perceived changes in supply and demand of agricultural products, and given that approximately 90% of our agricultural lending is to dairy farms, the credit quality of a substantial portion of our loan portfolio is closely related to the performance of, and supply and demand in, this sub-sector of the agricultural market. For example, the success of a dairy operation hinges in large part on the cost of feed and the price of milk. When feed costs are high and milk prices are low, it places a strain on our dairy borrowers’ business, which may impair their ability to repay their outstanding loans to us.

•	Governmental Policies and Regulations. Our agricultural loans are dependent on the profitable operation and management of the farm properties securing the loans and their cash flows, and government policies and regulations (including the availability of price supports for crops and other agricultural products (in particular, milk), subsidies, or government-sponsored crop insurance) are outside the control of our borrowers and may affect the successful operation of a farm.

Our focus on local markets and agricultural lending creates credit concentration risks.

Credit concentration risk is primarily related to the risk that a borrower will not be able to repay some or all of its obligations to us. Concentrations of credit risk occur when the aggregate amount owed by one borrower, a group of related borrowers, or borrowers within the same or related markets, industries or groups, represent a relatively large percentage of the total capital or total credit extended by a bank. Although each loan in a concentration may be of sound quality, concentration risks represent a risk not present when the same loan amounts are extended to a more diversified group of borrowers. Loans concentrated in one borrower depend, to a large degree, upon the financial capability and character of the individual borrower. Loans made to a group of related borrowers can be susceptible to financial problems experienced by one or a few members of that group. Loans made to borrowers that are part of the same or related industries or groups, or that are located in the same market area, can all be adversely impacted with respect to their ability to repay some or all of their obligations when adverse conditions prevail in the broader economy generally, in the market specifically or even within just the respective industries or groups. For example, lenders who focused on certain types of real estate lending experienced greater financial difficulties during the recent recession than more diversified lenders or those with concentrations other than real estate lending.

Our lending is primarily to borrowers located or doing business in Wisconsin. Furthermore, at September 30, 2014, we had certain loan-type concentrations of credit risk, specifically in agricultural lending, which are described in more detail in the section of this prospectus entitled “Business—Lending Activities” and “Business—Our Markets.” Because of the concentration of agricultural loans in our lending portfolio and the volume of our borrowers in regions dependent upon agriculture, we could be disproportionately affected relative to others because these high concentrations present a risk to our lending operations. If any of these borrowers becomes unable to repay their loan obligations for any reason, our nonperforming loans and our allowance for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on local economy, and a regional or local economic downturn affecting Wisconsin may magnify the adverse effects and consequences to us.

We operate as a community-oriented business bank, with a focus on servicing both business customers and individuals in our market areas, which include our headquarters in Manitowoc, a full-service branch in Stevens Point, and a loan production office in each of Eau Claire, Fond du Lac and Darlington. Although we have a primary focus on agricultural and business banking, future growth opportunities will depend largely on market area penetration, market area growth and our ability to compete for traditional banking business within our market areas. We anticipate that as a result of this concentration, a downturn in the general economy in our market areas, including Wisconsin specifically, could increase the risk of loss associated with our loan portfolio. Although economic conditions in our markets have been generally stronger than those in other regions of the country recently, there can be no assurance that such conditions will continue to prevail.

Volatility in commodity prices may adversely affect our financial condition and results of operations.

At September 30, 2014, approximately 64% of our total loan portfolio was comprised of agricultural loans. Volatility in certain commodity prices, including milk, could adversely impact the ability of those borrowers to perform under the terms of their borrowing arrangements with us. In terms of the dairy industry, milk prices have fluctuated. For the 15-year period ended November 30, 2014, the per-year average All-Milk price (a weighted average price for all uses of milk in a particular milk order) in the United States paid to producers has ranged from an average low price of $12.32 per hundredweight (cwt) in 2000 to an average high price of $24.34 per cwt in 2014 year-to-date through November 30, 2014, according to the USDA National Agricultural Statistics Service. “Hundredweight,” or “cwt,” is a measure equal to 100 pounds of milk shipped. Fluctuations in milk prices may be caused by changes in consumption and demand, weather-related factors (such as droughts), the size of the dairy cattle herd, changes in fuel costs, changes in feed costs, governmental policies and regulations and other factors. A decrease in milk prices may result in an increase in the number of non-performing loans in our agricultural portfolio, which could have a material adverse effect on our financial condition, earnings and capital.

Our business is significantly dependent on the real estate markets where we operate, as a large portion of our loan portfolio is secured by real estate.

At September 30, 2014, approximately 64% of our aggregate loan portfolio, comprising our agriculture real estate loans (including agricultural construction loans), commercial real estate loans and residential real estate loans, was primarily secured by interests in real estate predominantly located in Wisconsin. Additionally, some of our other lending occasionally involves taking real estate as primary or secondary collateral. Real property values in Wisconsin may be different from, and in some instances worse than, real property values in other markets or in the United States as a whole, and may be affected by a variety of factors outside our control and the control of our borrowers, including national and local economic conditions generally. Declines in real property prices, including prices for farmland, commercial property and homes in Wisconsin could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services generally. Moreover, declines in real property values in Wisconsin could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition or result of operations.

Strong competition could hurt our earnings and slow growth.

We face intense competition in making loans and attracting deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which may reduce our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We also face competition for agricultural loans from participants in the nationwide Farm Credit System and much larger regional, national and global banks. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of non-bank competition in the financial services industry. If we are not able to effectively compete in our market areas and targeted business segments, our profitability may be negatively affected. For more information about our market area and the competition we face, see the section of this prospectus entitled “Business—Our Markets” and “Business —Competition.”

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We have benefited from strong relationships with our customers, and also from our relationships with financial intermediaries. As a result, our reputation is an important component of our business. A key component of our business strategy is to leverage our reputation for customer service and knowledge of our customers’ needs and business to expand our presence by capturing new business opportunities from existing and prospective customers in and outside of our local market areas. We strive to conduct our business in a manner that enhances our reputation. We aim to enhance our reputation, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities and markets we serve, who are able to connect with customers through on-site visits and knowledge of our customers’ business, and who care about and deliver superior service to our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or by events beyond our control, our business and operating results may be adversely affected.

Our commercial real estate and commercial and industrial loans generally carry greater credit risk than loans secured by owner occupied one-to-four family real estate, and our credit risk may increase if we succeed in our plan to increase our commercial lending.

At September 30, 2014, $172.7 million, or approximately 29%, of our loan portfolio consisted of commercial real estate and commercial and industrial loans. Given their generally larger balances and the complexity of the underlying collateral, commercial real estate and commercial and industrial loans generally expose a lender to greater credit risk than loans secured by owner occupied one-to-four family real estate. For commercial real estate loans, the principal risk is that repayment is generally dependent on income from tenant leases being generated in amounts sufficient to cover operating expenses and debt service. For commercial and industrial loans, the principal risk is that repayment is generally dependent upon the successful operation of the borrower’s business. If loans that are collateralized by real estate or other business assets become troubled and the value of the collateral has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and would adversely affect our operating results.

Changes in interest rates may hurt our earnings and asset value.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments (consisting primarily of loans and securities) and the interest paid on interest-bearing liabilities (consisting primarily of deposits and borrowings). Changes in both the general level of interest rates and in the difference between short-term and long-term rates can affect our net interest income. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.

While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, including by seeking to originate variable rate loans and balancing the respective terms of assets and liabilities, changes in interest rates may still have a material adverse effect on our financial condition and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets and liabilities and our ability to realize gains from the sale of our assets, all of which could affect our earnings. For further discussion of how changes in interest rates could impact us, see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk Management.”

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

At September 30, 2014, our allowance for loan losses, totaled $10.4 million, which represented 1.75% of gross loans. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, and could decrease our net income or reduce our capital.

In addition, our regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to charge off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provisions for loan losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

The dividend rate on our SBLF Preferred Stock will increase to 9.0% during the first quarter of 2016 if we have not redeemed the SBLF Preferred Stock, which would impact the net income available to holders of our common stock and earnings per share of our common stock.

The per annum dividend rate on the 15,000 shares of our SBLF Preferred Stock we sold to the U.S. Department of Treasury, or the U.S. Treasury, in connection with our participation in the SBLF Program is currently 1.0%. During the first quarter of 2016, the per annum dividend rate will increase to a fixed rate of 9.0% if any SBLF Preferred Stock remains outstanding at that time. The total dividends paid on our SBLF Preferred Stock for the year ended December 31, 2013 were $150,000. Assuming the increased dividend rate of 9.0% per annum and assuming we have not redeemed any of our SBLF Preferred Stock, the total dividends payable on our SBLF Preferred Stock would be $1.3 million for the 12-month period beginning in February 2016. Depending on our financial condition at the time, any such increase in the dividend rate could have a material negative effect on our financial condition, including reducing our net income available to holders of our common stock and our earnings per share.

Failure to pay dividends on our SBLF Preferred Stock may have negative consequences, including limiting our ability to pay dividends in the future.

Our SBLF Preferred Stock pays a noncumulative quarterly dividend in arrears. Such dividends are not cumulative but we may only declare and pay dividends on our common stock (or any other equity securities junior to the SBLF Preferred Stock) if we have declared and paid dividends on the SBLF Preferred Stock for the current dividend period. Moreover, our ability to pay dividends is always subject to legal and regulatory restrictions. Any payment of dividends in the future will depend, in large part, on our earnings, capital requirements, financial condition and other factors considered relevant by the our board of directors. There is no assurance that we will pay dividends on our common stock in the future, or that if we do pay dividends, that such dividends will continue.

We rely on the accuracy and completeness of information about our customers and counterparties, and inaccurate or incomplete information could subject us to various risks.

In deciding whether to extend credit or enter into other transactions with our customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on representations as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors.

While we strive to verify the accuracy and sufficiency of such information, if this information is inaccurate or incomplete, we may be subject to loan losses, regulatory action, reputational harm, or other adverse effects on the operation of our business, results of operations, or financial condition.

We depend on our management team to implement our business strategy and on our relationship managers to maintain and grow our agricultural and commercial relationships; we could be harmed by the loss of their services.

We are dependent upon the services and expertise of our founders and the other members of our management team who direct our strategy and operations, especially relating to our agricultural lending focus, and, we have benefited from our management’s extensive banking knowledge and experience in this regard. We also rely heavily upon the talents, experience and customer relationships of our loan officers and have benefited from their expertise and relationship-building skills, especially with respect to our agricultural and commercial lending. Members of our executive management team and our seasoned loan officers could be difficult to replace. Our loss of the services of one or more of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our business and results of operations.

Limits on our ability to use brokered deposits as part of our funding strategy may adversely affect our ability to grow.

A “brokered deposit” is any deposit that is obtained from or through the mediation or assistance of a deposit broker, which includes larger correspondent banks and securities brokerage firms. These deposit brokers attract deposits from individuals and companies throughout the country and internationally whose deposit decisions are based almost exclusively on obtaining the highest interest rates. We have used brokered deposits in the past, and we intend to continue to use brokered deposits as one of our funding sources to support future growth. At September 30, 2014, brokered deposits represented approximately 22% of our total deposits and equaled $131.4 million. There are risks associated with using brokered deposits. In order to continue to maintain our level of brokered deposits, we may be forced to pay higher interest rates than contemplated by our asset-liability pricing strategy. In addition, banks that become less than “well capitalized” under applicable regulatory capital requirements may be restricted in their ability to accept or prohibited from accepting brokered deposits. If this funding source becomes more difficult to access, we will have to seek alternative funding sources in order to continue to fund our growth. This may include increasing our reliance on the Federal Home Loan Bank of Chicago, or FHLB, borrowings, attempting to attract non-brokered deposits, reducing our available for sale securities portfolio and selling loans. There can be no assurance that brokered deposits will be available, or if available, sufficient to support our continued growth.

A lack of liquidity could adversely affect our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The primary sources of our liquidity are customer deposits and loan repayments, in addition to borrowings. Our access to deposits and other funding sources in adequate amounts and on acceptable terms is affected by a number of factors, including rates paid by competitors, returns available to customers on alternative investments and general economic conditions. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our shareholders, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on all business, financial condition, results of operations and growth prospects.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives because we will need to implement additional financial and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company, and we expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. These obligations will increase our operating expenses and could divert management’s attention from other aspects of our business. However, the measures we take may not be sufficient to satisfy our obligations as a public company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the Securities Exchange Commission, or the SEC, and the NASDAQ Global Market, except for such requirements that we may elect not to comply with during the period we are an emerging growth company, which could require us to further upgrade our systems and/or hire additional staff, which would increase our operating costs. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs may cause us to incur losses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are dependent on our information technology and telecommunications systems and third-party service providers, and systems failures, interruptions or breaches of security could have a material adverse effect on our financial condition and results of operations and damage our reputation.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. We outsource many of our major systems, such as data processing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we provide our customers the ability to bank remotely, including online over the internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by these incidents. Further, we outsource some of the data processing functions used for remote banking, and accordingly we are dependent on the expertise and performance of our third-party providers. To the extent that our activities, the activities of our customers, or the activities of our third-party service providers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage, any or all of which could have a material adverse effect on our business.

We rely on other companies to provide certain key components of our business infrastructure.

Third-party service providers provide certain key components of our business infrastructure, such as data processing and deposit processing systems, mobile payment systems, internet connections, and network access. While we have selected these third-party service providers carefully, we do not control their operations. Any failure by these third parties to perform or provide agreed-upon goods and services for any reason or their poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third-party service providers could also entail significant delay and expense.

We may face risks with respect to future acquisitions.

If we attempt to expand our business in Wisconsin or other states through mergers and acquisitions, we anticipate that we will seek targets that are culturally similar to us, have experienced management and possess either significant market presence or have potential for improved profitability through economies of scale or expanded services. In addition to the general risks associated with our growth plans, acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger targets;

•	unexpected delays, complications or expenses resulting from regulatory approval requirements or other conditions to closing;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•	the time and costs of evaluating new markets, hiring experienced local management, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction;

•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on our results of operations;

•	entry into new markets where we lack experience; and

•	risks associated with integrating the operations and personnel of the acquired business in a manner that permits growth opportunities and does not materially disrupt existing customer relationships or result in decreased revenues resulting from any loss of customers.

With respect to the risks particularly associated with the integration of an acquired business, we may encounter a number of difficulties, such as: (1) customer loss and revenue loss; (2) the loss of key employees; (3) the disruption of our operations and business; (4) our inability to maintain and increase competitive presence; (5) possible inconsistencies in standards, control procedures and policies; and/or (6) unexpected problems with costs, operations, personnel, technology and credit.

In addition to the risks posed by the integration process itself, the focus of management’s attention and effort on integration may result in a lack of sufficient management attention to other important issues, causing harm to our business. Also, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of an acquired business.

We expect to continue to evaluate merger and acquisition opportunities that are presented to us and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. We do not expect to comment publicly on possible acquisitions or business combinations until we have signed a definitive agreement for the transaction. Historically, acquisitions of non-failed financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and net income per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we fail to successfully keep pace with technological change, our business could be materially adversely affected.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Failure to successfully keep pace with technological change affecting the financial services industry generally, and virtual banking in particular, could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected and any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business results of operations and financial condition.

If our risk management framework does not effectively identify or mitigate our risks, we could suffer losses.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit risk, operations risk, compliance risk, reputation risk, strategic risk, market risk and liquidity risk. We seek to monitor and control our risk exposure through a framework of policies, procedures, monitoring and reporting requirements. There may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Risks Related to Our Industry

Financial reform legislation will result in new regulations that are expected to increase our costs of operations.

We are subject to extensive regulation, supervision and examination by the Board of Governors of the Federal Reserve, or the Federal Reserve, the FDIC and the Wisconsin Department of Financial Institutions, or the WDFI. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, could have a material impact on us and our operations.

The Dodd-Frank Act was enacted on July 21, 2010. The Dodd-Frank Act represented a significant overhaul of many aspects of the regulation of the financial-services industry. Among other things, the Dodd-Frank Act created a new federal Consumer Financial Protection Bureau, tightened capital standards, and generally increased oversight and regulation of financial institutions and financial activities.

In addition to the self-implementing provisions of the statute, the Dodd-Frank Act calls for more than 300 administrative rulemakings by various federal agencies to implement various parts of the legislation. While some rules have been finalized or issued in proposed form, many have yet to be proposed. It is impossible to predict when additional rules will be issued or finalized, and what the content of such rules will be. We will have to apply resources to ensure that we are in compliance with all applicable provisions of the Dodd-Frank Act and any implementing rules, which may increase our costs of operations and adversely impact our earnings. The Dodd-Frank Act and any implementing rules that are ultimately issued could have adverse implications on the financial industry, the competitive environment, and/or our ability to conduct business. For more information about the regulations to which we are subject, see the section of this prospectus entitled “Supervision and Regulation.”

We will become subject to more stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

In July 2013, each of the U.S. federal banking agencies adopted final rules implementing the recommendations of the International Basel Committee on Bank Supervision to strengthen the regulatory capital requirements of all banking organizations in the United States. The new capital framework, referred to as Basel III, will replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies. The final Basel III rules became effective on January 1, 2014, although the Company and Bank will not be required to be in compliance with the final Basel III rules until January 1, 2015, and the rules will not be fully phased-in until January 1, 2019.

Basel III creates a new regulatory capital standard based on Tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. Any significant increase in our capital requirements could reduce our growth and profitability and materially adversely affect our business, financial condition, results of operations and growth prospects. For more information about the regulations to which we are subject, see the section of this prospectus entitled “Supervision and Regulation.”

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by our regulators to maintain adequate levels of capital to support our operations. We believe the net proceeds that we raise in the offering will be sufficient to permit the Bank to maintain regulatory capital compliance for the foreseeable future. Nonetheless, we may at some point need to raise additional capital to support continued growth or to address losses.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our operations and our financial condition could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by the Federal Reserve, we may be subject to adverse regulatory action. For more information about the regulations to which we are subject, see the section of this prospectus entitled “Supervision and Regulation.”

Increased FDIC insurance assessments could significantly increase our expenses.

The Dodd-Frank Act eliminated the maximum Deposit Insurance Fund ratio of 1.5% of estimated deposits, and the FDIC has established a long-term ratio of 2.0%. The FDIC has the authority to increase assessments in order to maintain the Deposit Insurance Fund ratio at particular levels. In addition, if our regulators issue downgraded ratings of the Bank in connection with their examinations, the FDIC could impose significant additional fees and assessments on us which could significantly increase our expenses.

We face a risk of noncompliance with and enforcement actions under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including future acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Changes in accounting standards and policies may negatively affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations. In some cases, we could be required to apply a new or revised accounting standard retroactively, which could have a negative impact on our reported results.

Our ability to pay dividends is dependent upon the Bank’s performance.

The Company’s only source of funds to pay dividends is dividends or other distributions it may receive directly from the Bank. The Company’s payment of dividends in the future, if any, will be subject to legal, regulatory and contractual restrictions (including with respect to our SBLF Preferred Stock and junior subordinated debentures (and related TruPS), which are senior to our shares of preferred and common stock and have a preference on dividends), and will also depend on the Bank’s earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. Dividends are payable on shares at the discretion of our board of directors, subject to the provisions of the Wisconsin Business Corporation Law, or WBCL, and any regulatory restrictions. For more information on the restrictions on paying dividends, see “Supervision and Regulation—Dividends.”

We are subject to examinations and challenges by tax authorities that may be costly and time-consuming and may require expensive remedial action or other costs.

In the normal course of business, the Company and the Bank are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments that both entities have made and the businesses in which they have engaged. Federal and state taxing authorities have over the past few years become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If not resolved in our favor, such challenges could have an adverse effect on our financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

There is no established market for our common stock. We expect that our common stock will be listed on the NASDAQ Global Market under the symbol “ICBK,” subject to completion of the offering. The underwriters have advised us that they intend to make a market in our common stock following the offering, but they are under no obligation to do so or to continue to do so once it begins. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less shares held by our directors and executive officers, if any, may be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. If you purchase shares of common stock, you may not be able to sell them at a price equal to or in excess of your per share purchase price. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. The limited market for our stock may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold.

We have broad discretion in allocating the net proceeds of the offering. Our failure to effectively utilize such net proceeds may have an adverse effect on our financial performance and the value of our common stock.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. For additional information see the section of this prospectus entitled “Use of Proceeds.”

Anti-takeover provisions in our charter documents and under Wisconsin law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated articles of incorporation and our amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the shareholders, up to 570,000 shares of undesignated preferred stock;

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into two to three classes, with each class serving staggered three year terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	specify that no shareholder is permitted to cumulate votes at any election of directors.

These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Wisconsin, the Wisconsin control share acquisition statute and Wisconsin’s “fair price” and “business combination” provisions, in addition to other provisions of Wisconsin law, would apply and limit the ability of an acquiring person to engage in certain transactions or to exercise the full voting power of acquired shares under certain circumstances. As a result, offers to acquire us, which may represent a premium over the available market price of our common stock, may be withdrawn or otherwise fail to be realized. For additional information, see the section of this prospectus entitled “Description of Capital Stock—Antitakeover Effect of Governing Document and Applicable Law.”

We are an “emerging growth company,” as defined in the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

•	the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm audit the effectiveness of our internal control over financial reporting;

•	the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;

•	the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•	any rules that the Public Company Accounting Oversight Board, or the PCAOB, may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

Our common stock is equity and will be subordinate to our existing and any future indebtedness.

Shares of our common stock will represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will be subordinate to our existing junior subordinated debentures with respect to the payment of dividends and the distribution of assets upon liquidation and will rank junior to all of our existing and future indebtedness and to other non-equity claims against us with respect to assets available to satisfy claims against us, including in our liquidation.

Our board of directors may issue shares of preferred stock that would adversely affect the rights of our common shareholders.

Our authorized capital stock includes 600,000 shares of preferred stock, which includes: (i) 15,000 shares of Series B Preferred Stock that are authorized, of which 8,000 shares are outstanding; (ii) 15,000 shares of our SBLF Preferred Stock issued to the U.S. Treasury under the SBLF Program that are issued and outstanding; and (iii) 570,000 shares of Preferred Stock that are not classified. Our SBLF Preferred Stock has rights that may be adverse to our common shareholders, including priority with regard to any dividends paid by the Company and any payment received in liquidation. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our articles of incorporation, our board of directors is empowered to determine:

•	the designation of, and the number of, shares constituting each series of preferred stock;

•	the dividend rate for each series;

•	the terms and conditions of any voting, conversion and exchange rights for each series;

•	the amounts payable on each series on redemption or our liquidation, dissolution or winding-up;

•	the provisions of any sinking fund for the redemption or purchase of shares of any series; and

•	the preferences and the relative rights among the series of preferred stock.

We could issue preferred stock with voting and conversion rights that could adversely affect the voting power of the shares of our common stock and with preferences over the common stock with respect to dividends and in liquidation.

Our stock price may be volatile.

Stock price volatility may negatively impact the price at which our common stock may be sold, and may also negatively impact the timing of any sale. Our stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:

•	actual or anticipated variations in quarterly operating results;

•	recommendations by securities analysts, including estimates of our financial performance or lack of research and reports by industry analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry, such as cyber-attacks;

•	new technology used, or services offered, by competitors;

•	variations in milk or other commodity prices;

•	perceptions in the marketplace regarding us and/or our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	additional investments from third parties;

•	issuance of additional shares of stock;

•	changes in government regulations; or

•	geo-political conditions such as acts or threats of terrorism, pandemics or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause our stock price to decrease regardless of our operating results.

Shares of our common stock are not insured deposits and may lose value.

Shares of our common stock are not insured deposits or other obligations of any bank and are not insured by the FDIC or any other governmental agency and are subject to investment risk, including possible loss of principal.

Securities analysts may not initiate or continue coverage on our common stock.

Following the completion of this offering, the trading price of our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Risks Related to an Investment in the SBLF Preferred Stock

An active trading market for the SBLF Preferred Stock may not develop or be maintained.

The SBLF Preferred Stock is not currently listed on any securities exchange or available for quotation on any national quotation system. We will use reasonable best efforts to list, or make available for quotation, the SBLF Preferred Stock in the future, if and when any shares of SBLF Preferred Stock are offered and sold. An active trading market for the SBLF Preferred Stock may not develop, or if developed, may not be maintained. If an active market does not develop and is not maintained, the market value and liquidity of the SBLF Preferred Stock may be materially and adversely affected.

Holders of SBLF Preferred Stock have limited voting rights.

The holders of SBLF Preferred Stock have no voting rights except with respect to certain fundamental changes in the terms of the SBLF Preferred Stock and certain other matters and as may be required by applicable law. If dividends on the SBLF Preferred Stock are not paid in full for five quarterly dividend periods, whether or not consecutive, the holders of the SBLF Preferred Stock have the right to appoint a non-voting observer on our board of directors. Further, if dividends are not paid in full for six quarterly dividend periods, whether or not consecutive, the total number of positions on our board of directors will automatically increase by two and the holders of the SBLF Preferred Stock, acting as a class, will have the right to elect two individuals to serve in the new director positions. These rights and the terms of such directors will end when we have paid in full all accrued and unpaid dividends and paid dividends for at least four consecutive dividend periods.

The SBLF Preferred Stock is subject to various prohibitions and other restrictions on our payment of dividends.

Our ability to pay dividends on the SBLF Preferred Stock is restricted by Federal Reserve Board supervisory policies and guidance. Dividends may not be paid if our historical or projected earnings are not sufficient.

Our board of directors may decide not to declare any dividends on the SBLF Preferred Stock.

Our board of directors or any authorized committee of our board of directors may decide not to declare a dividend on the SBLF Preferred Stock in respect of any dividend period. In such case, the holders of SBLF Preferred Stock will have no right to receive any dividend for such period, and we will have no obligation to pay such a dividend, regardless of whether any dividends are declared for any subsequent dividend periods. Although we have been paying dividends on the SBLF Preferred Stock, our board of directors may in the future deem that we either do not have the ability or face circumstances that may make it advisable for us not to declare and pay such dividends.

If we redeem the SBLF Preferred Stock, holders of SBLF Preferred Stock may not be able to reinvest the redemption proceeds in a comparable investment at the same or a greater rate of return.

We have the right to redeem the SBLF Preferred Stock, in whole or in part, at our option at any time, subject to prior regulatory approval. If we choose to redeem the SBLF Preferred Stock, we are likely to do so if we are able to obtain a lower cost of capital. If prevailing interest rates are relatively low if or when we choose to redeem the SBLF Preferred Stock, holders of SBLF Preferred Stock generally will not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return. For more information regarding the redemption of our SBLF Preferred Stock, see the section of this prospectus entitled “Use of Proceeds.”

Shares of our preferred stock are not insured deposits and may lose value.

Shares of our preferred stock are not insured by the FDIC or any other governmental agency and are subject to investment risk, including possible loss of principal.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “intend,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	adverse changes in economic conditions in our market area;

•	adverse changes to the agriculture market generally, dairy in particular;

•	adverse changes in the financial industry, securities, credit and national and local real estate markets (including real estate values);

•	competition among depository and other financial institutions;

•	risks related to a high concentration of dairy-related collateral located in our market area;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	our success in implementing our business strategy, particularly increasing or diversifying our loan portfolio and sources of deposit funding;

•	changes in interest rates generally, including changes in the relative differences between short term and long term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	our success in introducing new financial products;

•	our ability to attract and maintain deposits;

•	our ability to maintain our asset quality even as we increase our lending;

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	availability to continue to sell loans and use government programs;

•	fluctuations in the demand for loans, which may be affected by numerous factors, including commercial conditions in our market areas and by declines in the value of real estate in our market areas;

•	changes in consumer spending, borrowing and saving habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	risks associated with acquisitions;

•	the results of examinations by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses, write down assets, change our regulatory capital position, limit our ability to borrow funds or maintain or increase deposits, or prohibit us from paying dividends, which could adversely affect our dividends and earnings;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements (particularly the new capital regulations), regulatory fees and compliance costs and the resources we have available to address such changes;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, or the FASB, the SEC and the PCAOB;

•	changes in our organization, compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail under the section entitled “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $             million, or approximately $             million if the underwriters elect to exercise in full their over-allotment option, assuming an initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $             million, or $             million if the underwriters elect to exercise in full their over-allotment option, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds of the offering, in part, to provide capital to support growth and expansion. We may also use the proceeds of the offering to: (i) serve as a source of additional capital for the Bank, as it may require from time to time; (ii) redeem SBLF Preferred Stock and Series B Preferred Stock; (iii) enable the Company and the Bank to take advantage of strategic opportunities as they may present themselves in the marketplace; and (iv) provide additional working capital for the Company to service its ongoing overhead and interest expense, and other ongoing operations of the Company. We currently intend to redeem our SBLF Preferred Stock no later than the first quarter of 2016, prior to the date on which the dividend rate on the SBLF Preferred Stock will increase to 9.0%. Regardless of when we redeem our SBLF Preferred Stock, it will cost us $15 million in redemption price, plus any accrued or unpaid dividends to the date of redemption. Even without any net proceeds from the sale of our common stock in this offering, we believe we currently have sufficient capital to redeem the SBLF Preferred Stock. If we use proceeds from this offering for other purposes as enumerated above, we anticipate that we will still be able to redeem the SBLF Preferred Stock without any of the costs or uncertainty associated with seeking to borrow funds or raise capital in a separate, subsequent offering. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategies.

We will not receive any proceeds from the sale of our common stock by the selling shareholders. Messrs. Censky and Binversie, both founders and directors of the Company and directors and executive officers of the Bank, will offer and sell approximately          and          shares of common stock, respectively, in our initial public offering. Following the offering, Messrs. Censky and Binversie will own     % and     %, respectively, of our outstanding common stock.

We will not receive any proceeds from any sale of the SBLF Preferred Stock by the U.S. Treasury.

DIVIDEND POLICY

Following this offering, we intend to pay quarterly cash dividends on our common stock at an initial amount of approximately $0.04 per share starting in March 2015, subject to the approval of our board of directors.

Although we expect to pay dividends according to our dividend policy as of the date of this prospectus, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of our board of directors. In determining the amount of any future dividends, our board of directors will take into account: (i) our financial results; (ii) our available cash, as well as anticipated cash requirements (including debt servicing); (iii) our capital requirements and the capital requirements of our subsidiaries (including the Bank); (iv) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our shareholders or by the Bank to us; (v) general economic and business conditions; and (vi) any other factors that our board of directors may deem relevant. Therefore, there can be no assurance that we will pay any dividends to holders of our stock, or as to the amount of any such dividends.

Under applicable Wisconsin law, we are prohibited from paying dividends if we are insolvent or if the payment of dividends would render us unable to pay debts as they come due in the usual course of business. The Federal Reserve has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances, such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In determining whether to pay a cash dividend in the future and the amount of any cash dividend, our board of directors is expected to take into account a number of factors, including: regulatory capital requirements; our financial conditions and results of operations; other uses of funds for long term value of shareholders; tax considerations; statutory, regulatory and contractual limitations; and general economic conditions.

Dividends we can declare and pay will depend primarily upon receipt of dividends from the Bank. See the section of this prospectus entitled “Supervision and Regulation—Dividends.” In addition, beginning in 2016, the Bank’s ability to pay dividends will be limited if it does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to shareholders. See the sections of this prospectus entitled “Supervision and Regulation—Capital Adequacy Guidelines.”

Any payment of dividends by the Bank to us that would be deemed to be drawn out of the Bank’s bad debt reserves would require a payment of taxes at the then-current tax rate by the Bank on the amount of earnings deemed to be removed from the reserves for such distribution. The Bank does not intend to make any distribution to us that would create such a federal tax liability.

In addition to the Bank, the Company has two subsidiaries: the County Bancorp Statutory Trust II and the County Bancorp Statutory Trust III, or the Trusts, which are both Delaware statutory trusts. The Trusts were created for the purpose of administering the Company’s issuances of TruPS. With respect to the payment of dividends, our common stock is subordinate to our debentures, which we issued to the Trusts in connection with our TruPS. Accordingly, we will be prohibited from declaring and paying dividends on our common stock (or any other equity security comprising our capital stock) if we (i) elect to defer interest payments on the debentures, or (ii) default on any of our obligations under the governing documents for the debentures. Examples of defaults under the governing documents for the debentures include, voluntary or involuntary bankruptcy of the Company, liquidation of the Trusts, failure to make specified payments on the debentures when due, and failure to make payment on our guarantee of the capital securities issued by the Trusts.

The SBLF Preferred Stock issued in connection with our participation in the SBLF Program pays a noncumulative quarterly dividend in arrears. Such dividends are not cumulative, but we may only declare and pay dividends on our common stock (or any other equity securities junior to the SBLF Preferred Stock) if full dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid in full on the SBLF Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of September 30, 2014: (1) on an actual basis, and (2) on an as-adjusted basis as if the offering had been completed as of September 30, 2014, assuming the sale of                  shares of common stock by us and                  shares of common stock by the selling shareholders in this offering at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses.

The as-adjusted capitalization information below is illustrative only, and our cash and cash equivalents, common stock, additional paid-in capital, retained earnings, accumulated other comprehensive income, total shareholders’ equity, and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with the sections in this prospectus entitled “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	As Adjusted(1)
	(dollars in thousands except share and per share data)
Long-term borrowings and SBLF:
Subordinated debentures	$12,372	$12,372
SBLF redeemable preferred stock-variable rate, noncumulative, nonparticipating, $1,000 stated value; 15,000 shares authorized; 15,000 shares issued; $15,000 redemption amount	15,000	15,000
Shareholders’ equity:
Preferred stock-variable rate, noncumulative nonparticipating, $1,000 stated value; 15,000 shares authorized; 8,000 shares issued	8,000	8,000
Common stock and surplus, $0.001 par; 50,000,000 shares authorized; 4,868,560 shares issued, and 4,463,790 shares outstanding	5
Treasury stock, at cost 404,770 shares	(4,495)
Surplus	16,620
Retained earnings	57,090
Accumulated other comprehensive income, net of tax	302

Total shareholders’ equity	77,522

Total capitalization	$104,894

Book value per common share	$15.57

Consolidated capital ratios
Shareholders’ equity and SBLF to total assets	12.46%
Shareholders’ common equity to total assets	9.36
Bank capital ratios
Tier 1 leverage capital ratio	13.74%
Tier 1 risk-based capital ratio	16.58
Total risk-based capital ratio	17.84

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus) would increase (decrease) total shareholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses. If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, the pro forma as-adjusted amount of each of common stock, total shareholders’ equity and total capitalization would increase by approximately $ million, after deducting estimated underwriting discounts and offering expenses, and we would have shares of our common stock issued and outstanding, as adjusted.

The table above excludes the following shares as of September 30, 2014: (i) 376,051 shares of common stock issuable upon the exercise of outstanding options at a weighted-average exercise price of approximately $11.15 per share and a weighted-average remaining contractual term of 4.39 years; and (ii) 231,049 shares of common stock reserved for issuance under our 2012 Equity Incentive Compensation Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net book value per share of our common stock immediately after this offering. Net book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical book value as of September 30, 2014, was approximately $69.5 million, or $15.57 per common share, based on 4,463,790 shares of common stock outstanding as of September 30, 2014. After giving effect to the sale of                  shares of our common stock offered in this offering at an assumed public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net book value as of September 30, 2014, would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net book value of $             per share to existing shareholders and an immediate dilution in net book value of $             per share to new investors purchasing shares of common stock in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis at the high-, mid- and low-points of the price range set forth on the cover page of this prospectus:

	High		Mid		Low
Assumed public offering price per share	$		$		$
Historical book value per common share as of September 30, 2014		15.57		15.57		15.57
Increase (decrease) in net book value per share attributable to new investors
As adjusted book value per common share after this offering
Dilution per share to new investors purchasing common stock in this offering

Each $1.00 increase (decrease) in the assumed public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus), would increase (decrease) our as adjusted net book value after this offering by approximately $             million, or approximately $             per share, and the dilution per share to new investors by approximately $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on an as-adjusted basis as of September 30, 2014, after giving effect to our sale of shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $             per share.

	Shares Purchased/Issued		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Shareholders as of September 30, 2014
New investors in this offering

Total

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing shareholders will decrease to approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to             , or     % of the total number of our shares of our common stock outstanding after this offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of our common stock outstanding immediately following this offering is based on 4,463,790 shares of our common stock outstanding as of September 30, 2014. This number excludes: (i) 376,051 shares of common stock issuable upon the exercise of outstanding options at a weight-average exercise price of approximately $11.15 per share and a weighted average remaining contractual term of 4.39 years; and (ii) 231,049 shares of common stock reserved for issuance in connection with equity awards granted under our 2012 Equity Incentive Compensation Plan.

BUSINESS

Overview

County Bancorp, Inc., a Wisconsin corporation and registered bank holding company founded in May 1996, and our wholly-owned subsidiary Investors Community Bank, a Wisconsin-chartered bank, are headquartered in Manitowoc, Wisconsin. The state of Wisconsin is often referred to as “America’s Dairyland,” and one of the niches we have developed is providing financial services to agricultural businesses statewide, with a primary focus on dairy-related lending. We also serve business and retail customers throughout Wisconsin, with a focus on Northeastern and Central Wisconsin. Our customers are served from our full-service locations in Manitowoc and Stevens Point, and our loan production offices in Darlington, Eau Claire and Fond du Lac.

Our History and Performance

The Company was founded in 1996 by our leadership group consisting of William C. Censky, Timothy J. Schneider, Wayne D. Mueller and Mark R. Binversie, to meet the financial services needs of agricultural and business banking clients throughout Wisconsin. According to the American Bankers Association, at June 30, 2014, we were the 39th largest farm lender bank in the United States measured by total dollar volume of farm loans, and since our inception have been one of the faster growing banks in the state through organic growth. At September 30, 2014, we had assets of $742.8 million, total loans of $591.6 million and deposits of $599.9 million. Our guiding principles have always been soundness, profitability then growth, and we believe our performance to date has validated our business model and approach to banking.

Profitability. The Company has been profitable on an annual basis since our first full year of operation, and we have had a consistent focus on maintaining high levels of profitability during various market conditions and cycles. Our net income was $5.9 million for the nine months ended September 30, 2014, which represents an annualized return on average assets of 1.06%. For 2013, our net income was $7.0 million and our return on average assets was 0.94%.

Book Value Growth. We initially raised capital at a price of $1.60 per share, as adjusted to reflect a 10-for-1 stock split effected April 4, 2014. By consistently maintaining high levels of profitability and building shareholder value through retained earnings, our book value per share at December 31, 2013 was $14.28, representing a CAGR of 14.4% for all full years since our inception. At September 30, 2014, our book value per share was $15.57.

Efficiency. Our operating model has focused on serving the needs of our customers without a dependence on a traditional branch network, allowing us to maintain lower operating costs than many of our peers. As a result, we have been able to consistently operate our business at attractive efficiency levels. For 2013 and the nine months ended September 30, 2014, our efficiency ratio was 47.43% and 52.87%, respectively, while our ratio of non-interest expense to average assets was 2.24% and 2.28%, respectively. According to FDIC statistics through September 30, 2014, for commercial banks with assets between $500 million and $1.0 billion, the average for efficiency ratios for 2013 and the nine months ended September 30, 2014, was 69.0% and 67.4%, respectively, while industry average for non-interest expense to average assets was 3.17% and 3.08%, respectively.

Non-Interest Income. Another significant driver of our profitability has been our ability to generate non-interest income through the sale of agricultural loans, and the fee income generated by servicing such loans. For 2013 and the nine months ended September 30, 2014, we had $414.1 million and $415.2 million, respectively, in loans that had been sold or participated for which we retained the servicing rights. As a result, for the corresponding periods, loan servicing income was $5.9 million and $3.6 million, respectively, representing approximately 66.56% and 70.33% of our total non-interest income, respectively.

Going forward, we intend to continue pursuing the strategies we have used successfully for more than 18 years and believe we can apply the strategies and principles described below in a manner that will allow us to grow into new markets and business segments profitably, while retaining the deliberate and prudent culture that has driven our performance thus far.

Our Management and Employees

Our performance and growth has been led by a dedicated executive management team that founded the Company and spent nearly two decades building a premier Wisconsin-focused agriculture and business bank. The addition of other key executive team members and managers over the years to build our organizational structure has also been instrumental to our success. Management has proven experience in pursuing, building and maintaining relationships with customers in the agricultural and commercial industries throughout Wisconsin. Our core focus is on establishing and maintaining a strong connection with our customers, and developing an in-depth knowledge of their financial needs so we can view the relationship from their perspective. We strive to provide a unique and customized solution that is mutually beneficial for the Bank and its customers.

The management of the Bank supports an active sales and marketing effort, which is counterbalanced by a disciplined credit culture. Our structure is one whereby customer-facing interaction takes place as close to the customer as possible, while non-customer-facing activities are centralized for efficiency and leverage. Additionally, we believe this emphasis on face-to-face interaction allows us to better monitor and address issues that may arise with our customers in a more responsive and timely manner.

Our executive management and board of directors have a meaningful ownership interest in the Company, owning approximately 42% of our common stock as of September 30, 2014. We anticipate that our executive management and board of directors will continue to own approximately —% of our common stock upon completion of this offering. We believe this substantial ownership position has been a significant part of our success and aligns the interests of our executive management team and board with those of our shareholders.

Our Strategy

We are focused on the continued growth of our business and the creation of shareholder value through serving the financial service needs of our customers. We are committed to offering customized financial solutions to Wisconsin’s agricultural and closely held businesses. The following are the key components of our business strategy:

Continued Growth and Diversification of Lending

We focus on agricultural and business banking, and this focus contributes significantly to our profitability and growth. As of September 30, 2014, agricultural loans accounted for approximately 64% of our loan portfolio, with business loans representing 29% of our loan portfolio. Our agricultural lending is primarily focused on the dairy industry, as dairy-related loans accounted for approximately 90% of our agricultural loan portfolio. We believe that we have developed a strong brand and market reputation in agricultural and business banking within the markets we serve by focusing on our core competencies, including dairy-related lending, and serving small and mid-sized businesses across a variety of industries with banking solutions designed to meet their specific needs. We are committed to leveraging our existing business model and reputation to further grow and diversify our lending operations, both into new markets and into different business segments.

•

Agricultural Lending. We have a strong agricultural lending team comprised of experienced bankers with deep backgrounds in agriculture, most of whom grew up on farms. We originate agricultural loans throughout the state of Wisconsin, primarily to dairy farmers. Typically, this type of loan relationship consists of a combination of operating lines of credit secured by inventory and growing crops, intermediate term loans secured by equipment and livestock, and long term loans secured by farm real estate. These loans are usually cross-collateralized with all farm assets pledged to the Bank as collateral securing all notes. The customer also grants us a lien on the milk produced and the proceeds from its sale, allowing the Bank to be repaid on the loan as milk is sold to the dairy. We often use the FSA government-guaranteed loan programs to provide a source of credit risk mitigation and to secure long term fixed rates in the secondary market. This strategy has provided an additional level of security for both the Bank and the customer in situations where unforeseen weather and commodity price conditions temporarily strain a farm’s cash flow. The Bank is an FSA Preferred Lender, which streamlines the underwriting and approval process for FSA guaranteed loans.

•	Commercial Lending. We believe commercial banking continues to be a key part of the Bank’s long-term future success. Historically, we have focused on a few targeted markets, including agricultural supply chain, manufacturing and commercial real estate. Our ongoing hiring of experienced business development officers and the expansion into Central Wisconsin through the opening of our Stevens Point branch provide continued opportunities for growth and diversification in our commercial banking business. Our commercial loan portfolio is comprised of a diversified mix of traditional commercial and industrial loans, with the use of Small Business Administration, or SBA, loan guarantees when appropriate. The Bank is an SBA Preferred Lender, which streamlines the underwriting and approval process for SBA guarantee loans. The majority of our commercial loans are priced on either a variable basis or fixed for terms of less than five years. Much of our new business comes from customer referrals, or our experienced business bankers’ strategic calling efforts. Geographically, the Manitowoc office targets a 75 mile radius that includes Milwaukee to the south, Green Bay to the north and the Fox Valley/Appleton area to the west. Our Stevens Point office targets businesses within a similar 75 mile radius of its office. Our geographic reach is further extended through the use of our three loan production offices. Our target customers are closely held businesses with annual sales of up to $50 million.

We plan to increase our commercial banking staff and sales efforts, emphasizing our multi-family and other commercial real estate banking businesses and comprehensive commercial and industrial banking program designed to service manufacturing businesses, professional service firms and privately owned businesses and their related business owners. We intend to continue our focus on specific niche areas where we already have established connections and understand our customers’ business models, such as the dairy industry supply network and cheese production.

Focus on Diversified, Low All-In Cost Funding Sources

Since inception, we have focused on building and growing a diversified and low all-in cost deposit base, with all-in costs taking into account both the interest rate paid on deposits and the fixed costs associated with our branch network. While, compared to our peers, we typically pay higher interest rates for deposits in the markets we serve due to our heavier reliance on time deposits (such as CDs), which tend to be more rate sensitive, versus non-interest bearing deposits (such as checking accounts), we have avoided the elevated operating expenses associated with an extensive branch network. Historically, we sourced deposits through our single location in Manitowoc, as well as other wholesale channels (such as brokered deposits). As the Bank grew, we began to rely on wholesale funding more extensively. Recognizing this dynamic, we opened a branch in Stevens Point in 2010. This location has allowed us to attract local deposits, thus decreasing our dependency on wholesale funding.

We plan to apply the same strategic focus to funding that we have applied in the past, including judiciously establishing or acquiring branches and using brokered deposits and other wholesale funding sources as appropriate. We plan to continue to leverage our current markets and the relationships created by our agricultural and business bankers to pursue core retail deposit growth, including demand deposit accounts, money market accounts, and other similar deposit sources. We intend to continue to evaluate new funding opportunities as they arise.

Proactive and Disciplined Risk Management

Our Bank has been built on several key philosophies that we believe minimize risk and enhance success, including soundness, profitability and growth as priorities, in that order. We have consistently been proactive in our identification and mitigation of risk throughout the Bank. Examples of our disciplined risk management initiatives include:

•	Enterprise Risk Management. For years, even before regulators began to emphasize the need and importance of ERM, we had a well-established ERM process, which is overseen by our board of directors. Our use of ERM has allowed the Bank to manage and prioritize its risk focus through a robust risk assessment process completed on an annual basis.

•	Stress Testing of Our Agricultural Loan Portfolio. We stress test our agriculture loan portfolio periodically to assess the risk associated with the occurrence of a number of possible adverse events, including: (i) declines in milk price; (ii) declines in real estate values; (iii) increases in operating expenses; and (iv) increases in interest rates. The portfolio is stressed at a 20% and 40% level for each of these events and each credit relationship is evaluated for the theoretical impact on its risk rating. Loans that would be downgraded to a criticized asset when all of these stresses occur are then evaluated for potential impairment. The total amount of potential impairment is used in the Bank’s capital plan modelling to evaluate its capital adequacy under various scenarios.

•	Proactive Credit Quality Analysis. We have historically been proactive in monitoring credit quality and identifying credit deterioration and classification. This approach allows us to initiate remedial steps earlier in an effort to mitigate losses. Our five-year average loan charge-offs as a percentage of total loans is 0.74% versus an industry-wide average of 1.68% as of June 30, 2014 according to FDIC statistics. Our five-year agricultural real estate net charge-offs as a percentage of average agricultural real estate loans was 0.10% compared to 0.14% net charge-offs for our non-real estate agricultural loans. The five-year charge-off information for the Company in the preceding sentences is for the calendar year end for the periods ended December 31, 2009 through December 31, 2013. The leadership provided by our management team and our strong credit culture have resulted in significantly lower level of charge-offs than the banking industry as a whole through the recent credit cycle. Additionally, we have had a solid reputation and relationship with our regulators and auditors throughout our history.

•	Active Asset/Liability Modeling. We have an active Asset-Liability Committee (ALCO), which models IRSA (the value of our interest-rate sensitive assets) on a regular basis. Our IRSA has reflected an asset sensitive position throughout the downturn as we have taken the longer term and more conservative approach to managing the interest rate risk in our portfolio. We believe this has positioned the Bank well in the current environment with historically low interest rates and expectations that rates will start rising in the future.

•	Balance Sheet Management. We use a network of other financial institutions and the Farm Credit System for loan participations and the secondary market for government guaranteed loan sales. This approach provides liquidity and risk mitigation for the Bank from credit concentration, primarily in the agricultural loan portfolio.

•	Disciplined Pursuit of Strategic Opportunities. Over the years, we have been deliberate and methodical in evaluating and pursuing strategic initiatives. Among other things, we are continually presented with opportunities to expand into new product lines, to acquire branches or whole banks, and to make investments in pools of loans or securities. We believe our disciplined approach has helped us to avoid or minimize many of the missteps similarly situated banks have encountered as they loosened their standards in the single-minded pursuit of growth or profits. At the same time, when an attractive opportunity presents itself, such as the ability to recruit the team in Stevens Point and establish a presence in that market, we have demonstrated the ability to act decisively and execute.

We intend to evaluate and employ these and other risk mitigation strategies on a continual basis and, as we have in the past, will seek to identify other new or evolving tools that we believe allow us to pursue profitable growth in a prudent and sound manner.

Efficient Operating Model

We believe our highly efficient and scalable operating model, which is not dependent upon a traditional branch network, enables us to operate profitably, remain competitive, increase market share and develop new business while continuing to provide exceptional customer service. As of September 30, 2014, our assets per full-time equivalent employee were $7.9 million, versus an average of $4.6 million for commercial banks with assets between $500 million and $1 billion according to FDIC statistics as of September 30, 2014. Taking into account our total assets, plus loans serviced, which includes government guaranteed loans sold and loans participated, our assets plus loans serviced per full-time equivalent employee are $12.2 million. We believe that our focus on operational efficiency is critical to our profitability and future growth prospects. Our non-interest income is not derived from traditional sources, such as residential mortgage loan sales and servicing, but is and we believe will continue to be derived from sustainable loan servicing rights and fee income from guaranteed and participated loans. We believe our scalable systems, risk management infrastructure and operating model will better enable us to achieve further operational efficiencies as we grow our business. We believe that the personal contact of our bankers, specifically as it relates to our dairy-related loan customers, enables us to monitor our credits more effectively, while keeping our overhead expenses (namely, fixed assets) lower. Accordingly, we believe our growth depends more on attracting and retaining quality people than on adding brick and mortar.

Pursue Strategic Mergers and Acquisitions

While we are committed to growing our business by expanding our operations and lending strategy within Wisconsin organically, we expect to opportunistically pursue acquisitions consistent with our strategic objectives. We feel our model is scalable, and with our continued strong growth in the agricultural markets, we will seek to further expand our business by pursuing strategic partners that would offer us growth and diversification opportunities, ideally business banks and banks without extensive branch networks. We believe that significant consolidation opportunities exist in the Wisconsin market in particular for well-positioned and well-capitalized prospective acquirers with publicly-traded stock and access to the capital markets. According to FDIC data as of September 30, 2014, the Wisconsin banking market consisted of over 200 banks and thrifts with assets less than $400 million headquartered in the state, while 15 banks with assets greater than $1 billion are headquartered in Wisconsin, of which only six are exchange-traded. As of the date of this prospectus, we do not have any agreements, arrangements or understandings regarding any possible future acquisitions or other similar transactions.

Our Markets

Our agricultural banking business, which is primarily dairy-related, extends throughout Wisconsin, with lending relationships in 61 of the state’s 72 counties as of September 30, 2014. We also serve business and retail customers throughout Wisconsin with a focus on Northeastern and Central Wisconsin.

The economy in Wisconsin represents a diverse range of industries. According to the U.S. Census Bureau, manufacturing, trade, agriculture, professional and business services, finance and insurance, and government industries accounted for approximately 50% of employment in the state in 2012. According to the Bureau of Economic Analysis, the broader Wisconsin economy is growing at a pace on par with the United States as a whole and the overall unemployment rate has fallen below the national rate of unemployment. Agriculture, as defined by the Bureau of Economic Analysis, has grown faster than the U.S. economy as a whole, with real agricultural GDP growing at a compound annual rate of 3.4% nationally and 8.4% in Wisconsin from 2009 to 2013, compared to a CAGR of 2.0% for the overall economy during the same period. Further, according to a 2012 report from the University of Wisconsin-Madison, total revenue for the agricultural industry in Wisconsin was just over $59 billion in 2007 and had grown to $88.3 billion for 2012, representing approximately a 49% increase.

Dairy-related business lending has proven to be a source of stability and steady growth for both the Bank and the state of Wisconsin. The economic impact of the dairy industry on Wisconsin is significant. According to a 2012 report from the University of Wisconsin-Madison, as part of the overall Wisconsin agricultural economy, the dairy sector contributed $43.4 billion of revenue to the state’s economy. Steady growth in cheese and yogurt consumption has led to an increase of 19.2% in total dairy utilization from 2003 to 2013. In 2012, Wisconsin ranked first in total cheese production, accounting for 25.6% of U.S. output, and second in milk production with 13.6% of total output.

We believe increasing demand for agricultural products and changing agricultural industry dynamics will continue to drive the need for agricultural banking services in our markets while the broader business banking environment in Wisconsin continues to grow. We believe the Bank is well positioned to continue serving the banking needs of agricultural and business banking customers throughout Wisconsin.

Our Products and Services

The Bank provides a wide range of consumer and commercial banking services to individuals, businesses, and industries. The basic services offered by the Bank include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, remote merchant deposit capture, internet banking, cash management services, safe deposit services, credit cards, debit cards, direct deposits, notary services, night depository, cashiers’ checks, drive-in tellers, banking by mail, and the full range of consumer loans, both collateralized and uncollateralized. In addition, the Bank makes secured and unsecured commercial loans as well as loans secured by residential and commercial real estate, and issues stand-by letters of credit. The Bank provides automated teller machine, or ATM, cards and is a member of the Pulse and Cirrus ATM networks thereby enabling customers to utilize the convenience of ATM access nationwide and internationally.

The revenues of the Bank are primarily derived from interest on loans and fees received in connection with loans, interest and dividends on its investment securities, and non-interest income primarily generated from loan sales and loan servicing rights. Most of the Bank’s investment portfolio is held in its wholly owned subsidiary of ICB Investment Corp. The principal sources of funds for the Bank’s lending activities are its deposits (primarily consumer deposits and brokered deposits), loan repayments, and income on and proceeds from the sale of investment securities. The Bank’s principal expenses are interest paid on deposits and operating and general administrative expenses. The Bank also generates non-interest income from Investors Insurance Services, LLC, which is a wholly-owned subsidiary of the Bank. Investors Insurance Services, LLC, provides crop insurance products to the agricultural sector of Wisconsin.

As is the case with financial institutions generally, our operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve, the FDIC and the WDFI Banking Division. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Bank faces strong competition in the attraction of deposits and in the origination of loans. For additional information about the competition we face, see the section of this prospectus entitled “Business—Competition.”

Lending Activities

Loans

A significant source of our revenues is the interest earned on the Bank’s loan portfolio. At September 30, 2014, our total assets were $742.8 million and our total loans were $591.6 million or 79.7% of total assets. At December 31, 2013, our total assets were $757.8 million and our total loans were $569.1 million or 75.1% of total assets. At December 31, 2012, our total assets were $755.2 million and its total loans were $613.5 million or 81.2% of total assets. The increase in total loans from December 31, 2013 to September 30, 2014, was $22.5 million (4.0%) and from December 31, 2012 to December 31, 2013, total loans decreased $44.4 million (7.2%). For the periods indicated below, the net change in total loans (excluding the allowance for loan losses) was as follows:

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012
	(dollars in thousands)
Total loans:
Balance at beginning of period	$569,138	$613,490	$575,061
Loan originations, net of repayments	25,061	38,269	91,835
Less: Loans sold, net of repayments	(1,037)	(51,154)	(43,418)
Less: Loans charged-off, net	(218)	(6,438)	(1,520)
Less: Transfers to other real estate owned	(1,321)	(25,029)	(8,468)

Balance at end of period	$591,623	$569,138	$613,490

For more information about our loan portfolio, see the section of this prospectus entitled “Management Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Financial Condition at September 30, 2014 and December 31, 2013 and 2012—Net Loans.”

Lending activities are conducted pursuant to a written policy adopted by the Bank. Each loan officer has defined lending authority beyond which loans, depending upon their type and size, must be reviewed and approved by the management loan committee or the board loan committee, depending on the size and risk classification of the loan.

At September 30, 2014, and December 31, 2013 and 2012, the composition of our loan portfolio was as follows:

	As of September 30,		As of December 31,
	2014		2013		2012		2011		2010		2009
	(dollars in thousands)
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Agricultural loans	$376,737	63.7%	$375,240	65.9%	$381,893	62.3%	$317,486	55.2%	$308,427	52.3%	$292,757	52.0%
Commercial real estate loans	120,542	20.3	102,645	18.0	123,499	20.1	134,791	23.4	155,198	26.3	150,723	26.7
Commercial loans	52,172	8.8	51,008	9.0	57,928	9.4	55,560	9.7	47,815	8.1	46,482	8.3
Residential real estate loans	41,812	7.1	39,901	7.0	49,050	8.0	66,252	11.5	76,021	12.9	71,044	12.6
Installment and consumer other	360	0.1	344	0.1	1,120	0.2	973	0.2	2,160	0.4	2,270	0.4

Total loans	$591,623	100.0%	$569,138	100.0%	$613,490	100.0%	$575,062	100.0%	$589,621	100.0%	$563,276	100.0%

Less: Allowance for credit losses	(10,374)		(10,495)		(12,521)		(9,090)		(13,245)		(12,901)

Net loans	$581,249		$558,643		$600,969		$565,972		$576,376		$550,375

Loan Portfolio Concentrations

Our agricultural loan portfolio, while heavily dependent on the dairy industry, is the beneficiary of a number of mitigating factors to this concentration risk. First, our farm customers are diversified geographically throughout the state of Wisconsin, which we believe helps mitigate the weather-related risk impacting feed availability and cost. Secondly, the USDA provides government support for a number of insurance type products that dairy producers can purchase, which we believe substantially mitigate weather and pricing risks for crops and pricing risks for milk. The availability of these types of products in addition to the ability to use the futures markets to hedge both milk price and feed cost brings some additional stability and predictability to the cash flow of farmers.

We originate and maintain large credit relationships with a number of customers in the ordinary course of our business. We have established a formal, internal house lending limit on loans to one borrower of $6 million, which is significantly lower than our legal lending limit of approximately $18.9 million as of September 30, 2014. Exceptions to this limit may be made in the case of particularly strong credits. As of September 30, 2014, only nine relationships exceeded our internal house lending limit with total combined credit risk exposure of $69.4 million, or 63.2%, of total risk-based capital, and only two of these relationships exceeded $10 million, with the largest being $10.8 million.

Loan Underwriting

Management seeks to maintain a high quality of loans through sound underwriting and lending practices. We believe the most relevant measurement for monitoring overall credit quality of our loan portfolio is the ratio of non-performing assets to total assets as nonperforming loans may ultimately progress to OREO. Accordingly, the initial underwriting of loans is vital. Our non-performing assets to total assets as of September 30, 2014, December 31, 2013 and 2012 were 2.79%, 2.92% and 2.88%, respectively. We have customized our loan underwriting to reflect the risks that are specific to each product type as described below.

Agricultural Lending. Our agricultural banking team consists of bankers, most of whom grew up on farms in Wisconsin, which provides a solid understanding of the nuances of the industry. As of the date of this prospectus, we have ten agricultural banking officers driving the relationships with our customers, as well as two crop insurance sales representatives. Our philosophy is to bring the Bank to the customer, and most contacts are made on the farm. The deep relationships our team has with our agricultural customers, and the value each team member provides given his or her strong agricultural roots creates a barrier to entry for our competitors. We believe this regular personal contact with our customers provides a high level of service and allows our bankers to monitor our credits more effectively.

Our relationships with our agricultural customers typically involve their entire primary banking needs. We lend money to our customers for short term needs, such as planting crops or buying feed, as needed. We also provide intermediate-term loans to fund cattle or equipment needs, as well as longer-term real estate loans to provide funds to purchase real estate or improve existing real estate. Collateral for these loans will typically involve cross collateralization of all of a farm’s assets and will be in a primary lien position. We apply a consistent credit philosophy when underwriting agricultural loans, which focuses on repayment of credit facilities from current and historical cash flow analysis, both cash and accrual. Other factors considered in granting credit are management capability, collateral quality and adequacy, and balance sheet leverage.

Commercial Lending. Our commercial and industrial loans, or C&I loans, are offered to established businesses by business bankers who have extensive experience in making commercial loans. Our commercial loan portfolio is comprised of conventional term loans, lines of credit and government guaranteed loans, primarily SBA loans. These loans have either adjustable or fixed rates typically with terms of five years or less, longer with SBA guarantees. C&I loans are underwritten on the basis of the borrower’s ability to make repayment for the cash flow of its business and generally are collateralized by business assets, such as accounts receivable, equipment and inventory, as well as personal guarantees of the principals. The availability of funds for the repayment of commercial loans is substantially dependent on the success of the business itself, which is subject to adverse economic conditions. Commercial loans often involve larger loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio.

Commercial real estate mortgage loans, or CRE loans, in our portfolio consist of fixed and adjustable interest rate loans that were originated at prevailing market interest rates. Our policy has been to originate CRE loans predominantly in our primary market area. CRE loans consist primarily of multi-family investment properties and investment retail, office, mini-storage and warehouse loans. These loans are generally underwritten to a maximum loan-to-value of 75% of the lower of appraised value or purchase price of the property securing the loan. In making CRE loans, we primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and our lending experience with the borrower. CRE loans entail significant additional risks compared to residential mortgage loans. The collateral underlying CRE loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the tenants.

Consumer Lending. While not a primary focus of ours, we do provide consumer and personal loans on a collateralized and non-collateralized basis. These loans are most often collateralized by primary residences, secondary residences, automobiles and recreational vehicles. Consumer loans are priced at prevailing market rates and are made to the individuals responsible for making the scheduled payments. Consumer and personal loans generally have a term of five years or less, with amortizations that match the useful life of the asset(s) being financed. Consumer loans represent approximately 2% of our overall loan portfolio.

Concentrations. Loan concentrations are defined as amounts loaned to multiple borrowers engaged in similar activities that could cause them to be similarly impacted by economic or other conditions. We, on a routine basis, monitor these concentrations in order to consider adjustments in our lending practices to reflect economic conditions, loan to deposit ratios, and industry trends. As of September 30, 2014 and December 31, 2013 and 2012, except for agricultural real estate and agricultural production loans, which together comprised approximately 64%, 66% and 62%, respectively, of our loan portfolio on each of those dates, no concentration of loans within any portfolio category to any group of borrowers engaged in similar activities or in a similar business exceeded 25% of total loans.

The loan committee of the board of directors of the Bank concentrates its efforts and resources, and that of its senior management and lending officers, on loan review and underwriting procedures. Internal controls include ongoing reviews of loans made to monitor documentation and the existence and valuations of collateral. In addition, management of the Bank has established a review process with the objective of identifying, evaluating, and initiating necessary corrective action for marginal loans. The goal of the loan review process is to address classified and non-performing loans as early as possible.

For additional information concerning our risk management, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management.”

Loan Servicing

As part of our growth and risk management strategy, we have actively developed a loan participation and loan sales network. Our ability to sell loan participations and whole loans benefits us by freeing up capital and funding to lend to new customers but, because we continue to service these loans, we are able to maintain a relationship with the customer. Additionally, we typically earn a gain on the sale of loans sold and receive a servicing fee that generally exceeds the cost of administering the loan and maintaining the customer relationship.

The following table shows the total portfolio of loans and loans serviced for the periods indicated below:

	As of September 30,		As of December 31,
	2014	2013	2013	2012
		(dollars in thousands)
Total loans	$591,623	$578,506	$569,138	$613,490
Less: nonqualified loan sales included below	(9,347)	(14,360)	(14,169)	(18,396)
Loans serviced
Agricultural	399,694	372,033	382,094	308,514
Commercial	10,479	25,799	25,822	37,969
Commercial real estate	4,992	6,269	6,213	16,491

Total loans serviced	415,165	404,101	414,129	362,974

Total loans and loans serviced	$997,441	$968,246	$969,098	$958,068

Classification of Assets

Interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as nonaccrual when principal or interest is past due 90 days or more unless, in the opinion of management, the credit is well secured and in the process of collection. Loans may also be placed on nonaccrual status when, in management’s opinion, repayment is not likely to be paid in accordance with the terms of the obligation is not likely. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

Real estate acquired by us as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned or, OREO. OREO properties are recorded on the balance sheet at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for loan losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense. At September 30, 2014 and December 31, 2013 and 2012, we have OREO of $8.1 million, $16.1 and $10.5 million, respectively.

Loans on nonaccrual status and OREO and certain other related information was as follows:

	As of September 30, 2014		As of December 31, 2013		As of December 31, 2012
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
	(dollars in thousands)
Total loans on nonaccrual status	$12,550	2.12%	$6,056	1.06%	$11,212	1.83%
Total loans 90+ days past due still accruing	—	—	—	—	—	—
Other real estate owned	8,149	1.38	16,083	2.83	10,517	1.71

Total non-performing assets	$20,699	3.50%	$22,139	3.89%	$21,729	3.54%

Loans past-due 30-89 days	$211	0.04%	$312	0.05%	$1,917	0.31%
As a % of total assets
Total non-performing loans		1.69		0.80		1.48
Total non-performing assets		2.79		2.92		2.88
Allowance for loan losses as a % of
Total loans		1.75		1.84		2.04
Non-performing loans		82.66		173.30		111.67

At September 30, 2014, loans 30 to 89 days delinquent comprised four customer relationships, which totaled $211 thousand. Management continually evaluates the collectability of its non-performing loans and the adequacy of its allowance for loan losses to absorb the identified and unidentified losses inherent in the loan portfolio. As a result of these evaluations, loans considered uncollectible are charged-off and adjustments to the reserve considered necessary are provided through a provision charged against earnings. These evaluations consider the current economic environment, the real estate market and its impact on underlying collateral values, trends in the level of non-performing and past-due loans, and changes in the size and composition of the loan portfolio.

No provision for loan losses was taken for the nine months ended September 30, 2014, while for the years ended December 31, 2013 and 2012 the provision for loan losses totaled $4.2 million and $4.2 million, respectively. For such periods, net loans charged-off totaled $121 thousand, $6.2 million and $769 thousand, respectively. At September 30, 2014 and December 31, 2013 and 2012, we had non-performing loans (i.e., nonaccrual loans and loans 90 days or more past due) of $12.6 million, $6.1 million and $11.2 million, respectively. Considering the nature of our loan portfolio, management believes that the allowance for loan losses at September 30, 2014 was adequate.

During the nine months ended September 30, 2014, and the years ended December 31, 2013 and 2012, the activity in our allowance for loan losses was as follows:

	Nine Months Ended September 30, 2014	Year Ended December 31,
		2013	2012
	(dollars in thousands)
Allowance for loan losses:
Beginning of period	$10,495	$12,521	$9,090
Actual charge-offs	(218)	(6,438)	(1,520)
Less: recoveries	97	212	751

Net loan charge-offs	(121)	(6,226)	(769)
Provision for loan losses	—	4,200	4,200

End of period	$10,374	$10,495	$12,521

Deposit Activities

Deposits are the major source of our funds for lending and other investment purposes. Deposits are attracted principally from within our primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including “jumbo” certificates in denominations of $100,000 or more) and retirement savings plans. As of September 30, 2014 and December 31, 2013 and 2012, the distribution by type of deposit accounts was as follows:

			As of December 31,
	As of September 30, 2014		2013		2012
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
	(dollars in thousands)
Time deposits	$296,347	49.4%	$321,257	52.1%	$313,168	51.1%
Brokered deposits	131,423	21.9	150,661	24.4	167,887	27.4
Money market accounts	71,374	11.9	52,961	8.6	53,604	8.7
Demand, noninterest-bearing	63,825	10.7	57,231	9.3	54,276	8.9
NOW accounts and interest checking	27,226	4.5	28,688	4.7	18,853	3.1
Savings	9,736	1.6	5,510	0.9	5,031	0.8

Total deposits	$599,931	100.0%	$616,308	100.0%	$612,819	100.0%

Our deposits decreased during the first nine months of 2014, from $616.3 million at December 31, 2013 to $599.9 million at September 30, 2014, a decrease of $16.4 million or 2.7%. This decrease in total deposits from December 31, 2013 to September 30, 2014 resulted from decreases in brokered and time deposits of $19.2 million and $24.9 million, respectively, offset by increases in other deposits of $27.8 million. Our deposits increased to $616.3 million at December 31, 2013, from $612.8 million at December 31, 2012, an increase of $3.5 million or 0.6%, reflecting an increase in time deposits of $8.1 million, a decrease in brokered deposits of $17.2 million, and an increase in other deposits of $12.6 million, respectively.

Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Brokered and Other Deposits

We use various funding sources including: (i) core deposits consisting of traditional bank deposit products, such as demand deposits, money market accounts and certificates of deposit, and (ii) wholesale funds consisting of brokered deposits, national CDs and FHLB advances. Wholesale funding is used to supplement normal deposit accumulation by us and to assist in asset liability management. We use brokered deposits to obtain non-putable deposits (except for death and incompetence) with maturities and options that assist management of various balance sheet interest rate risks. These deposits may have a higher or lower interest rate than deposits obtained locally. As noted above, brokered deposit balances were $131.4 million, $150.7 million and $167.9 million at September 30, 2014, December 31, 2013 and December 31, 2012, respectively.

FDIC regulations limit the ability of certain insured depository institutions to accept, renew, or roll over brokered deposits by offering rates of interest which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions having the same type of charter in such depository institutions’ normal market area. Under these regulations, “well capitalized” depository institutions may accept, renew, or roll over deposits at such rates without restriction, “adequately capitalized” depository institutions may accept, renew or roll over deposits at such rates with a waiver from the FDIC (subject to certain restrictions on payments of rates), and “undercapitalized” depository institutions may not accept, renew or roll over deposits at such rates. The regulations contemplate that the definitions of “well capitalized,” “adequately capitalized” and “undercapitalized” will be the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of applicable law. For additional information, see the section in this prospectus entitled “Supervision and Regulation—Imposition of Liability for Undercapitalized Subsidiaries.” As of September 30, 2014 and December 31, 2013, the Bank met the definition of a “well capitalized” depository institution.

Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect our liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect our earnings. However, the converse is true in a falling interest-rate market where such short-term deposits are more favorable to us.

The following table sets forth the maturity of time deposits, including brokered time deposits as of September 30, 2014 and December 31, 2013 and 2012.

	As of September 30, 2014	As of December 31,
		2013	2012
	(dollars in thousands)
3 months or less	$53,455	$55,896	$72,358
Over 3 months through 12 months	133,279	98,953	127,458
Over 1 year through 3 years	155,479	181,522	159,749
Over 3 years	49,534	96,333	92,468

Total certificates	$391,747	$432,704	$452,033

Competition

We encounter strong competition both in making loans and in attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of our business, we compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that we do not currently provide.

In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. There is no assurance that increased competition from other financial institutions will not have an adverse effect on our operations.

To compete, we rely upon specialized services, responsive handling of customer needs, and personal contacts by our officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and locations of branches while smaller, independent financial institutions tend to compete primarily by rate and personal service.

Employees

At November 30, 2014, we had 86 full-time employees and 15 part-time employees. Our employees are not represented by a collective bargaining unit. We consider our relations with our employees to be good.

Properties

Our main office is located at 860 North Rapids Road in Manitowoc, Wisconsin 54221. The 24,000-square foot building, which is owned by the Bank, houses our executive offices and teller lobby. The building has four drive-up teller windows and a night depository. The building was built in 1997 and is in very good condition. We consider the building to be adequate for our needs presently and in the foreseeable future. In addition, the Bank has one full-service branch at 3273 Church Street in Stevens Point, Wisconsin 54481, and three loan production offices, located in Darlington, Eau Claire and Fond du Lac, Wisconsin, respectively.

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements,” “Industry and Market Data” and “Risk Factors.”

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the Bank.

Executive Overview

We are the holding company for Investors Community Bank, which is headquartered in Manitowoc, Wisconsin. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans, and the interest we pay on interest-bearing liabilities, such as deposits. We generate most of our revenue from interest on loans and investments and loan- and deposit-related fees. Our loan portfolio consists of a mix of agricultural, commercial real estate, commercial and industrial, multi-family and construction, residential real estate and consumer loans. Our primary source of funding is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance through various metrics, including our pre-tax net income, net interest margin, efficiency ratio, return on average assets and return on average common shareholders’ equity, earnings per share, and non-performing loans to total loans. We must also maintain appropriate regulatory leverage and risk-based capital ratios. The following table sets forth the key financial metrics we use to measure our performance.

	As of or for the Nine Months Ended September 30,		As of or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands)
Pre-tax income	$9,531	$9,422	$11,152	$12,235	$9,873
Net interest margin(1)	3.22%	3.37%	3.35%	3.59%	3.29%
Efficiency ratio(2)	52.87%	49.05%	47.43%	50.00%	46.17%
Return on average assets(1)	1.06%	1.06%	0.94%	1.09%	0.92%
Return on average common shareholders’ equity(1)(2)	11.10%	12.02%	10.47%	12.74%	11.82%
Basic earnings per common share	$1.25	$1.23	$1.45	$1.56	$1.27
Diluted earnings per share	$1.25	$1.23	$1.45	$1.53	$1.25
Non-performing assets to total assets(3)	2.79%	4.25%	2.92%	2.88%	4.63%

(1)	Annualized for the nine months ended September 30, 2014 and 2013, respectively.
(2)	This measure is not recognized under U.S. GAAP and is therefore considered to be a non-U.S. GAAP financial measure. See “Summary—Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of this measure to its most directly comparable U.S. GAAP measure.
(3)	Non-performing assets are defined as nonaccrual loans plus OREO.

Critical Accounting Policies and Estimates

Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Our significant accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus. Those significant accounting policies that we consider to be most critical are described below. Our policies with respect to the methodology for the determination of the allowance for loan losses, OREO and fair value of financial instruments involves a degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies and their application are reviewed with the board of directors annually and prior to any change in policy.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when management believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects management’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by management in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, volume of and migratory direction of adversely graded loans, external factors including regulatory, reputation, and competition, and management’s assessment of economic conditions. Our board of directors reviews the recommendations of management regarding the appropriate level for the allowance for loan losses based upon these factors.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem credits. Management continuously reviews these policies and procedures and makes further improvements as needed. The adequacy of our allowance for loan losses and the effectiveness of our internal policies and procedures are also reviewed periodically by our regulators and our auditors and external loan review personnel. Our regulators may advise us to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination. Such regulatory guidance is taken under consideration by management, and we may recognize additions to the allowance as a result.

We continually refine our methodology for determining the allowance for loan losses by comparing historical loss ratios utilized to actual experience and by classifying loans for analysis based on similar risk characteristics. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreements; however, cash receipts on impaired and nonaccrual loans for which the accrual of interest has been discontinued are applied to principal and interest income depending upon the overall risk of principal loss to us.

Other Real Estate Owned

Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, independent valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense. Costs related to the development and improvement of real estate owned is capitalized.

Fair Value of Financial Instruments

A significant portion of the Company’s assets are financial instruments carried at fair value. This includes securities available for sale and certain impaired loans. The majority of assets carried at fair value are based on either quoted market prices or market prices for similar instruments. See Note 18 “Fair Value Measurements” in the “Notes to Consolidated Financial Statements” herein for additional disclosures regarding the fair value of financial instruments.

JOBS Act Transition Period

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

Comparison of Financial Condition at September 30, 2014 and December 31, 2013 and 2012

Total Assets. Total assets decreased $15.0 million, or 1.99%, from $757.8 million at December 31, 2013 to $742.8 million at September 30, 2014. Total assets decreased while loans increased by $22.5 million offset by a decrease in cash and due from banks of $28.1 million. The decrease in assets is partially attributable to our decision not to renew higher-cost time deposits upon maturity.

Total assets increased $2.6 million, or 0.3%, from $755.2 million at December 31, 2012 to $757.8 million at December 31, 2013. Total assets remained generally flat for the year with a decrease in total net loans of $42.3 million, partially offset by an increase in cash and cash equivalents of $27.1 million and an increase in investment securities of $10.9 million. For the nine months ended September 30, 2014, liquidity increased while total net loans declined as described below.

Net Loans. Total net loans increased by $22.6 million, or 4.1%, from $558.6 million at December 31, 2013 to $581.2 million at September 30, 2014. The increase in loans was due primarily to growth in commercial real estate loans and commercial and industrial loans and reduced loan sale activity.

Total net loans decreased by $42.3 million, or 7.0%, from $601.0 million at December 31, 2012 to $558.6 million at December 31, 2013. The decrease in loans was due primarily to a decrease of $20.9 million, or 16.9%, in commercial real estate loans, and a decrease of $6.9 million or 11.9%, in commercial and industrial loans. The decrease in net loans reflects a transfer of $25.0 million in loans to OREO and a decrease of $51.2 million as a result of the sale of primarily agricultural and commercial and industrial loans. Loan growth, adjusted for sales and OREO transfers, was $38.2 million or 6.2% in 2013 and $25.1 million or 4.4% for the nine months ended September 30, 2014.

This overall loan growth reflects our continuing emphasis on originating agricultural and commercial loans by taking advantage of continued increased loan demand. Sales of loans continued to be strategically executed to take advantage of balance sheet management opportunities in consideration of our capital position and managing our loan mix concentration.

The following tables set forth the composition of our loan portfolio at the dates indicated:

	As of September 30,		As of December 31,
	2014		2013		2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Agricultural loans	$376,737	63.7%	$375,240	65.9%	$381,893	62.3%	$317,486	55.2%
Commercial real estate loans	120,542	20.3	102,645	18.0	123,499	20.1	134,791	23.4
Commercial loans	52,172	8.8	51,008	9.0	57,928	9.4	55,560	9.7
Residential real estate loans	41,812	7.1	39,901	7.0	49,050	8.0	66,252	11.5
Installment and consumer other	360	0.1	344	0.1	1,120	0.2	973	0.2

Total gross loans	$591,623	100.0%	$569,138	100.0%	$613,490	100.0%	$575,062	100.0%

Allowance for loan losses	(10,374)		(10,495)		(12,521)		(9,090)

Loans, net	$581,249		$558,643		$600,969		$565,972

The following table sets forth loan origination activity:

	As of September 30,		As of December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Total loans:
Balance at beginning of period	$569,138	$613,490	$613,490	$575,061
Add loan originations, net of repayments	25,061	37,220	38,269	91,835
Less loans sold, net of repayments	(1,037)	(41,126)	(51,154)	(43,418)
Less loans charged-off, net	(218)	(6,049)	(6,438)	(1,520)
Less transfers to other real estate owned	(1,321)	(25,029)	(25,029)	(8,468)

Balance at end of period	$591,623	$578,506	$569,138	$613,490

The changes in the balances of “Loans sold, net of repayments,” particularly in the nine months ended September 30, 2014, were caused by the reduced volume of loan participations sold versus prior years. The majority of our loan participations and sales relate to agricultural customers. When customers request additional funding, generally for expansion of their operations, the existing loan participations are usually repurchased, with the consent of the participating institution, to allow for repackaging of the loans. This allows the new loans, including the additional funding, to be re-participated at a later time. The decision to re-participate a loan is dependent on many factors, including in-house lending limits and longer-term interest rate options provided to the borrower. As reflected by the numbers, we have not been participating as many loans in 2014 as we have in the past, but have retained the balances internally.

Loan Servicing

As part of our growth and risk management strategy, we have actively developed a loan participation and loan sales network. Our ability to sell loan participations and whole loans benefits us by freeing up capital and funding to lend to new customers as well as to increase non-interest income through the recognition of loan sale and servicing revenue. Because we continue to service these loans, we are able to maintain a relationship with the customer. Additionally, we receive a servicing fee that offsets some of the cost of administering the loan, while maintaining the customer relationship.

The loan servicing portfolio is shown below:

	As of September 30,		As of December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Total loans	$591,623	$578,506	$569,138	$613,490
Less: nonqualified loan sales included below	(9,347)	(14,360)	(14,169)	(18,396)
Loans serviced
Agricultural	399,694	372,033	382,094	308,514
Commercial	10,479	25,799	25,822	37,969
Commercial real estate	4,992	6,269	6,213	16,491

Total loans serviced	415,165	404,101	414,129	362,974

Total loans and loans serviced	$997,441	$968,246	$969,098	$958,068

Loan Maturity. The following table sets forth certain information at September 30, 2014 and December 31, 2013 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

	As of September 30, 2014				As of December 31, 2013
	Due In One Year or Less	More than One Year to Five Years	More than Five Years to Ten Years	Due More Than Ten Years	Due Under One Year	More than One Year to Five Years	More than Five Years to Ten Years	Due More than Ten Years
	(dollars in thousands)
By Loan Portfolio Class:
Agricultural loans	$244,963	$103,847	$17,807	$10,120	$252,598	$97,088	$13,994	$11,560
Commercial real estate loans	28,100	74,417	10,083	7,942	32,494	62,544	5,154	2,453
Commercial loans	28,513	13,068	6,651	3,940	30,025	16,736	2,421	1,826
Residential real estate loans	12,275	24,335	1,403	3,799	13,787	20,043	772	5,299
Installment and consumer other	201	76	—	83	224	102	—	18

Total loans	$314,052	$215,743	$35,944	$25,884	$329,128	$196,513	$22,341	$21,156

By Interest Rate Type:
Fixed	$253,712	$195,972	$27,831	$22,467	$267,465	$172,182	$17,517	$17,645
Adjustable loans at floor	22,291	8,011	5,999	—	40,344	14,438	3,658	257
Adjustable	38,049	11,760	2,114	3,417	21,319	9,893	1,166	3,254

Total loans	$314,052	$215,743	$35,944	$25,884	$329,128	$196,513	$22,341	$21,156

Securities. Our securities portfolio is predominately composed of municipal securities, investment grade mortgage-backed securities, and U.S. Government and agency securities. We classify substantially all of our securities as available for sale. We do not engage in active securities trading in carrying out our investment strategies.

Securities increased by $4.7 million, or 6.4%, to $77.7 million at September 30, 2014 from $73.0 million at December 31, 2013. The increase in the portfolio was due to additional investment security purchases, partially offset by normal pay downs during the nine months ended September 30, 2014.

Securities increased by $10.9 million, or 17.57%, to $73.0 million at December 31, 2013, from $60.5 million at December 31, 2012. The increase in the portfolio was primarily due to increased investments in municipal notes and U.S. Agency mortgage-backed securities during the year ended December 31, 2013. We reinvested all of the cash flows from pay downs in new securities. The increase in the balance of the investment securities portfolio reflects our ongoing long-term objective to strategically increase our on-balance sheet liquidity position.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	As of September 30,		As of December 31,
	2014		2013		2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Available for sale:
Municipal securities	$39,186	$39,474	$33,449	$33,735	$28,858	$29,502	$19,594	$20,516
Mortgage-backed securities	35,983	36,190	37,601	37,255	28,154	29,134	21,425	22,763
U.S. Government and agency securities	2,006	2,009	2,008	2,017	3,458	3,462	5,244	5,291

Total available for sale	$77,175	$77,673	$73,058	$73,007	$60,470	$62,098	$46,263	$48,570

At September 30, 2014 and December 31, 2013, we had no investments in a single company or entity (other than the U.S. government or an agency of the U.S. government), including both debt and equity securities, that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the stated maturities and weighted average yields of investment securities at September 30, 2014 and December 31, 2013. Certain mortgage-backed securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below.

September 30, 2014	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(dollars in thousands)
Municipal securities	$3,058	2.83%	$35,618	1.50%	$510	2.30%	—	—	$39,186	1.61%
Mortgage-backed securities	—	—	943	4.28	2,463	4.05	$32,577	2.19%	35,983	2.37
U.S. Government and agency securities	—	—	2,006	0.70	—	—	—	—	2,006	0.70

Total	$3,058	2.83%	$38,567	1.53%	$2,973	3.75%	$32,577	2.19%	$77,175	1.84%

December 31, 2013	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(dollars in thousands)
Municipal securities	$4,714	3.13%	$26,231	1.68%	$2,504	1.58%	—	—	$33,449	1.88%
Mortgage-backed securities	—	—	—	—	2,552	4.39	$35,049	2.23%	37,601	2.38
U.S. Government and agency securities	—	—	2,008	0.70	—	—	—	—	2,008	0.70

Total	$4,714	3.13%	$28,239	1.61%	$5,056	3.00%	$35,049	2.23%	$73,058	1.90%

Deposits. Deposits decreased $16.4 million, or 2.8% to $599.9 million at September 30, 2014 from $616.3 million at December 31, 2013. The decrease was attributable in part to an intentional reduction in the interest rates being offered on certain time deposit products, thus resulting in higher-cost deposits being withdrawn upon maturity. This was in an effort to align funding with loan demand.

Deposits increased $3.5 million, or 0.6%, to $616.3 million at December 31, 2013 from $612.8 million at December 31, 2012. At September 30, 2014 and December 31, 2013, deposits other than certificates of deposit and brokered deposits were $172.2 million and $144.4 million, respectively, representing 28.7% and 23.4%, respectively, of total deposits.

We have used brokered deposits, in addition to core and time deposits, to help fund our loan demand. Brokered deposits at September 30, 2014 totaled $131.4 million or 21.9% of total deposits. The shift in our deposit balance mix shows our long-term continued strategy to reduce brokered deposits and increase core deposit balances through our focus on customer relationships, in order to secure less volatile and less costly funding and cross-sell opportunities.

	As of September 30,		As of December 31,
	2014		2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Time deposits	$296,347	49.4%	$321,257	52.1%	$313,168	51.1%
Brokered deposits	131,423	21.9	150,661	24.4	167,887	27.4
Money market accounts	71,374	11.9	52,961	8.6	53,604	8.7
Demand, noninterest-bearing	63,825	10.7	57,231	9.3	54,276	8.9
NOW accounts and interest checking	27,226	4.5	28,688	4.7	18,853	3.1
Savings	9,736	1.6	5,510	0.9	5,031	0.8

Total deposits	$599,931	100.0%	$616,308	100.0%	$612,819	100.0%

The trend of declining brokered deposits is also evident on a longer-term basis as the $141.4 million average balance of brokered deposits as of September 30, 2014 declined from an average balance of $203.1 million as of December 31, 2011. The following table sets forth the average balances and weighted average rates of our deposit products at the dates indicated.

	For the Nine Months Ended September 30,			For the Years Ended December 31,
	2014			2013			2012			2011
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(dollars in thousands)
Time deposits	$309,439	51.2%	1.31%	$316,751	52.9%	1.34%	$298,484	52.5%	1.53%	$276,719	49.3%	2.01%
Brokered deposits	141,384	23.4	1.25	155,017	25.9	1.33	160,690	28.2	1.81	203,080	36.2	2.18
Money market accounts	63,159	10.4	0.45	53,078	8.9	0.51	46,632	8.2	0.67	34,410	6.1	0.96
Demand, noninterest- bearing	56,733	9.4	—	47,563	7.9	—	41,207	7.2	—	34,014	6.1	—
NOW accounts and interest checking	28,455	4.7	0.34	21,230	3.5	0.37	18,551	3.3	0.49	10,068	1.8	0.84
Savings	5,572	0.9	0.18	5,236	0.9	0.22	3,333	0.6	0.22	2,902	0.5	0.27

Total deposits	$604,742	100.0%	1.14%	$598,875	100.0%	1.21%	$568,897	100.0%	1.50%	$561,193	100.0%	1.98%

The following table sets forth the maturity of time deposits, including brokered time deposits as of September 30, 2014 and December 31, 2013 and 2012.

	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012
	(dollars in thousands)
3 months or less	$53,455	$55,896	$72,358
Over 3 through 12 months	133,279	98,953	127,458
Over 1 year through 3 years	155,479	181,522	159,749
Over 3 years	49,534	96,333	92,468

Total	$391,747	$432,704	$452,033

Borrowings. The Bank had fixed rate advances outstanding from the FHLB-Chicago in the amount of $22 million, $22 million and $25 million as of September 30, 2014 and December 31, 2013 and 2012, respectively. The terms of security agreements with the FHLB require the Bank to pledge collateral for such borrowings consisting of qualifying first mortgage loans, certain securities available for sale, and all stock in the FHLB. We did not have overnight advances with the FHLB as of September 30, 2014, or December 30, 2013 or 2012.

In addition to the fixed rate FHLB borrowings, the Bank had an irrevocable letter of credit with FHLB dated September 14, 2009, totaling $600 thousand as of September 30, 2014 and December 31, 2013 and 2012, and an irrevocable letter of credit with the FHLB dated June 20, 2010 totaling $4.14 million, $4.47 million and $4.63 million as of September 30, 2014 and December 31, 2013 and 2012, respectively. There was no amount outstanding under these letters of credit as of September 30, 2014, or December 31, 2013 or 2012. The letters of credit expire on September 13, 2019 and July 15, 2018, respectively.

As of September 30, 2014 and December 31, 2013 and 2012, the Bank also had a $50 million line-of-credit available with the Federal Reserve Bank of Chicago. Borrowings under this line of credit are limited by the amount of securities pledged by the Bank as collateral. Our available credit due to our pledged securities totaled $17.9 million, $18.3 million and $19.2 million as of September 30, 2014 and December 31, 2013 and 2012, respectively. We did not borrow from the Federal Reserve Bank of Chicago as of September 30, 2014, or December 31, 2013 or 2012.

We also have other borrowings as a result of sold loans that do not qualify for sale accounting. These agreements are recorded as financing transactions as we maintain effective control over the transferred loans. The dollar amount of the loans underlying the sale agreements continues to be carried in our loan portfolio and the transfer is reported as a secured borrowing with pledge of collateral.

The following table sets forth information concerning balances and interest rates on our borrowings at the dates and for the periods indicated.

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2014	2013	2012	2011
	(dollars in thousands)
FHLB Advances:
Balance outstanding at end of period	$22,000	$22,000	$25,000	$22,850
Average amount outstanding during the period	19,271	24,121	23,948	24,016
Maximum amount outstanding at any month end	22,000	25,000	25,000	25,000
Weighted average interest rate during the period	1.61%	1.80%	2.73%	2.81%
Weighted average interest rate at end of period	1.59	1.80	1.82	2.84

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2014	2013	2012	2011
	(dollars in thousands)
Other borrowings:
Balance outstanding at end of period	$9,347	$14,169	$18,396	$14,716
Average amount outstanding during the period	12,377	17,500	11,883	12,281
Maximum amount outstanding at any month end	14,063	24,770	19,230	14,716
Weighted average interest rate during the period	4.99%	4.96%	4.99%	5.41%
Weighted average interest rate at end of period	4.99	4.96	4.99	5.41

Subordinated Debentures. In September 2005 and June 2006, we formed two wholly owned subsidiary business trusts, County Bancorp Statutory Trust II (“Trust II”) and Statutory Trust III (“Trust III”), respectively, for the purpose of issuing capital securities which qualify as Tier 1 capital. Trust II issued at par $6.0 million of floating rate capital securities. The capital securities of Trust II are nonvoting, mandatorily redeemable in 2035, and are guaranteed by us. Trust III issued at par $6.0 million of floating rate capital securities. The capital securities of Trust III are nonvoting, mandatorily redeemable in 2036, and are also guaranteed by us.

We own all of the outstanding common securities of Trust II and Trust III. The trusts used the proceeds from the issuance of their capital securities to buy floating rate junior subordinated deferrable interest debentures (“debentures”) issued by the Company. These debentures are the Trusts’ only assets and interest payments from these debentures finance the distributions paid on the capital securities. These debentures are unsecured, rank junior, and are subordinate in the right of payment to all of our senior debt.

The capital securities of Trust II and Trust III have been structured to qualify as Tier 1 capital for regulatory purposes. However, the securities cannot be used to constitute more than 25% of the Company’s “core” Tier 1 capital according to regulatory requirements. We used the proceeds of the Trust II issue for general corporate purposes and we used the proceeds of the Trust III issue to redeem the securities of County Bancorp Statutory Trust I.

Comparison of Operating Results for the Nine Months Ended September 30, 2014 and 2013

Net Income. Net income for the nine months ended September 30, 2014 was consistent with income earned for the nine months ended September 30, 2013. Net income was $5.93 million for the nine months ended September 30, 2014, or $1.25 per share (basic and diluted), compared to $5.89 million for the nine months ended September 30, 2013, or $1.23 per share (basic and diluted), representing an increase of 0.68%. The slight increase in net income is primarily attributable to the reduction in provision for loan losses. Based on our analysis of components of the allowance for loan losses described below under “Allowance for Loan Losses,” we did not record a provision for loan losses for the nine months ended September 30, 2014, due to continued stabilization in the loan portfolio. The annualized return on average assets for each of the nine months ended September 30, 2014 and 2013 was 1.06%.

Interest and Dividend Income. Total interest and dividend income decreased $1.3 million, or 5.43%, to $22.8 million for the nine months ended September 30, 2014 compared to the same period in 2013. The decrease in interest income was primarily the result of a lower average rate earned on our interest-earning assets and lower loan volumes. The average balance of loans during the nine months ended September 30, 2014 decreased $13.4 million, or 2.25%, to $582.6 million from $596.0 million for the nine months ended September 30, 2013, while the average yield on loans decreased by 21 basis points to 4.97% for the nine months ended September 30, 2014 from 5.18% for the nine months ended September 30, 2013. The decline in yield reflects the competitive rate environment and the general lower level of interest rates.

The average balance of investment securities increased $9.8 million, or 15.1%, to $74.4 million for the nine months ended September 30, 2014 from $64.6 million for the nine months ended September 30, 2013, and the yield on investment securities decreased by 4 basis points to 1.84% for the nine months ended September 30, 2014 from 1.88% for the nine months ended September 30, 2013. The increase in the balance of our investment securities portfolio reflects our ongoing long-term objective to increase our on-balance sheet liquidity position.

Interest Expense. Total interest expense decreased $751 thousand for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. Interest expense on interest-bearing deposit accounts decreased $385 thousand, or 7.6% for the nine months ended September 30, 2014 and 2013 to $4.7 million in the 2013 period, driven by lower interest rates paid on deposits given the continuing low interest rate environment.

Interest expense on FHLB advances decreased $102 thousand, or 30.5%, to $232 thousand for the nine months ended September 30, 2014 from $334 thousand for the nine months ended September 30, 2013. The average balance of FHLB advances decreased by $5.5 million, or 22.4%, to $19.3 million for the nine months ended September 30, 2014 from $24.8 million for the nine months ended September 30, 2013. The rate decreased 18 basis points to 1.61% for the nine months ended September 30, 2014 from 1.79% for the nine months ended September 30, 2013. We use FHLB advances to strategically fund longer-term loans.

Also contributing to the decline in overall interest expense was the reduction in interest expense of $228 thousand during the nine months ended September 30, 2014 from the prior year period on other borrowings, largely as a result of a decline in the average balance of other borrowings of $6.2 million to $12.4 million during the nine months ended September 30, 2014 versus a comparable prior nine month period balance of $18.6 million.

Net Interest and Dividend Income. Net interest and dividend income declined $559 thousand, or 3.17%, to $17.1 million for the nine months ended September 30, 2014 from $17.7 million for the nine months ended September 30, 2013. The decrease resulted primarily from a $1.3 million decrease in interest income as explained above. Our average interest-earning assets increased slightly to $707.3 million for the nine months ended September 30, 2014 from $699.5 million for the nine months ended September 30, 2013, and our net interest rate spread decreased to 3.01% for the nine months ended September 30, 2014 from 3.17% for the nine months ended September 30, 2013. Our net interest margin declined to 3.22% for the nine months ended September 30, 2014 from 3.37% for the nine months ended September 30, 2013.

The reduction in our interest rate spread and net interest margin reflect the competitive loan pricing environment offset in part by the benefit from the repricing of long-term certificates of deposit at maturity. We also continued to benefit from a more favorable deposit mix with a reduction in our reliance on certificates of deposits and an increase in our level of lower-cost checking accounts.

Provision for Loan Losses. Based on our analysis of the components of the allowance for loan losses described below under “Allowance for Loan Losses,” we did not record a provision for loan losses for the nine months ended September 30, 2014, compared to a provision of $3.7 million for the nine months ended September 30, 2013. The allowance for loan losses was $10.4 million, or 1.75% of total loans at September 30, 2014, compared to $10.2 million, or 1.77% of total loans at September 30, 2013. Total non-performing loans, excluding performing troubled debt restructurings, were $12.6 million at September 30, 2014 compared to $6.4 million at September 30, 2013. The allowance for loan losses reflects the amount we believe to be appropriate to cover losses likely to be incurred in the loan portfolio at September 30, 2014 and 2013.

Non-Interest Income. Non-interest income decreased $1.7 million, or 25.1%, to $5.2 million for the nine months ended September 30, 2014 from $6.9 million for the nine months ended September 30, 2013. The decrease primarily reflected decreases in loan servicing rights income of $1.2 million and OREO recoveries of $404 thousand. The $1.2 million decrease in loan servicing rights income resulted from a reduction of loans sold net of repayments from $41.1 million for the nine months ended September 30, 2013 to $1.0 million for the nine months ended September 30, 2014. Given the extended period during which interest rates have remained at or near historic lows, we anticipate that the number of borrowers looking to refinance or restructure existing credits will continue to slow. Accordingly, we expect the volume of loans originated for sale to remain stable in the near future.

Non-Interest Expense. Non-interest expense increased $1.3 million, or 11.3%, to $12.7 million for the nine months ended September 30, 2014 from $11.4 million for the nine months ended September 30, 2013. The increase primarily reflected an increase in salaries and employee benefits expense of $345 thousand and an increase in OREO expenses of $903 thousand relating to carrying and management costs of OREO properties. The increased salaries and benefits were a planned expense and relate to the addition of new hires and the payment of performance incentives to existing employees. We expect salaries and benefits to continue to increase as we attempt to attract and retain the talented personnel that will be necessary to achieve our strategic objectives. While the amount of OREO in our portfolio has declined from its peak of $25.4 million at September 30, 2013, it remains at $8.1 million as of September 30, 2014. We expect the insurance, tax and other carrying costs associated with OREO to remain higher than they have been historically.

Income Taxes. Income tax expense for the nine months ended September 30, 2014 increased to $3.6 million from $3.5 million for the nine months ended September 30, 2013, due to increased income before income taxes. The effective tax rate as a percent of pre-tax income was approximately 38% for the nine months ended September 30, 2014 and approximately 37% for the nine months ended September 30, 2013.

Comparison of Operating Results for the Years Ended December 31, 2013 and 2012

Net Income. Net income, excluding the impact of increased OREO expenses, increased as expected and reflected continued improvement in core earnings on a year-over-year basis. Net income was $7.0 million for the year ended December 31, 2013, or $1.45 per share (basic and diluted), compared to $7.6 million for the year ended December 31, 2012, or $1.56 per share (basic) and $1.53 (diluted), a decrease of $620 thousand, or 8.1%. The decrease was primarily due to an increase in OREO expenses of $2.9 million, offset by an increase of $1.4 million in non-interest income, and a decrease of $837 thousand in salaries and employee benefits expense.

Net income before taxes was $11.2 million for the year ended December 31, 2013 compared to $12.2 million for the year ended December 31, 2012, a decrease of $1.0 million of 8.2%. Excluding the net costs associated with OREO, net income before taxes would have been $13.4 million and $12.4 million for the years ended 2013 and 2012, respectively, an increase of $1.0 million or 8.1%.

Interest and Dividend Income. Total interest and dividend income decreased $1.8 million, or 5.4%, to $32.0 million for the year ended December 31, 2013 compared to the same period in 2012. The decrease in total interest income was primarily the result of a $1.8 million decrease in interest earned on loans and a decrease of $101 thousand in interest earned on our securities portfolio. Although the average balance of loans during the year ended December 31, 2013 increased $4.1 million, or 0.7%, to $590.3 million from $586.2 million for the year ended December 31, 2012, the average yield earned on loans decreased by 33 basis points to 5.19% for the year ended December 31, 2013 from 5.52% for the year ended December 31, 2012 due to continued reduction in market interest rates. The average balance of investment securities increased $11.7 million, or 21.7%, to $65.6 million for the year ended December 31, 2013 from $53.9 million for the year ended December 31, 2012, while the yield on investment securities decreased by 60 basis points to 1.90% for the year ended December 31, 2013 from 2.50% for the year ended December 31, 2012.

Interest Expense. Total interest expense decreased $1.2 million, or 11.9%, to $8.5 million for the year ended December 31, 2013 from $9.7 million for the year ended December 31, 2012. Interest expense on interest-bearing deposit accounts decreased $1.2 million to $6.7 million for the year ended December 31, 2013 from $7.9 million for the year ended December 31, 2012. The decrease was primarily due to the impact of maturing certificates of deposit renewing at lower rates, a shift in deposit mix toward core deposits and deposit rate reductions in core deposits.

Interest expense on FHLB advances decreased $218 thousand, or 33.4%, to $435 thousand for the year ended December 31, 2013 from $653 thousand for the year ended December 31, 2012. The average rate decreased 93 basis points to 1.80% for the year ended December 31, 2013 from 2.73% for the year ended December 31, 2012.

The decrease in interest expense from FHLB advances was offset by the increase in interest expense from other borrowings of $275 thousand, largely as a result of an increase in the average balance of other borrowings of $5.6 million to $17.5 million during the year ended December 31, 2013 from the prior year period balance of $11.9 million.

Net Interest and Dividend Income. Managing net interest and dividend income through the balancing of loan and deposit growth within the current competitive interest rate environment continues to be a priority of our ALCO. While the trend of a lower interest rate spread continued during the year, the spread was consistent with expectations.

Net interest and dividend income decreased $679 thousand, or 2.81%, to $23.5 million for the year ended December 31, 2013 from $24.1 million for the year ended December 31, 2012. The decrease resulted primarily from a $1.8 million decrease in interest income offset by a $1.2 million decrease in interest expense as described above. Although our average interest-earning assets increased by $29.4 million, or 4.4%, to $701.3 million for the year ended December 31, 2013 from $671.9 million for the year ended December 31, 2012, our net interest rate spread decreased 20 basis points to 3.15% for the year ended December 31, 2013 from 3.35% at December 31, 2012. Our net interest margin decreased 24 basis points to 3.35% for the year ended December 31, 2013 from 3.59% for the year ended December 31, 2012. The decrease in our interest rate spread and net interest margin reflects yields of interest-earning assets declining faster than yields of interest-bearing liabilities in this low rate environment.

Provision for Loan Losses. Based on our analysis of the components of the allowance for loan losses described below under “Allowance for Loan Losses,” we recorded a provision for loan losses of $4.2 million for the year ended December 31, 2013, and a provision of $4.2 million for the year ended December 31, 2012. The allowance for loan losses was $10.5 million, or 1.84% of total loans at December 31, 2013, compared to $12.5 million, or 2.04% of total loans at December 31, 2012. Total non-performing loans, excluding performing troubled debt restructurings, were $6.1 million at December 31, 2013 compared to $11.2 million at December 31, 2012. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2013 and 2012.

Non-Interest Income. Non-interest income increased $1.4 million, or 18.1%, to $8.9 million during the year ended December 31, 2013 from $7.5 million for the year ended December 31, 2012. The increase is primarily attributed to increases of $950 thousand in loan servicing fees and $318 thousand in loan servicing rights income, offset in part by a reduction in gain on sale of securities of $354 thousand. Non-interest income from loan-servicing fees continues to be an important and increasing source of non-interest income, while the loan-servicing income is more volatile and dependent upon loan sales during a given period.

Non-Interest Expense. Non-interest expense increased $1.8 million, or 11.6%, to $17.0 million for the year ended December 31, 2013 from $15.2 million for the year ended December 31, 2012. The increase primarily reflected an increase of $2.9 million in expenses associated with OREO properties offset by decreases in salaries and employee benefits expense of $837 thousand as a result of lower performance based compensation.

Income Taxes. Income tax expense for the year ended December 31, 2013 decreased $0.5 million to $4.1 million from $4.6 million for the year ended December 31, 2012, primarily due to lower income before income taxes. The effective tax rate as a percent of pre-tax income was approximately 37% and 38% for the year ended December 31, 2013 and 2012, respectively.

Analysis of Net Interest Income

Net interest income represents the difference between income we earn on our interest-earning assets, such as loans and investment securities, and the expense we pay on interest-bearing liabilities, such as deposits. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Nine Months Ended September 30,
	2014			2013
	Average Balance(1)	Interest	Average Rate	Average Balance(1)	Interest	Average Rate
	(dollars in thousands)
Interest-earning assets:
Investment securities	$74,402	$1,026	1.84%	$64,634	$911	1.88%
Loans(2)	582,616	21,704	4.97	596,016	23,148	5.18
Federal funds sold and interest-bearing deposits with banks	50,305	90	0.24	38,884	71	0.24

Total interest-earning assets:	707,323	$22,820	4.30%	699,534	$24,130	4.60%

Allowance for loan losses	(10,531)			(12,461)
Non-interest earning assets	48,750			51,849

Total assets	$745,542			$738,922

Interest-bearing liabilities:
Savings, NOW, Money Market, Interest
Checking	$130,884	$468	0.48%	$105,792	$404	0.51
Time deposits	417,125	4,198	1.34	441,175	4,647	1.40

Total interest-bearing deposits	548,009	4,666	1.14	546,967	5,051	1.23
Advances from FHLB	19,271	232	1.61	24,835	334	1.79
Other borrowings	12,377	463	4.99	18,587	691	4.96
Trust preferred securities	12,372	360	3.88	12,372	396	4.27

Total interest-bearing liabilities	592,029	5,721	1.29	602,761	6,472	1.43

Non-interest-bearing deposits	56,733			46,666
Other liabilities	6,828			5,735
SBLF Preferred Stock	15,000			15,000
Shareholders’ equity	74,952			68,760

Total liabilities and shareholders’ equity	$745,542			$738,922

Net interest income		$17,099			$17,658

Interest rate spread(3)			3.01			3.17

Net interest margin(4)			3.22%			3.37%

Ratio of interest-earning assets to interest-bearing liabilities	1.19%			1.16%

	For the Year Ended December 31,
	2013			2012			2011
	Average Outstanding Balance(1)	Interest	Average Rate	Average Outstanding Balance	Interest	Average Rate	Average Outstanding Balance	Interest	Average Rate
	(dollars in thousands)
Interest-earning assets:
Investment securities	$65,586	$1,246	1.90%	$53,896	$1,347	2.50%	$45,498	$1,562	3.43%
Loans(2)	590,270	30,614	5.19	586,188	32,381	5.52	585,339	32,275	5.51
Federal funds sold and interest-bearing deposits with banks	45,403	112	0.25	31,804	73	0.23	26,186	56	0.21

Total interest-earning assets	701,259	$31,972	4.56	671,888	$33,801	5.03	657,023	33,893	5.16
Allowance for loan losses	(11,956)			(10,932)			(13,177)
Non-interest-earning assets	54,427			41,601			35,512

Total assets	$743,730			$702,557			$679,358

Interest-bearing liabilities:
Savings, NOW, Money Market, Interest Checking	$110,541	556	0.50	$70,934	435	0.61	$47,380	$424	0.89
Time Deposits	440,771	6,127	1.39	456,756	7,455	1.63	479,799	9,995	2.08

Total interest-bearing deposits	551,312	6,683	1.21	527,690	7,890	1.50	527,179	10,419	1.98
Advances from FHLB	24,121	435	1.80	23,948	653	2.73	24,016	675	2.81
Other borrowings	17,500	867	4.96	11,883	592	4.99	12,281	664	5.41
Trust preferred securities	12,372	528	4.27	12,372	528	4.27	12,372	495	4.00

Total interest-bearing liabilities	605,305	8,513	1.41	575,893	9,663	1.68	575,848	12,253	2.13
Non-interest-bearing deposits	47,564			41,207			34,014
Other liabilities	5,782			6,232			7,208
SBLF Preferred Stock	15,000			15,000			5,769
Shareholders’ equity	70,079			64,225			56,519

Total liabilities and shareholders’ equity	$743,730			$702,557			$679,358

Net interest income		$23,459			$24,138			$21,640

Interest rate spread(3)			3.15			3.35			3.03

Net interest margin(4)			3.35%			3.59%			3.29%

Ratio of interest-earning assets to interest-bearing liabilities	1.16%			1.17%			1.14%

(1)	Average balances are calculated on amortized cost.
(2)	Includes loan fee income, nonaccruing loan balances and interest received on such loans.
(3)	Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Nine Months Ended September 30, 2014 v. 2013			For the Year Ended December 31, 2013 v. 2012			For the Year Ended December 31, 2012 v. 2011
	Increase (Decrease) Due to Change in Average			Increase (Decrease) Due to Change in Average			Increase (Decrease) Due to Change in Average
	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
	(dollars in thousands)
Interest Income:
Investment securities	$134	$(19)	$115	$946	$(1,047)	$(101)	$454	$(669)	$(215)
Loans	(512)	(932)	(1,444)	227	(1,994)	(1,767)	47	59	106
Federal funds sold and interest-bearing deposits with banks	20	(1)	19	33	6	39	12	5	17

Total interest income	(358)	(952)	(1,310)	1,206	(3,035)	(1,829)	513	(605)	(92)

Interest Expense:
Savings, NOW, money market, interest checking	87	(23)	64	179	(58)	121	31	(20)	11
Time deposits	(247)	(202)	(449)	(254)	(1,074)	(1,328)	(461)	(2,079)	(2,540)
FHLB	(69)	(33)	(102)	5	(223)	(218)	(2)	(20)	(22)
Other borrowings	(232)	4	(228)	278	(3)	275	(21)	(51)	(72)
Junior subordinated debentures	—	(36)	(36)	—	—	—	—	33	33

Total interest expense	(461)	(290)	(751)	208	(1,358)	(1,150)	(453)	(2,137)	(2,590)

Net interest income	$103	$(662)	$(559)	$$998	$(1,677)	$(679)	$966	$1,532	$2,498

The following table reflects a breakdown of the non-interest income components at the dates and for the periods indicated.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2014	2013	2013	2012	2011
Non-interest income:
Services charges	$559	$409	$756	$879	$698
Gain on sale of loans, net	251	482	521	534	418
Loan servicing fees	3,518	3,316	4,483	3,532	3,244
Loan servicing rights	116	1,353	1,412	1,094	587
Gain on sale of securities	—	—	—	354	—
Other	723	1,342	1,685	1,108	527

Total non-interest income	$5,167	$6,902	$8,857	$7,501	$5,474

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. See the section of this prospectus entitled “Risk Factors.” Among our most prominent risk exposures are market risk, credit risk, interest rate risk and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or security when it is due. Interest rate risk is the potential reduction of net interest income or the reduction in the value of assets and liabilities as a result of changes in interest rates. Market risk refers to potential losses arising from changes in interest rates, commodity prices, real estate prices and/or other relevant market rates or prices. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers when due. Other risks that we face are operational risk, technology risk, and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Cyber-risk is the risk of technological intrusion resulting in loss of customer information, loss of data, denial of service attacks, and cyber-theft. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having a layered approach to risk involving risk-taking, risk monitoring, and risk mitigation. In our target markets, we field an experienced lending staff supported by a centralized, robust risk management infrastructure working under well-defined credit policies and rigorous underwriting criteria. We have developed portfolio strategies and controls that are conducive to the development of a diversified loan portfolio including a variety of exposure control limits on different portfolio segments and have established an internal lending limit that is substantially below our legal lending limit. Regular total portfolio and loan level monitoring ensures timely risk recognition, provides early warning of potential problems and allows prompt attention to potential problem loans. This strategy emphasizes generally conservative loan-to-value ratios and full recourse to guarantors with substantial net worth on credit exposures. In addition to our portfolio monitoring practices, we have a comprehensive loan review system using both internal and external resources to review at least 30% of portfolio exposure annually. Formal management quarterly problem loan reviews include assessment of risk ratings and loan collateral valuation in order to identify impaired loans.

The Bank takes a proactive approach to managing problem loans. Delinquent loans greater than 15 days are reviewed by the management team weekly. When a borrower fails to make a required loan payment, management takes a number of steps to have the borrower cure the delinquency and restore the loan to a current status. Bankers make the initial contact with the borrower when the loan becomes 15 days past due. If payment is not then received by the 30th day of delinquency, additional letters and phone calls are generally made, the loan risk rating is reassessed, and a plan of collection is identified and pursued for each individual loan. The loan relationship may be downgraded and transferred to a special assets officer, depending on the prospects for the borrower bringing the loan current, the financial strength and commitment of any guarantors, the type and value of the collateral securing the loan and other factors. Collection efforts may lead to a demand of repayments, the initiation of litigation and/or foreclosure on collateral securing the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the assets or real property securing the loan generally are sold by the Bank in a commercially reasonable manner. While we develop loan workout arrangements for most problem loans, we also consider the sale of the non-performing loans. Management regularly informs the board of directors of the amount and status of delinquent loans, all loans rated special mention or worse, all nonaccrual loans, all troubled debt restructures, and all OREO. When a credit is downgraded to “special mention” and/or “substandard” it is generally transferred to a special assets officer.

Non-Performing Assets. We consider foreclosed assets and loans that are maintained on a nonaccrual basis to be non-performing assets. Loans are generally placed on nonaccrual status when collectability is judged to be uncertain or payments have become 90 days or more past due. On loans where the full collection of principal or interest payments is not probable, the accrual of interest income ceases and any already accrued interest is reversed. Interest income is not accrued on such loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt. Payments received on a nonaccrual loan are first applied to the outstanding principal balance when collectability of principal is in doubt.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as OREO until it is sold. Assets acquired through or in lieu of loan foreclosure are initially recorded at fair value less costs to sell. Upon acquiring a property, the Bank engages an independent third party realtor to assist in marketing and selling the property. Management reviews all OREO on a quarterly basis and makes adjustments to listing prices and marketing strategies as deemed appropriate. On an annual basis all OREO properties are re-appraised by independent third party appraisers. Any holding costs and declines in fair value after acquisition of the property result in charges against income.

Troubled debt restructurings occur when we grant borrowers concessions that we would not otherwise grant but for economic or legal reasons pertaining to the borrower’s financial difficulties. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms. We may modify the terms of a loan as a troubled debt restructuring by reducing the loan’s stated interest rate, extending the loan’s maturity or otherwise restructuring the loan terms to enable payment. We may consider permanently reducing the recorded investment in the loan or structuring a non-accruing secondary note in a troubled debt restructuring as well but we generally do not make such concessions. Modifications involving a reduction of the stated interest rate of loans are typically for periods ranging from six months to one year. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and that is in our best interests. Loans classified as troubled debt restructurings are rated “substandard” by the Bank. Once the borrower has demonstrated sustained performance with the modified terms, the loan may be removed from non-performing status. Any loans categorized as troubled debt restructurings will continue to retain that designation through the life of the loan.

The following table provides information with respect to our non-performing assets, including troubled debt restructurings, and loans 90 days or more past due and still accruing at the dates indicated.

	As of September 30,	As of December 31,
	2014	2013	2012	2011	2010	2009
	(dollars in thousands)
Nonaccrual loans:
Agricultural loans	$1,275	$1,076	$1,374	$3,875	$3,227	$1,663
Commercial loans	3,939	1,826	3,213	2,816	2,068	1,125
Commercial real estate loans	5,234	326	5,404	12,385	8,600	4,886
Residential real estate loans	2,102	2,828	1,221	5,739	141	447
Installment and consumer other	—	—	—	48	127	60

Total nonaccrual loans	12,550	6,056	11,212	24,863	14,163	8,181
Other real estate owned	8,149	16,083	10,517	6,543	581	923

Total non-performing assets (1)	$20,699	$22,139	$21,729	$31,406	$14,744	$9,104

Loans 90+ days past due and still accruing	$—	$—	$—	$—	$—	$—
Performing troubled debt restructured loans	918	4,020	5,147	10,868	1,835	11,304

Total non-performing assets and performing troubled debt restructurings	$21,617	$26,159	$26,876	$42,274	$16,579	$20,408

Non-performing loans to total loans	2.12%	1.06%	1.83%	4.32%	2.40%	1.45%
Non-performing loans and loans past due 90 days and still accruing to total loans	2.12%	1.06%	1.83%	4.32%	2.40%	1.45%
Non-performing assets to total assets(1)(2)	2.79%	2.92%	2.88%	4.63%	2.20%	1.39%
Total non-performing assets and performing troubled debt restructurings to total assets	2.91%	3.45%	3.56%	6.24%	2.47%	3.12%

(1)	Non-performing assets are defined as nonaccrual loans plus OREO.
(2)	Loans are presented before allowance for loan losses and do not include deferred loan origination costs (fees).

Interest income that would have been recorded for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, had nonaccrual loans been current according to their original terms amounted to $644 thousand, $497 thousand and $797 thousand, respectively. No income related to nonaccrual loans was included in interest income for the nine months ended September 30, 2014, and the years ended December 31, 2013 and 2012.

Total nonaccrual loans increased from December 31, 2013 to September 30, 2014, primarily due to one commercial real estate relationship of approximately $4.7 million being downgraded to “substandard” and placed on nonaccrual. That credit is currently operating under a forbearance agreement. A portion of the loan balance has been charged off. Additional loss should be mitigated due to the collateral coverage and government guarantees. Total nonaccrual loans decreased from December 31, 2012 to December 31, 2013, primarily due to collection activities, loan payoffs and the completion of foreclosures and transfer of properties into OREO.

Total OREO peaked in September 2013 at $25 million. The Bank is actively managing the OREO portfolio and the number and dollar amount of OREO properties has declined each quarter since September 2013. As of September 30, 2014, OREO totaled $8.15 million compared to $16.1 million at December 31, 2013 and $10.5 million at December 31, 2012. We expect the balance of OREO in our portfolio and the related expenses to decline as we continue to sell more properties than we are taking back. However, in the near term, we anticipate both the level of OREO and the related expenses will remain above the levels we have historically experienced.

Special Mention and Classified Loans. Federal regulations require us to review and classify loans on a regular basis. There are four classifications for problem loans: special mention, substandard, doubtful and loss. We categorize loans into these risk categories based on relevant information about the ability of borrowers and, if appropriate, guarantors to service their debts, and the quality and projected realizable value of collateral. We analyze loans through quarterly asset quality reviews based on observable risk criteria such as overdrafts, late payments, financial performance and collateral valuations.

“Substandard loans” are inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged. As such they have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful loans” have all the weaknesses inherent in substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. A loan classified as “loss” is considered uncollectible and of such little value that continuance as a loan of the institution is not warranted. When management classifies a loan as substandard or doubtful, a specific allowance for probable and reasonably estimable loan losses is established. If management classifies a loan as loss, an amount equal to 100% of the portion of the loan classified loss is charged to the allowance for loan losses.

The following table shows the aggregate amounts of our loans rated special mention or worse at the dates indicated.

	As of September 30,	As of December 31,
	2014	2013	2012
	(dollars in thousands)
Classified and special mention loans:
Substandard	$27,048	$23,980	$22,901
Special mention	10,111	28,103	38,302

Total classified and special mention loans	$37,159	$52,083	$61,203

Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	As of September 30, 2014 Loans Delinquent For:
	30-89 Days		90 Days or more		Total Delinquent Loans
	Amount	% of Delinquent Loans 30-89 Days	Amount	% of Delinquent Loans 90 Days or more	Amount	% of Delinquent
	(dollars in thousands)
Agricultural loans	$15	7.1%	$210	2.3%	$225	2.4%
Commercial real estate loans	180	85.3	4,397	48.6	4,577	49.4
Commercial loans	—	—	3,938	43.5	3,938	42.5
Residential real estate	16	7.6	510	5.6	526	5.7
Installment and consumer other	—	—	—	—	—	—

Total	$211	100.0%	$9,055	100.0%	$9,266	100.0%

	As of December 31, 2013 Loans Delinquent For:
	30-89 Days		90 Days or more		Total Delinquent Loans
	Amount	% of Delinquent Loans 30-89 Days	Amount	% of Delinquent Loans 90 Days or more	Amount	% of Delinquent
	(dollars in thousands)
Agricultural loans	$68	21.9%	$400	8.5%	$468	9.5%
Commercial real estate loans	—	—	326	7.1	326	6.6
Commercial loans	—	—	1,826	39.4	1,826	36.9
Residential real estate	244	78.1	2,083	45.0	2,327	47.0
Installment and consumer other	—	—	—	—	—	—

Total	$312	100.0%	$4,635	100.0%	$4,947	100.0%

	As of December 31, 2012 Loans Delinquent For:
	30-89 Days		90 Days or more		Total Delinquent Loans
	Amount	% of Delinquent Loans 30-89 Days	Amount	% of Delinquent Loans 90 Days or more	Amount	% of Delinquent
	(dollars in thousands)
Agricultural loans	$32	1.7%	$927	14.5%	$959	11.5%
Commercial real estate loans	1,567	81.8	1,060	16.5	2,627	31.5
Commercial loans	318	16.5	3,205	50.0	3,523	42.3
Residential real estate	—	—	1,221	19.0	1,221	14.7
Installment and consumer other	—	—	—	—	—	—

Total	$1,917	100.0%	$6,413	100.0%	$8,330	100.0%

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses inherent in the loan portfolio. This estimate includes losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Loan losses are charged against the allowance when, in our judgment, the uncollectability of all or a portion of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Reductions to the allowance occur as loans are charged off. We estimate the required amount of the allowance using a number of factors, including past loan loss experience, the nature of the portfolio, environmental conditions, information about specific borrower situations, and estimated collateral values. We evaluate the adequacy of the allowance for loan losses on a quarterly basis, although we may increase the frequency of our reviews as necessary. When additional allowance for loan loss is necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the sufficiency of the allowance for loan losses consists of four components: (a) a general component applied to performing or “pass-rated” credits (the significant majority of the loan portfolio), (b) a nonimpairment component, (c) a specific component relating to loans that are individually classified as impaired, together with (d) a small unallocated portion. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

As disclosed in the notes to the financial statements, our allowance for loan losses is comprised primarily of general reserves of $6.7 million with a limited amount of specific reserves totaling $3.7 million at September 30, 2014. This compares to $7.4 million of general reserves and $3.1 million of specific reserves at December 31, 2013.

General Component. The general component of the allowance for loan losses relates to loans that are not determined to be impaired. Management determines the appropriate loss factor for each segment of loans with similar risk characteristics within the portfolio based on that segment’s loss experience and several other quantitative, qualitative and environmental factors relevant to each segment. While loan segments generally represent groups of loans with similar risk characteristics, we may include loans categorized by loan grade, or any other characteristic that causes a loan’s risk profile to be similar to a group of loans. We consider estimated credit losses associated with each segment of our portfolio to differ from purely historical loss experience due to qualitative factors including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; and changes in our employees’ experience; quantitative factors including changes in the volume and severity of past due, nonaccrual, and adversely graded loans; changes in concentrations of credit; and changes in the value of underlying collateral for collateral dependent loans; and environmental factors including changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses. The historical charge-off data is updated on a rolling quarterly basis, with the oldest quarter’s charge-off data being replaced with the most recent quarter’s charge-off data. We typically give more weight to the more recent charge-off data for each specific type of loan, as we believe that is more indicative of current trends. Our quantitative, qualitative, and environmental factors are reviewed on a quarterly basis for each loan segment and our historical loss experience is reviewed quarterly to ensure that our analysis is reflective of current conditions in our loan portfolio and economy.

Non-Impaired Component. Loans that have been downgraded to special mention or substandard, but are not currently impaired, are considered to have a higher inherent of risk of loss than pass rated loans. Management judgment is needed to estimate the additional risk of loss for these types of loans. Risk allocations on non-impaired special mention and substandard loans reflect management’s assessment of the increased risk of loss associated with adversely graded loans. The allocated reserve for these loans is based upon management’s assessment of loss history and risk migration analysis. Additionally, in determining the allocation, management considers the credit attributes of individual loans, including loan to value ratios, past due status, strength and willingness of the guarantors, and other relevant attributes generally found in these groups of loans.

Specific Component. The specific component of the allowance for loan losses relates to loans that are individually evaluated and determined to be impaired. The allowance for each impaired loan is determined by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the market price reasonably obtainable for the loans or, if the loan is collateral dependent, by the fair value of the collateral less estimated costs to sell. Collateral valuations are supported by current appraisals, which are discounted by us based upon a liquidation scenario. Impairment for other types of loans is measured using the fair value of the collateral less estimated costs to sell. We identify a loan as impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. We consider a number of factors in determining impairment, including payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower.

Residential and consumer loans are individually evaluated for impairment when they reach non-performing status or become subject to a restructuring agreement.

Unallocated Component. In addition to the allowance as previously described, an “unallocated” reserve component may be maintained. This unallocated component is reflective of the fact that the allowance for loan losses is inherently imprecise and involves a high degree of management judgment with many variables to consider.

We identify loans that may need a full or partial charge-off by reviewing the circumstances of all impaired loans. Loan losses are charged against the allowance when we believe a portion of the loan balance is uncollectible. A borrower’s inability to make payments under the terms of the loan combined with a shortfall in collateral value would generally result in our charging off the loan to the extent of the loss deemed to be confirmed.

Discussion of Allowance for Loan Losses. At September 30, 2014, our allowance for loan losses was $10.4 million, or 1.75% of loans and 82.7% of nonaccrual loans. At December 31, 2013, our allowance for loan losses was $10.5 million, or 1.84% of loans and 173.3% of nonaccrual loans. Nonaccrual loans at September 30, 2014 were $12.6 million, or 2.12% of loans, compared to $6.1 million, or 1.06% of loans, at December 31, 2013 and $11.2 million, or 1.83% of loans, at December 31, 2012.

As the result of several positive developments and relatively modest loan growth, and despite an increase in our nonaccrual loans as of September 30, 2014, compared to December 31, 2013, we have not made a provision to the allowance for loan losses during the first three quarters of 2014. Between September 30, 2013 and September 30, 2014, the Bank’s OREO portfolio declined from $25.4 million (its peak) to $8.1 million, a reduction of $14.3 million. The reduction in the Bank’s OREO portfolio was the result of ongoing sales, a general reduction of new properties being foreclosed upon, and the write-down of some OREO balances to reflect the receipt of updated appraisals. In addition, many of the factors that are evaluated in our analysis of the allowance for loan loss have stabilized and begun showing signs of improvement, including economic and business conditions and our most recent historical loss experience. Notwithstanding the improvement in the quantitative, qualitative and environmental factors, we anticipate we will resume making provisions to the allowance for loan losses to support growth in the loan portfolio in the near future, as circumstances warrant.

The allowance for loan losses is maintained at a level that represents management’s best estimate of probable incurred losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future or that additional provisions for loan losses will not be required.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	As of September 30, 2014			As of December 31, 2013
	Amount	% of ALL	% of Loans in Category	Amount	% of ALL	% of Loans in Category
	(dollars in thousands)
Agricultural loans	$3,303	31.84%	0.88%	$3,144	29.95%	0.84%
Commercial real estate loans	3,116	30.04	2.58	3,254	31.01	3.17
Commercial loans	2,618	25.24	5.02	2,172	20.70	4.26
Residential real estate loans	1,597	15.39	3.82	1,819	17.33	4.56
Installment and consumer other	4	0.04	1.11	3	0.03	0.87
Unallocated	(264)	(2.55)	—	103	0.98	—

Total	$10,374	100.0%	1.75%	$10,495	100.0%	1.84%

	As of December 31, 2012			As of December 31, 2011
	Amount	% of ALL	% of Loans in Category	Amount	% of ALL	% of Loans in Category
	(dollars in thousands)
Agricultural loans	$3,333	26.62%	0.87%	$1,946	21.41%	0.61%
Commercial real estate loans	4,838	38.64	3.92	3,766	41.42	2.79
Commercial loans	2,283	18.23	3.94	1,316	14.48	2.37
Residential real estate loans	1,755	14.02	3.58	1,954	21.50	2.95
Installment and consumer other	13	0.10	1.16	6	0.07	0.62
Unallocated	299	2.39	—	102	1.12	—

Total	$12,521	100.0%	2.04%	$9,090	100.0%	1.58%

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
Balance at beginning of period	$10,495	$12,521	$12,521	$9,090	$13,245	$12,901	$5,109
Provision charged to operating expenses	—	3,700	4,200	4,200	4,475	4,620	9,451
Loans charged-off
Agricultural loans	(115)	—	—	—	(634)	(713)	(495)
Commercial real estate loans	—	(2,972)	(3,361)	(1,144)	(2,441)	(3,077)	(578)
Commercial loans	(103)	(132)	(132)	(94)	(878)	(383)	(547)
Residential real estate loans	—	(2,945)	(2,945)	(282)	(4,740)	(114)	(48)
Installment and consumer other	—	—	—	—	—	—	—

Total charge-offs	(218)	(6,049)	(6,438)	(1,520)	(8,693)	(4,287)	(1,668)

Recoveries of loans previous charged-off
Agricultural loans	17	12	16	72	19	11	2
Commercial real estate loans	61	48	185	352	28	—	—
Commercial loans	18	3	3	296	16	—	7
Residential real estate loans	—	8	8	32	—	—	—
Installment and consumer other	1	—	—	(1)	—	—	—

Total recoveries	97	71	212	751	63	11	9

Net charge-offs	(121)	(5,978)	(6,226)	(769)	(8,630)	(4,276)	(1,659)

Balance at end of period	$10,374	$10,243	$10,495	$12,521	$9,090	$13,245	$12,901

Net -charge-offs to average loans outstanding (annualized)	0.04%	2.01%	1.05%	0.13%	1.47%	0.74%	0.29%
Allowance for loan loss to period-end loans	1.75%	1.77%	1.84%	2.04%	1.58%	2.25%	2.29%

Market Risk Management

General. Market risk refers to potential losses arising from changes in interest rates, commodity prices, such as milk prices, and/or other relevant market rates or prices. We are exposed to market risk as a result of our banking activities. Our market risk is comprised primarily of interest rate risk. As a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit our exposure to changes in market interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.

A major source of interest rate risk is a difference in the repricing of assets, on the one hand, and liabilities on the other. First, there are differences in the timing of rate changes reflecting the maturity and/or repricing of assets and liabilities. For example, the rate earned on a commercial real estate loan may be fixed for 10 years, while the rate paid on a certificate of deposit may be fixed only for a few months. Due to these timing differences, net interest income is sensitive to changes in the level and shape of the yield curve. Second, there are differences in the drivers of rate changes of various assets and liabilities known as basis risk. For example, commercial loans may reprice based on one-month LIBOR or prime, while the rate paid on retail money market demand accounts may be only loosely correlated with LIBOR and depend on competitive demand for funds. Due to these basis differences, net interest income is sensitive to changes in spreads between certain indices or repricing rates.

Another important source of interest rate risk relates to the potential exercise of explicit or embedded options. For example, most residential real estate loans can be prepaid without penalty, and most consumer deposits can be withdrawn without penalty. The exercise of such options by customers can exacerbate the timing differences discussed above.

Deposit accounts typically react more quickly to changes in market interest rates than loans because of the shorter maturities of deposits. However, given the asset sensitive nature of our balance sheet, a decrease in interest rates may adversely affect our earnings while increases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes adjustable-rate loans for retention in our loan portfolio, promoting core deposit products and time deposits, adjusting the maturities of borrowings and adjusting the investment portfolio mix and duration.

We have an asset/liability committee, which includes members of management, to communicate, coordinate and control all aspects involving asset-liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income and net income and control exposure to interest rate risk within policy limits approved by our board of directors. These limits and guidelines reflect our tolerance for interest rate risk over both short-term and long-term horizons. We analyze our sensitivity to changes in interest rates through our net interest income simulation model. Exposures are reported on a monthly basis to the asset and liability committee and at meetings of our board of directors.

Net Interest Income Simulation Analysis. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings.

Income simulation is the primary tool for measuring the interest rate risk inherent in our balance sheet at a given point in time by showing the effect on net interest income, over specified time horizons, under a range of interest rateshock scenarios. These simulations take into account repricing, maturity and prepayment characteristics of individual products. We estimate what our net interest income would be for a one- and two-year horizon based on current interest rates. We then calculate what the net interest income would be for the same period under different interest rate assumptions.

These estimates require us to make certain assumptions, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on our net interest income. Although the net interest income table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

The following table shows the estimated impact on net interest income for the one- and two-year periods beginning September 30, 2014 resulting from potential changes in interest rates. The net interest income simulation analyses assume a static balance sheet and do not include possible future actions that management might undertake to mitigate this risk.

Rate Shift	Net Interest Income Year 1 Forecast	Year 1 Change from Base	Net Interest Income Year 2 Forecast	Year 2 Change from Base
	(dollars in thousands)		(dollars in thousands)
+400 bps	$34,685	46.00%	$77,449	63.38%
+300 bps	31,816	33.92%	69,578	46.77%
+200 bps	28,943	21.83%	61,703	30.16%
+100 bps	26,074	9.75%	53,840	13.58%
Base	23,758	0.00%	47,405	0.00%
-100 bps	23,493	-1.11%	46,713	-1.46%

As of September 30, 2014, net interest income simulation indicated that our exposure to changing interest rates was within our internal policy guidelines. As the table illustrates, our balance sheet is asset-sensitive over a one and two year time horizon and net interest income would increase as interest rates increase. It should be noted that the magnitude of any possible increase in interest rates is constrained by the low absolute starting levels of rates. While immediate, proportional and severe shifts in interest rates upward were used as part of this analysis, we believe that any actual shift in interest rates would likely be more gradual and would therefore have a more modest impact.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preference, we may place greater emphasis on maximizing our net interest margin than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe that our level of interest rate risk is acceptable using this approach.

Economic Value of Equity Analysis. We also analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the present value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. As with the net interest income simulation model, the estimates of changes in the economic value of our equity require certain assumptions to be made. These assumptions include loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on the economic value of our equity. Although our economic value of equity analysis provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the economic value of our equity and will differ from actual results.

Our economic value of equity analysis as of September 30, 2014 is set forth below. The impact on our economic value of equity under all scenarios referenced in the table below are within policy guidelines.

Rate Shift(1)	Economic Value of Equity	% Change In
	(dollars in thousands)
+400	$130,463	14.76%
+300	126,848	11.58%
+200	122,792	8.02%
+100	118,304	4.07%
Base	113,680	0.00%
-100	111,605	-1.83%

(1)	The calculated changes assume an immediate and proportional shock of the static yield curve.

Liquidity Management and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition.

Management adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) the objectives of our interest-rate risk and investment policies and (5) the risk tolerance of management and our board of directors.

Our cash flows are composed of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $14.9 million, $16.0 million, $14.3 million, and $5.9 million for the nine months ended September 30, 2014 and 2013, respectively, and for the years ended December 31, 2013 and 2012, respectively. Net cash provided by (used in) investing activities, which consists primarily of purchases of and proceeds from the sale, maturities/ calls, and principal repayments of securities available for sale, as well as loan purchases, sales and originations, net of repayments was $(21.1) million, $7.2 million, $16.8 million, and $(57.9) million for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively. Net cash provided by (used in) financing activities, consisting primarily of the activity in deposit accounts and FHLB advances, was $(21.9) million, $(14.9) million, $(4.0) million, and $(68.5) million for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively.

At September 30, 2014, the Bank exceeded all of its regulatory capital requirements with a Tier 1 leverage capital of $102.2 million, or 13.74% of adjusted total assets, which is above the required level of $37.2 million, or 5.0% of adjusted total assets, and total risk-based capital of $109.9 million, or 17.84% of risk-weighted assets, which is above the required level of $61.6 million, or 10.0% of risk-weighted assets. For a discussion of certain other sources of liquidity, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowing.”

At the holding company level, our primary sources of liquidity are dividends from the Bank, investment income and net proceeds from investment sales, borrowings and capital offerings. The main uses of liquidity are the payment of interest to holders of our junior subordinated debentures and interest and payment of dividends to preferred shareholders. There are certain restrictions on the payment of dividends by the Bank to us, which are described in the section captioned “Supervision and Regulation—Dividends.” At September 30, 2014, there were $57.1 million of retained earnings available for the payment of dividends by the Bank to us. The Bank paid us $1.2 million in dividends during the year ended December 31, 2013.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of commitments to extend credit. For information about our off-balance sheet arrangements, see Note 12 to our Consolidated Financial Statements located elsewhere in this prospectus.

At September 30, 2014, we had outstanding commitments to originate loans and unadvanced funds on loans of $229.8 million. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit that are scheduled to mature in one year or less from September 30, 2014 totaled $186.7 million. If a substantial portion of these deposits is not retained, we may utilize FHLB advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense. At September 30, 2014, we had $4.9 million of irrevocable and stand-by-letters of credit from the FHLB.

For the nine months ended September 30, 2014, and years ended December 31, 2013 and 2012, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared according to generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs and the effect that general inflation may have on both short-term and long-term interest rates. Virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Although inflation expectations do affect interest rates, interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding the current directors and executive officers of the Company and the Bank and their ages as of December 15, 2014.

Name	Age	Position
William C. Censky	63	Chairman of the Board of the Company; Executive Chairman of the Board of the Bank
Timothy J. Schneider	49	President of the Company; Chief Executive Officer of the Bank; Director
Mark R. Binversie	55	President of the Bank; Director
Gary R. Abramowicz	57	Chief Financial Officer and Treasurer of the Company; Executive Vice President and Chief Financial Officer of the Bank
Carmen L. Chizek	72	Director
David A. Coggins	61	Executive Vice President of Agricultural Banking of the Bank
Lynn D. Davis	59	Director
Thomas D. Detienne	49	Executive Vice President of Business Banking of the Bank
Edson P. Foster	66	Director
Craig P. Mayo	52	Chief Credit Officer of the Bank
Mark A. Miller	57	Secretary of the Company; Vice President, Chief Risk Officer, Secretary and Counsel of the Bank
Wayne D. Mueller	61	Special Projects Officer of the Bank; Director
Andrew J. Steimle	45	Director
Kenneth R. Zacharias	51	Director
Gary J. Ziegelbauer	62	Director

The following includes a brief biography for each of our executive officers and for each member of our board of directors, including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member should serve as a director. There are no family relationships among any of our directors or executive officers. Unless otherwise stated, each director and executive officer has held his or her current position or occupation for the last five years.

William C. Censky. Mr. Censky is one of our founders and has served as chairman of the board of the Company since 1996 as well as executive chairman of the Bank since 1997. Mr. Censky has served on our board of directors since the Company’s inception in May 1996, and his current term will expire in 2015. Mr. Censky previously served as president of the Company from 1997 to September 2014 and as chief executive officer of the Bank from 1997 to November 2013. Mr. Censky is an accomplished bank executive and leader with over 30 years of bank management experience ranging from being a bank chief executive officer, a founding chairman of a successful de novo bank, an organizing board member for two additional de novo banks, to being the chief financial and operations officer of an independent state charted bank. Mr. Censky holds a B.B.A. degree in finance and an M.B.A with concentrations in accounting and finance from the University of Wisconsin—Oshkosh.

Timothy J. Schneider. Mr. Schneider is one of our founders and has served as president of the Company since September 2014 and as chief executive officer of the Bank since November 2013. Mr. Schneider has previously served as our vice president from 1996 to September 2014, our secretary from 1996 to 2014, and chief operating officer and commercial and agricultural lender of the Bank from 1997 to 2013. Mr. Schneider has also served on our board of directors since May 1996, and his current term will expire in 2017. Mr. Schneider has been in the banking profession for over 24 years, during which time he gained expertise in agricultural and commercial banking as a commercial and agricultural lender. Mr. Schneider holds a Bachelor’s Degree of Business in management and economics from the University of Wisconsin—River Falls, and a degree from the Graduate School of Banking of the University of Wisconsin—Madison.

Mark R. Binversie. Mr. Binversie is one of our founders and has served as president of the Bank since March 1997. Mr. Binversie has also served on our board of directors since May 1996, and his current term will expire in 2016. Prior to joining us, Mr. Binversie oversaw the Agricultural Department for Firstar Bank Manitowoc for 16 years. Mr. Binversie previously owned and operated Heartland Dairy, LLC, a dairy farm, for 15 years. His agricultural lending expertise has led to his involvement in redesigning the Farm Service Agency’s Guaranteed Loan Program and his assistance in the Wisconsin Housing Economic Development Authority’s Credit Relief Outreach Program for Wisconsin’s farmers. Mr. Binversie also served as president and chairman of the Agriculture Bankers Section of the Wisconsin Bankers Association. Mr. Binversie has operating, management and leadership experience in the Company and in the banking industry more generally, as well as his experience in the dairy farm sector. Mr. Binversie holds a Bachelor’s degree in Agri-Business and Economics from the University of Wisconsin—Platteville.

Gary R. Abramowicz. Mr. Abramowicz has been our chief financial officer and treasurer, as well as chief financial officer and executive vice president of the Bank, since May 2008. Mr. Abramowicz is a certified public accountant with over 30 years of banking experience in accounting, operations management and financial management in banking, including 15 years as a chief financial officer at a bank holding company. Mr. Abramowicz holds a B.B.A. degree in accounting from the University of Wisconsin—Eau Claire.

Carmen L. Chizek. Mr. Chizek has served on our board of directors since May 1996, and his current term will expire in 2016. In 1962, Mr. Chizek founded Chizek Elevator & Transport, Inc. (formerly known as Chizek Transport, Inc.), which is a 48-state carrier trained in truckload and multiple-drop deliveries, and has been vice president of Chizek Elevator & Transport, Inc. since January 2002. Mr. Chizek has significant business experience where he expanded Chizek Transport, Inc. from a local business that hauled agricultural products from the fields of Wisconsin to a 48-state carrier, which gives him both local and national business operating experience.

David A. Coggins. Mr. Coggins has been executive vice president of agricultural banking of the Bank since August 2009. Mr. Coggins has over 39 years of financial and banking experience with 34 years of prior progressive experience in lending, supervision and executive management in both agricultural and commercial lending institutions. Mr. Coggins holds a Bachelor’s degree in Animal Science from the University of Wisconsin-River Falls.

Lynn D. Davis, Ph.D. Dr. Davis has served on our board of directors since April 2014, and his current term will expire in 2017. Dr. Davis primarily works as a consulting dairy nutritionist for Nutrition Professionals, Inc. where he was a founding partner in 1983 and currently serves as president. Additionally, he is co-founder, shareholder and board member for Breeze Dairy Group, LLC, which owns two large dairy farms, Quality Roasting, Inc., a soybean processing facility and The Heifer Authority, LLC, a dairy heifer development lot. Dr. Davis understands the dairy industry by virtue of his experience as a consultant to dairy farms, as well as an owner of dairy farms. Dr. Davis has a B.S. in Animal Science from the University of Wisconsin—River Falls and an M.S. and Ph.D. in Nutritional Physiology from Iowa State University.

Thomas D. Detienne. Mr. Detienne has been the executive vice president of business banking of the Bank since joining the Bank in May 2001. Mr. Detienne has over 26 years of banking experience, more than 25 years of which have been on the commercial side of banking. Mr. Detienne holds a B.A. in Economics from Lawrence University in Appleton, Wisconsin and an Executive MBA from the Sheldon B. Lubar School of Business at University of Wisconsin—Milwaukee.

Edson P. Foster. Mr. Foster has served on our board of directors since April 2000, and his current term will expire in 2016. Mr. Foster has been president and chief executive officer of Foster Needle Co., Inc., a manufacturing company, since July 1977. Mr. Foster has significant national and international business experience that enables him to provide important insights in the areas of management and corporate governance. Mr. Foster holds an M.S. degree in accounting from Carroll University.

Craig P. Mayo. Mr. Mayo has been with Investors Community Bank since October 2011 and Chief Credit Officer of the Bank since July 2014. He is a seasoned banking professional with 30 years of experience in credit and sales, with a strong credit background with formal credit training. Prior to his experience at the Bank, he was Vice President and Special Loans Officer at Citizens Bank in Green Bay, Wisconsin from 2009 to 2011. Mr. Mayo holds a B.A. degree from Middlebury College.

Mark A. Miller. Mr. Miller has been the secretary of the Company since March 2014, vice president and chief risk officer since January 2014 and counsel of the Bank since 2011. Prior to joining the Company, Mr. Miller was president of Miller Advisors, LLC, a law firm advising company from 2010 to 2011. Mr. Miller was also the chief executive officer and a shareholder of Whyte Hirschboeck Dudek S.C., a full-service law firm in Milwaukee, Wisconsin from 2001 to 2009 and from 1994 to 2009, respectively. Mr. Miller was also President of Miller Implement Company, a farm equipment dealership, from 1992 to 2008. Mr. Miller holds an A.B. degree in History from the University of Chicago and a juris doctorate degree from Marquette University Law School.

Wayne D. Mueller. Mr. Mueller is one of our founders and has served as special operations officer of the Company since April 2014. Mr. Mueller has previously served as senior lender and executive vice president of agricultural lending as well as a lender of the Bank since 1997. Mr. Mueller has also served on our board of directors since May 1996, and his current term will expire in 2015. Mr. Mueller also served as a member and chair of the Wisconsin Agricultural Bankers Section, a group organized by the Wisconsin Bankers Association. Mr. Mueller has operating, management and leadership experience in the Company and in the banking industry more generally. Mr. Mueller holds a degree in marketing from Moraine Park Technical College.

Andrew J. Steimle. Mr. Steimle has served on our board of directors since April 2008, and his current term will expire in 2017. He is a business and real estate attorney practicing in Wisconsin and is a founding partner of Steimle Birschbach LLC, which was founded in June 2009 and is a boutique law firm concentrating in business, real estate and estate planning. Mr. Steimle chairs the firm’s business and real estate practice groups. Mr. Steimle represents closely held businesses throughout Wisconsin, which gives him insight and familiarity with issues that are important to our individual customers. Mr. Steimle holds a B.B.A degree in finance from the University of Wisconsin—Milwaukee and a juris doctorate degree from Marquette University Law School.

Kenneth R. Zacharias, CPA. Mr. Zacharias has served on our board of directors since April 2008, and his current term will expire in 2017. He has been a shareholder at Schenck S.C., which is a certified public accounting firm, since 1999. Mr. Zacharias has a broad background in the income tax and general business consulting areas and a focus in the commercial real estate sector. Mr. Zacharias holds a B.A. degree in accounting from St. Norbert College.

Gary J. Ziegelbauer. Mr. Ziegelbauer has served on our board of directors since May 1996, and his current term will expire in 2015. Mr. Ziegelbauer has been the president of Triangle Distributing Co., a Wisconsin beer distributor, since June 1972. Mr. Ziegelbauer has significant business experience, as well as longstanding business and personal relationships throughout Wisconsin. Mr. Ziegelbauer attended the University of Wisconsin—Whitewater and the University of Wisconsin—Green Bay.

Composition of our Board of Directors

Our amended and restated bylaws provides that the size of our board of directors will be determined from time to time by a majority of the then authorized number of directors, but in no case may be less than one director. The board of directors, which is divided into three classes, currently consists of ten directors, six of whom qualify as independent directors under the rules and regulations of the SEC and the NASDAQ Listing Rules. Independence information relating to certain committees of the board of directors is provided below.

Independence of our Board of Directors and Board Committees

Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC and the transactions referenced under the section of this prospectus titled “Certain Relationships and Related Party Transactions.” Applying these standards, our board of directors determined that none of the directors who will serve immediately following the completion of this offering, other than Messrs. Schneider, Censky, Binversie and Mueller, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of those directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Messrs. Schneider, Censky, Binversie and Mueller are not considered independent because they are, or within the prior three years have been, officers of the Company and the Bank. Subject to certain permitted phase-in exceptions described below, our board of directors also determined that each director who will serve as a member of the audit, compensation, and nominating and corporate governance committees following completion of this offering satisfies the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable.

Board Leadership Structure and the Role of the Board in Risk Oversight

Board Leadership Structure. The board has not adopted a formal policy regarding the separation of the roles of chairman of the board and president because the board believes that it is in our best interests to make that determination from time to time based on the position and direction of our organization and the composition of our board. Our amended and restated bylaws state that the Company’s president is also the Company’s chief executive officer. As of the date of this prospectus, the positions of the chairman of the board and the president are separated; however, Mr. Censky is an executive chairman. We believe this is appropriate because the board includes a number of seasoned independent directors. In concluding that having Mr. Censky serve as executive chairman of the board and Mr. Schneider serve as president represents the appropriate structure for us at this time, our board considered the benefits of having the executive chairman serve as a bridge between management and our board, ensuring that both groups act with a common purpose. Our board also considered Mr. Censky’s knowledge regarding our operations and the industry in which we compete and his ability to promote communication, to synchronize activities between our board and our senior management and to provide consistent leadership to both the board and the Company in coordinating our strategic objectives.

Although our amended and restated bylaws do not require the Company to separate the chairman of the board and president positions, our board of directors believes it is appropriate for these roles to be separate. Our board also recognizes that depending on the circumstances, other leadership models, such as combining the roles of chairman and president, may be appropriate. Accordingly, our board may periodically review its leadership structure.

Role of the Board in Risk Oversight. The board of directors is actively involved in oversight of risks that could affect us including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. This oversight is conducted in part through committees of the board of directors, but the full board of directors has retained responsibility for general oversight of risks. The board of directors satisfies this responsibility through full reports by each committee regarding its considerations and actions, regular reports directly from officers responsible for oversight of particular risks within the Company as well as through internal and external audits. Risks relating to the direct operations of the Bank are further overseen by the board of directors of the Bank, who are the same individuals who serve on the board of directors of the Company. Further, the board of directors oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations and risks acceptable to the organization, including our ERM procedures. For more information about our ERM procedures, see the section of this prospectus entitled “Business—Our Strategy—Proactive and Disciplined Risk Management.”

Committees of the Board

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve, and will serve, on committees until their resignation or until otherwise determined by our board. Each of these committees has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on the investor relations section of our website upon completion of this offering.

Audit Committee. Our audit committee is comprised of Messrs. Foster, Steimle and Zacharias. Mr. Foster satisfies the heightened audit committee independence requirements under the NASDAQ Listing Rules and Rule 10A-3 of the Exchange Act. Messrs. Steimle and Zacharias are not likely to be deemed independent in connection with their service on the audit committee under Rule 10A-3 because they received indirect compensation from the Company. We are permitted to phase-in our compliance with the independent audit committee member requirements set forth in the NASDAQ Listing Rules and relevant SEC rules as follows: (i) one independent member at the time of listing; (ii) a majority of independent members within 90 days of listing; and (iii) all independent members within one year of listing. Accordingly, we expect that the audit committee will, subject to the phase-in provisions, comply with the applicable independence requirements. We have determined that the fact that our audit committee is not entirely made of independent directors does not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of the SEC and NASDAQ.

Mr. Zacharias is the chairman of our audit committee. Mr. Zacharias is our audit committee financial expert, as that term is defined under SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses the requisite financial sophistication, as defined under the applicable rules and regulations of NASDAQ. The audit committee operates under a written charter. Under its charter, our audit committee will be responsible for, among other things:

•	overseeing accounting and financial reporting process;

•	selecting, retaining and replacing independent auditors and evaluating their qualifications, independence and performance;

•	reviewing and approving scope of the annual audit and audit fees;

•	monitoring rotation of partners of independent auditors on engagement team as required by law;

•	discussing with management and independent auditors the results of annual audit and review of quarterly financial statements;

•	reviewing adequacy and effectiveness of internal control policies and procedures;

•	approving retention of independent auditors to perform any proposed permissible non-audit services;

•	overseeing internal audit functions and annually reviewing audit committee charter and committee performance;

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing and evaluating the performance of the audit committee, including compliance with its charter.

Compensation Committee. The members of the compensation committee are Messrs. Foster, Chizek and Steimle and Davis. Mr. Foster serves as chair of the compensation committee. Each member of the compensation committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an outside director as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and each will be an independent director as defined by the NASDAQ Listing Rules.

Under its charter, our compensation committee will be responsible for, among other things:

•	retaining or obtaining the advice of a compensation consultant, legal counsel or other adviser, including ones that are not independent;

•	determining cash compensation and cash compensation plans, including incentive compensation, amounts and terms of stock option or other equity awards, and terms of any agreements concerning employment, compensation or employment termination matters;

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers and evaluating their performance in light of those goals and objectives;

•	monitoring the application of retirement and other fringe benefit plans for the Chief Executive Officer, President and other executive officers, periodically reviewing succession plans for the Chief Executive Officer, President and other executive officers and acting on behalf of the board of directors with respect to welfare plans and employee retirement;

•	administering the issuance of stock options and other awards under our 2012 Equity Incentive Compensation Plan and any other equity incentive plans;

•	reviewing succession plans for our key executive officers;

•	establishing, administering and certifying attainment of performance goals in order to comply with Section 162(m) of the Code as the committee deems appropriate;

•	reviewing and recommending disclosures and providing reports for our annual proxy statement;

•	periodically reporting to the board of directors regarding the committee’s activities; and

•	reviewing and evaluating the performance of the compensation committee, including compliance with its charter.

To avoid violations of Section 162(m) requirements in the event that one or more of the members of the compensation committee are not outside directors, as defined under the Code, we may create a compensation subcommittee, which will be responsible for approving performance-based compensation, if any, as permitted by the committee’s charter.

Nominating and Corporate Governance Committee. Our nominating and governance committee is comprised of Messrs. Steimle and Ziegelbauer. Mr. Ziegelbauer is the chair of the committee. Under the nominating and corporate governance committee charter, the nominating and governance committee will be responsible for, among other things:

•	periodically reviewing our board candidate nomination guidelines and recommending amendments to such guidelines as it deems appropriate;

•	identifying new candidates for directorships and reviewing the qualifications of candidates;

•	making recommendations to our board of directors regarding candidates for directorships;

•	periodically reviewing the compensation arrangements in effect for the non-management members of the board of directors;

•	coordinating the board self-evaluation process;

•	overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters;

•	developing and reviewing director succession plans; and

•	reviewing and evaluating the performance of the nominating and governance committee, including compliance with its charter.

Our board of directors has determined that each member of our nominating and governance committee is independent within the meaning of the independent director guidelines of the NASDAQ Listing Rules.

Other Committees. The Bank’s board of directors has also created a loan committee, which is comprised of the entire board of directors of the Bank. This committee concentrates its efforts on loan review and underwriting procedures. Each committee is permanently standing, active, and meets with management on a regular basis.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We adopted a code of business conduct and ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon completion of this offering, we will post the code of business conduct and ethics on the investor relations section of our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website or in filings under the Exchange Act.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

This section provides compensation information about the following individuals:

•	William C. Censky, our chairman and executive chairman of the Bank

•	Timothy J. Schneider, our president, chief executive officer of the Bank and board member

•	Mark R. Binversie, the president of the Bank and board member

•	Gary A. Abramowicz, our chief financial officer and treasurer and executive vice president and chief financial officer of the Bank

In the discussion below, we referred to this group of executives as the “named executive officers.” This group includes the executive officers for whom disclosure is required under the applicable rules of the SEC. The remainder of this section provides a general summary of our compensation policies and practices and discusses the aggregate compensation we paid to our named executive officers in 2013. Unless otherwise specifically noted, the Bank actually paid all of the compensation of our named executive officers. As noted above, our named executive officers are also officers of the Bank and devote a substantial majority of their business time to the operations of the Bank. Accordingly, each executive’s compensation is paid largely to compensate him for rendering services to the Bank.

Executive Compensation

Summary Compensation Table. The following table sets forth information regarding compensation awarded to or earned by our named executive officers for service during the last completed fiscal year:

Name and Principal Positions	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
William C. Censky Chairman of the Board	2013	292,000	—	—	—	92,299	21,686	405,985

Timothy J. Schneider Chief Executive Officer	2013	251,200	—	—	—	56,496	20,982	328,672

Mark R. Binversie President	2013	196,808	—	—	—	69,365	21,092	287,265

Gary R. Abramowicz Chief Financial Officer and Executive Vice President	2013	169,745	—	23,484	70,452	22,923	12,522	299,126

(1)	The amounts in this column represent the grant date fair values of awards as computed in accordance with FASB ASC Topic 718 for the applicable fiscal year, disregarding the estimate of forfeitures for service-based vesting conditions. The assumptions used to determine these values are described in Note 16—Equity Incentive Plan to our Consolidated Financial Statements.
(2)

Amount reflects a 75% payout of the 2013 annual incentive and a 15% payout of the 2012 annual incentive which was deferred under our Annual Incentive Compensation Plan and subject to performance requirements in 2013. The amounts relating to the 2013 annual incentive and the 2012 annual incentive, respectively, for each executive are as follows: Censky-$45,139 and $47,160; Schneider-$19,416 and $37,080; Binversie-$25,353 and $44,012; and Abramowicz-$13,529 and $9,394. Under our Annual Incentive Compensation Plan, starting with the 2012 annual incentive, 25% of an executive’s annual incentive award earned during any year is mandatorily deferred, with up to 15% of the award being paid out after the first year and the remaining amount paid out after the second year. The deferred payments are subject to both service and performance requirements.
(3)	Amounts reflect 401(k) discretionary contributions, personal benefits and, as applicable, director fees, as set forth in the table below. The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms, and operation.

Name and Principal Positions	401(k) Discretionary Contributions ($)	Directors Fees ($)	Life Insurance ($)	Perquisites ($)	Total ($)
William C. Censky Chairman of the Board	16,575	4,200	911	—	21,686
Timothy J. Schneider Chief Executive Officer	16,575	4,200	207	—	20,982
Mark R. Binversie President	16,575	4,200	317	—	21,092
Gary R. Abramowicz Chief Financial Officer and Executive Vice President	12,006	—	516	—	12,522

Outstanding Equity Awards at Fiscal Year End 2013 Table. The following table sets forth information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2013:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested(8) ($)
William C. Censky	10,000			$6.90	12/31/2014
	10,000			8.40	12/31/2015
	12,660			10.08	12/31/2016
	13,860			11.63	12/31/2017
		5,800	(1)	12.00	12/31/2018
		9,120	(2)	12.00	12/31/2020
						1,530	(9)
						2,280	(10)

Timothy J. Schneider	10,000			$8.40	12/31/2015
	13,100			10.08	12/31/2016
	13,900			11.63	12/31/2017
		6,080	(3)	12.00	12/31/2018
		8,560	(4)	12.00	12/31/2020
						1,600	(11)
						2,140	(12)

Mark R. Binversie	13,630			$10.08	12/31/2016
	13,700			11.63	12/31/2017
		8,340	(5)	12.00	12/31/2018
		9,120	(6)	12.00	12/31/2020
						2,190	(13)
						2,280	(14)

Gary R. Abramowicz(4)	10,000			$12.08	05/15/2018
		21,640	(7)	13.02	01/30/2023
						1,800	(15)

(1)	Options vested on December 31, 2013.
(2)	Options vest December 31, 2015.
(3)	Options vested on December 31, 2013.
(4)	Options vest December 31, 2015.
(5)	Options vested on December 31, 2013.
(6)	Options vest December 31, 2015.
(7)	33% vest January 30, 2014, 33% vest January 30, 2015, and the remaining options vest January 30, 2016.
(8)	The market price for our stock is based on the assumed initial offering price of $ per share, which represents the mid-point price range set forth on the cover of this prospectus.
(9)	Restricted stock vested on December 31, 2013.
(10)	Restricted stock schedule vest on December 31, 2015.
(11)	Restricted stock vested on December 31, 2013.
(12)	Restricted stock scheduled to vest on December 31, 2015.
(13)	Restricted stock vested on December 31, 2013.
(14)	Restricted stock scheduled to vest on December 31, 2015.
(15)	Restricted stock scheduled to vest on February 1, 2018.

Employment Agreements

The Bank has executed amended and restated employment agreements with each of our named executive officers, each effective as of November 5, 2014. Each agreement automatically renews for successive terms of one year, unless the Bank or the named executive officer provides 60 days’ written notice. Each named executive officer receives an annual base salary, as described in the table below. Each named executive officer is also eligible for equity awards, and will participate in certain employee fringe benefits comparable to those that other senior executives of the Bank are generally entitled.

If a named executive officer’s employment is terminated for cause, or due to death or disability, he will be entitled to receive all benefits and salary accrued through the date of termination. If a named executive officer’s employment is terminated by us without “cause” (as defined in the agreement), he will be entitled to receive accrued salary and benefits through the date of termination, plus a lump sum severance payment equal to his respective regular severance multiple, as described in the table below, times the sum of (i) the annual base salary in effect immediately prior to termination, and (ii) the historic bonus. For purposes of this description, the “historic bonus” is equal to the average annual incentive bonus earned by the named executive officer during the three most recent fiscal years.

If at any time during the term a named executive officer’s employment is terminated by us other than for cause within six months before or within two years after a “change in control,” he will be entitled to receive accrued salary and benefits through the date of termination, plus a lump sum severance payment equal to his change in control severance multiple, as described in the table below, times the sum of (i) the annual base salary in effect immediately prior to termination, and (ii) the historic bonus. The term “change in control” means: (i) certain acquisitions of beneficial ownership of 25% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitle to vote generally in the election of directors; (ii) the members of the incumbent board cease for any reason to constitute at least a majority of the new board members; (iii) the consummation of certain mergers or consolidations to which the Company or the Bank is a party; (iv) the liquidation of dissolution of the Company or the Bank; and (v) a change in ownership of a substantial portion of the Company’s or the Bank’s assets.

A named executive officer may terminate his employment by giving us written notice of termination for “good reason” (as defined in the agreement). If the Bank were to materially breach any provision of the employment agreement and fail to timely cure such breach, the named executive officer would be entitled to terminate his employment for good reason and receive accrued salary and benefits through the date of termination, plus a lump sum severance payment equal to the regular severance multiple, as described in the table below, times the sum of (i) the annual base salary in effect immediately prior to termination, and (ii) the historic bonus. Within 90 days of termination for good reason within six months prior to or within two years following a change in control, the named executive officer is entitled to receive accrued salary and benefits through the date of termination, plus a lump sum severance payment equal to the change in control severance multiple times the sum of (i) the annual base salary in effect immediately prior to termination, and (ii) the historic bonus.

In the event the named executive officer terminates his employment with the Bank for reasons other than good reason or for no reason, he must give written notice of his termination, specifying a termination date not less than 60 calendar days after giving the notice. However, the Bank has the right to terminate the named executive before the specified termination date. Upon termination for no good reason or for no reason, the named executive will be entitled to receive accrued salary and benefits through the date of termination, plus, if terminated prior to the end of the notice period, the portion of the base salary that would otherwise have been earned by the named executive through the end of the notice period.

Each named executive officer has also agreed to certain non-disclosure and non-competition restrictions for our benefit, as described in the following table.

Name	Annual Base Salary	Regular Severance Multiple	Change in Control Severance Multiple	Non-Compete Restricted Period after Termination
Timothy J. Schneider	$292,000	2	3	2 years
William C. Censky	$250,000	2	3	2 years
Mark R. Binversie	$200,000	2	3	2 years
Gary R. Abramowicz	$174,825	1	2	1 year

Retirement Benefits

401(k) Plan. The Bank currently sponsors the Investors Community Bank 401(k) Plan, or the 401(k) Plan. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to the 401(k) Plan and income earned on such contributions are not taxable to participants until withdrawn or distributed from the 401(k) Plan. With certain exceptions, all employees who have attained age 21 are eligible to make elective deferrals to the 401(k) Plan as of the beginning of the calendar quarter following 6 months of service and are eligible to receive matching contributions and/or profit-sharing contributions after their completion of 1000 hours of service during the plan year and be employed on the last day of the plan year.

A participant may contribute up to 100% of his or her compensation to the 401(k) Plan on a pre-tax and after-tax basis, subject to the contribution limits imposed by the Code. For 2014, the elective deferral contribution limit is $17,500; provided, however, that a participant over age 50 may contribute, on a pre-tax basis, an additional $5,500 to the 401(k) Plan. In addition to pre-tax and after-tax elective deferral contributions, the 401(k) Plan provides that the Bank may make discretionary matching contributions and/or profit-sharing contributions to each participant’s account. A participant is always 100% vested in his or her elective deferral contributions. However, participants will vest in their employer matching contributions and/or profit-sharing contributions, if any, at a rate of 20% per year, beginning after the completion of their second year of service, such that the participants will be 100% vested upon completion of six years of service. The 401(k) Plan permits a participant to direct the investment of his or her own account into various investment options.

Investors Community Bank Salary Continuation Agreements. Each of our named executive officers is party to a Salary Continuation Agreement with the Bank. The Salary Continuation Agreements generally provide for an annual benefit, payable to the officers for 15 years following the officer’s separation from service with the Bank. The annual benefit for each of the officers is generally $60,000. The annual benefit assumes the officer does not separate from service with the Bank until after he has reached age 65 (for Mr. Abramowicz, age 66). With the exception of the Salary Continuation Agreement with Mr. Abramowicz, in the event any of the officers separates from service with the Bank at an earlier date for any reason other than for cause, he will be entitled to a reduced annual benefit based on the amount the Bank has accrued towards the Salary Continuation Agreement benefit at the time of such early termination.

The Salary Continuation Agreement with Mr. Abramowicz does not provide for any early retirement benefit unless he separates from service after reaching age 62. However, Mr. Abramowicz is entitled to a reduced annual benefit in the event he separates from service prior to age 62 in connection with a “change in control” (as defined in his agreement) or due to disability. The reduced annual benefit in the case of any of the applicable early terminations prior to his reaching age 66 is based on the amount the Bank has accrued towards the Salary Continuation Agreement benefit at the time of such an early termination. In the event of Mr. Abramowicz’s death while employed, his beneficiaries would be entitled to the full annual benefit of $60,000 for 15 years.

Investors Community Bank Management Employees’ Elective Deferred Compensation Plan. The Bank offers its named executive officers, along with other eligible management employees, the ability to defer their compensation under a nonqualified deferred compensation plan named the Investors Community Bank Management Employees’ Elective Deferred Compensation Plan (the “Deferred Compensation Plan”). Under the Deferred Compensation Plan, a participant may elect to defer a portion of or all of their base salary and a portion of or their entire annual incentive bonus. There is no limitation on the amount participants may choose to defer.

The participant’s deferrals receive an annual return based on the prime rate minus 2.25%, unless the participant elects to direct his or her deferrals into an alternative investment vehicle. As of the date of this prospectus, the only alternative investment vehicle is a variable annuity offered through Minnesota Mutual Life. Amounts deferred under the Deferred Compensation Plan are payable to the participant in a lump following the participant’s separation from service.

Equity and Equity-Based Incentive Plans

County Bancorp, Inc. 2012 Equity Incentive Compensation Plan

General. On March 20, 2012, the Company’s board of directors and shareholders adopted the County Bancorp, Inc. 2012 Equity Incentive Compensation Plan, or the 2012 Plan, which was subsequently approved by the Company’s shareholders on April 24, 2012. The Company’s board of directors approved the amendment and restatement of the 2012 Plan on October 7, 2014. The purpose of the 2012 Plan is to promote the success and enhance the value of the Company by linking the personal interests of key employees to those of the Company’s shareholders, and by providing key employees with an incentive for outstanding performance. The 2012 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of key employees upon whose judgment, interest, and special effort the successful conduct of its operations is largely dependent. To this end, the 2012 Plan provides for the grant of incentive stock options (or, ISOs), nonqualified stock options (or, NSOs), stock appreciation rights (or, SARs) and restricted stock (collectively, the Awards).

A summary of the material terms of the 2012 Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the 2012 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration. The 2012 Plan is administered by the compensation committee of the Company’s board of directors, or the Administrator, and the Administrator determines all terms of awards under the 2012 Plan. The Administrator interprets the terms and the intent of the 2012 Plan. If at any time we do not have a compensation committee, the Company’s board of directors will act as Administrator for the 2012 Plan.

The Administrator determines eligibility for receiving Awards under the 2012 Plan and may adopt rules, regulations, and guidelines for administering the 2012 Plan as it deems necessary and proper. Its authority includes, but is not limited to, selecting Award recipients, establishing the terms and conditions of each Award and adopting modifications and amendments or subplans to the 2012 Plan or any related Award agreement. The Administrator may delegate, to the fullest extent as permitted under applicable law, to the chief executive officer of the Company any or all authority of the Administrator with respect to the grant of Awards to participants, other than participants who, at the time any such delegated authority is exercised, are executive officers of the Company. To the extent the Administrator determines it desirable to qualify Awards as “performance-based compensation” within the meaning of Section 162(m) of the Code, the 2012 Plan will be administered by a committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

Eligibility and Participation. All employees, directors and independent contractors of the Company, the Bank, and their affiliates (hereinafter the “participants”) are eligible to receive Awards under the 2012 Plan. The Administrator may select from all eligible participants, those to whom Awards will be granted and will determine the nature and amount of each Award.

Shares Available for Awards. We have reserved 600,000 shares of common stock for issuance pursuant to the 2012 Plan. The maximum number of shares of common stock subject to ISOs and/or NSOs (together, Options) that may be granted under the 2012 Plan to any participant in any single calendar year is equal to 10% shares authorized under the 2012 Plan. The maximum number of shares of restricted stock that may be issued is equal to 50% shares authorized under the 2012 Plan.

Any shares related to Awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Administrator’s permission for Awards not involving shares, will be available for grant under the 2012 Plan. Moreover, if the price for Options or the tax withholding requirements with respect to any Award are satisfied by tendering shares to the Company, or if a SAR is exercised, only the number of shares issued, net of the shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of shares available for delivery under the 2012 Plan. The maximum number of shares available for issuance will not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares or credited as additional restricted stock. Shares available for issuance under the 2012 Plan may be authorized and unissued shares, or treasury shares.

Adjustments in Authorized Shares. In the event of any corporate event or transaction (including but not limited to, a change in the Company’s common stock or the capitalization of the Company), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of common stock or property of the Company, combination of securities, exchange of securities, dividend in kind or other like change in capital structure or distribution to the Company’s shareholders, or any similar corporate event or transactions, the Administrator will substitute or adjust in an equitable manner, as applicable, the number and kind of shares that may be issued under the 2012 Plan, the number and kind of shares subject to outstanding Awards, the option price or grant price applicable to outstanding Awards, and other value determinations applicable to outstanding Awards. The Administrator may also make appropriate adjustments to the terms of any Awards to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis, including modifications of performance goals and changes in the length of performance periods. Subject to the change in control provisions described below and any applicable law or regulatory requirement, without affecting the number of shares reserved or available under the 2012 Plan, the Administrator may authorize the issuance, assumption, substitution, conversion of termination of Awards under the 2012 Plan in connection with a merger, consolidation, acquisition of property or shares, or reorganization, upon such terms and conditions as it deems appropriate. The Administrator may amend or supplement the 2012 Plan as it deems appropriate to provide for such issuance, assumption, substitution conversion or termination, all without further action by the Company’s shareholders.

Vesting. Generally, Awards will vest at such times and in such amounts as determined by the Administrator in its sole discretion and as set forth in the vesting scheduled included in, or with the agreement related to, such

Award, which vesting schedule may provide that all or some part of the applicable Award vests immediately upon grant, or on specified dates over a period of time, or upon attainment of performance goals specified in the agreement. If no such vesting schedule is in the agreement, then Awards will vest 20% on each of the first through fifth anniversaries of the date of grant.

Unless otherwise specified in an agreement, a participant will be fully vested in any and all Awards upon the participant’s retirement (a voluntary termination after age 60 with five years of service). Upon the termination of employment due to death or disability of the participant: (i) any and all Options and SARs granted will become immediately exercisable, provided that the participant or his or her beneficiary will have until the earlier of 12 months following such termination date, or the expiration of the Option or SAR term, to exercise any such Option or SAR; and (ii) any period of restriction for restricted stock granted that has not previously vested will end, and such restricted stock will become fully vested. Each Award agreement will set forth the extent to which a participant may have the right to exercise any Option or SAR or the right to retain restricted stock.

Options. The 2012 Plan permits the grant of ISOs, which are designated as incentive stock options and are intended to meet the requirements under Section 422 of the Code, and NSOs, which do not qualify as incentive stock options under Section 422 of the Code. Options may be granted to participants in such number and upon such terms as may be determined by the Administrator. The Administrator may not grant ISOs to non-employee directors or independent contractors.

The option price of each Option will be determined by the Administrator and will be at least 100% of the Fair Market Value of a share of common stock on the date on which the Option is granted. “Fair Market Value” means the closing price on the NASDAQ Global Market or such other established stock exchange or national market system on which the shares are listed (or the closing bid, if no sales were reported), as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal; provided, however, that if a share is not susceptible of valuation by such method, the term “Fair Market Value” will mean the fair market value of a share as the Administrator may determine in conformity with pertinent law and regulations of the U.S. Treasury. If the Company grants ISOs to any 10% shareholder, the exercise price may not be less than 110% of the Fair Market Value of a share of our common stock on the date on which the Option is granted.

The term of an option will expire at such time as the Administrator determines at the time of grant but will not be exercisable later than the tenth anniversary of the grant date. If an Option intended to qualify as an ISO is granted to any 10% shareholder, the ISO will not be exercisable later than the fifth anniversary of the grant date. Options will be exercised at such times and be subject to such restrictions and conditions as the Administrator so approves.

Except as otherwise specified in an agreement or by the Administrator, no Options granted under the 2012 Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Options granted to a participant under the 2012 Plan will be exercisable during his or her lifetime only by such participant, unless an Award agreement, the Company’s board or the Administrator otherwise permits further transfer of NSOs.

Stock Appreciation Rights. SARs may be granted to participants as determined by the Administrator. The Administrator may grant freestanding SARs (meaning a SAR that is granted independently of any Option), tandem SARs (meaning a SAR granted in connection with a related Option, and the exercise of which will require forfeiture of the right to purchase a share under the related Option, or a SAR that is granted in tandem with an Option but the exercise of such Option does not cancel the SAR, but rather results in the exercise of the related SAR) or any combination thereof. The Committee has complete discretion in determining the number of SARs granted to each participant and in determining the terms and conditions pertaining to such SARs.

The Committee will determine the grant price for each SAR which will be at least 100% of the Fair Market Value of the shares on the grant date. The Administrator will determine the term of the SAR, but no SAR will be exercisable later than the tenth anniversary of the grant date. Freestanding SARS may be exercised upon the terms and conditions the Administrator imposes upon them in the Award agreement. Tandem SARS may be exercised for all or part of the shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an ISO: (i) the tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the tandem SAR may be for no more than 100% of the difference between the option price of the underlying ISO and the Fair Market Value of the shares subject to the underlying ISO at the time the tandem ISO is exercised; and (iii) the tandem SAR may be exercised only when the Fair Market Value of the shares subject to the ISO exceeds the option price of the ISO. All SARs granted to a participant will be exercisable during his or her lifetime only by such participant, unless otherwise provided in the SAR agreement, or by the Company’s board of the Administrator.

Restricted Stock. The 2012 Plan permits the grant of shares of restricted stock to participants in such amounts as the Administrator so determines. Shares of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable “period of restriction” established by the Administrator and specified in the Award agreement, or upon earlier satisfaction of any other conditions, as specified by the Administrator, in its sole discretion and as set forth in the applicable Award agreement. Period of restriction means the period when Awards are subject to forfeiture based on the passage of time, the achievement of performance goals, and/or upon the occurrence of other events as determined by the Administrator. All rights with respect to restricted stock granted to a participant will be available during his or her lifetime only to such participant. The Administrator may impose such other conditions and/or restrictions on any shares of restricted stock as it may deem advisable, including a requirement that participants pay a stipulated purchase price for each share of restricted stock, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, restrictions under applicable federal or state securities laws, or any holding requirements or sale restrictions placed on the shares by the Company upon vesting of such restricted stock.

To the extent permitted or required by law, as determined by the Administrator, participants holding restricted stock may be granted the right to exercise full voting rights with respect to those shares during the period of restriction. During the period of restriction, participants holding shares of restricted stock will be credited with dividends paid with respect to restricted stock while they are so held. The Administrator may provide in an Award agreement that the grant of restricted stock is conditioned upon the participant making or refraining from making an election under Section 83(b) of the Code.

Change in Control. For Awards granted prior to October 7, 2014, upon the occurrence of a change in control (as that term is defined under the 2012 Plan), unless otherwise specifically prohibited under applicable laws or by rules or regulations of any governing governmental agencies or national securities exchanges, or unless the Administrator will determine otherwise in an Award agreement: (i) any and all Options and SARs will become immediately exercisable, and with respect to NSO and SARs, if a participant’s employment is terminated for any other reason except for cause (as that term is defined under the 2012 Plan), within 12 months of such change in control, the participant will have until the earlier of (a) 12 months following such termination date, or (b) the expiration of the NSO or SAR term to exercise any such NSO or SAR; and (ii) any period of restriction for shares of restricted stock that have not been previously vested will end and restricted stock will become fully vested and transferable.

For Awards granted after October 7, 2014, unless otherwise provided in the Award agreement, upon the occurrence of: (a) a change in control, and (b) the participant’s involuntary termination of employment (other than due to cause, as that term is defined under the 2012 Plan) that occurs within the 12-month period following such change in control: (1) any and all Options and SARs will become immediately exercisable until the earlier of: (i) 12 months following such termination date, or (ii) the expiration of the Option of SAR term, to exercise any such Option or SAR; and (2) any period of restriction for shares of restricted stock that have not previously vested will end, and such restricted stock will become fully vested and transferrable.

Upon the occurrence of a change in control, the Administrator may, in its sole discretion, as to any such Award, either at the time the Award is made under the 2012 Plan or any time thereafter: (a) make such adjustment to any such Award then outstanding as the Administrator deems appropriate to reflect such change in control; and/or (b) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the acquiring or surviving entity after such change in control. Additionally, in the event of any change in control with respect to Options and SARs, the Administrator may, in its sole discretion, may: (a) cancel any outstanding unexercised Options or SARs (whether or not vested) that have a per-share Option price or grant price (as applicable) that is greater than the change in control price (as defined in the 2012 Plan); or (b) cancel any outstanding unexercised Options or SARs (whether or not vested) that have a per-share Option price or grant price (as applicable) that is less than or equal to the change in control price in exchange for cash payment of an amount equal to: (i) the difference between the change in control price and the Option price or grant price (as applicable), multiplied by (ii) the total number of shares underlying such Option or SAR that are vested and exercisable at the time of the change in control. The Administrator may include such further provisions and limitations in any Award agreement as it may deem desirable.

Amendment, Modification or Termination. The Company’s board may amend, modify suspend or terminate the 2012 Plan in whole or in part. No amendment will be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule. The Administrator may make adjustments to the terms and conditions of, and the criteria concluded in, Awards in recognition of any unusual or nonrecurring events affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Administrator determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the 2012 Plan.

Tax Withholding. The Company has the power and right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising or as a result of the 2012 Plan.

Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on restricted stock, or any other taxable event arising as a result of Awards granted under the 2012 Plan, the Company may require or participants may elect, subject to approval by the Administrator, to satisfy the withholding requirement by having the Company withhold shares having a Fair Market Value on the date the tax is determined equal to the tax that could be imposed on the transactions, provided that if required by the accounting rules and regulations to maintain favorable accounting treatment for Awards, the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.

Director Compensation

Director Fees. Beginning in the second quarter of 2014, all Company directors will receive $470 for any board meeting lasting longer than 30 minutes. For 2014, non-employee directors of the Bank will receive $1,250 for regular board meetings, $470 per committee meeting, with committee chairmen receiving $850 per committee meeting. Wayne D. Mueller, who is a part-time employee of the Bank and serves as our Special Projects Officer, will receive the same director compensation as non-employee directors. Employee or insider directors of the Bank will receive $350 per regular board meeting, but will receive no compensation for Bank committee meetings. With the exception of one director loan committee meeting and one Bank board meeting per year, directors will only be compensated for meetings they attend.

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2013, for their service on our board. Directors who are also our employees receive no additional compensation for their service as directors, except as described above, and are included in the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Carmen Chizek	30,906	—	—	—	—	—		30,906
Lynn D. Davis	—	—	—	—	—	—		—
Edson Foster, Jr.	32,225	—	—	—	—	—		32,225
Wayne Mueller(1)	4,200	—	—	—	—	18,111	(2)	22,311
Andrew Steimle	32,800	—	—	—	—	—		32,800
Kenneth Zacharias	32,330	—	—	—	—	—		32,330
Gary Ziegelbauer	22,020	—	—	—	—	—		22,020

(1)	Mr. Mueller served as a Senior Vice President of the Bank until his retirement as of May 1, 2014, but continues to serve as a director of both the Company and the Bank. Since his retirement, Mr. Mueller has been employed on a part-time basis to assist with special assignments as the Special Projects Officer of the Bank, and is paid a retainer of $2,500 per month in such capacity.
(2)	Amount reflects 401(k) discretionary contributions and personal benefits. Mr. Mueller participates in certain group life, health, disability insurance and medical reimbursement not disclosed in this table, that are generally available to salaried employees and do not discriminate in scope, terms and operation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2012, to which we have been a party or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers or directors, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements, which are described under “Executive and Director Compensation—Employment Agreements” and “Executive and Director Compensation—Directors’ Compensation.”

Loans and Extensions of Credit. The Sarbanes-Oxley Act generally prohibits loans to executive officers and directors of public companies. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by a bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the bank and must not involve more than the normal risk of repayment or present other unfavorable features. The aggregate amount of our loans to our directors, executive officers and their related entities was $1.1 million and $1.5 million and $3.9 million at September 30, 2014, December 31, 2013 and December 31, 2012, respectively. These loans were originated in compliance with applicable federal regulations and, as of September 30, 2014, were performing according to their original terms.

Other Transactions. Christopher Schneider, the brother of Timothy J. Schneider, received compensation of approximately $134,000 and $123,000 in 2012 and 2013, respectively, in his capacity as an agricultural banking officer of the Bank. Since the beginning of our last fiscal year, there have been no other transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers or directors had or will have a direct or indirect material interest.

PRINCIPAL AND SELLING SHAREHOLDERS

Common Stock and Series B Preferred Stock

The following table sets forth certain information with respect to the beneficial ownership of our common stock and our Series B Preferred Stock as of November 30, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering for:

•	each shareholder known by us to be the beneficial owner of more than 5% of our capital stock;

•	each of the selling shareholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that persons and entities named in the table below have sole voting and investment power with respect to all the capital stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 4,463,790 shares of capital stock outstanding as of November 30, 2014. In computing the number of shares of common stock beneficially owned by a person and the ownership percentage of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or releasable within 60 days of November 30, 2014. We did not deem these shares outstanding, however, for purposes of computing the percentage ownership of any other person. The address of each beneficial owner in the table is: c/o County Bancorp, Inc., 860 North Rapids Road, Manitowoc, Wisconsin 54221.

	Beneficial Ownership of Common Stock Prior to the Completion of this Offering(1)(3)		Number of Shares of Common Stock to be Sold in this Offering	Ownership of Shares of Series B Preferred Stock(3)	Beneficial Ownership After the Completion of this Offering(1)(3)
	Number(2)	Percentage			Number	Percentage
William C. Censky	434,380	9.62%	[—]	—			%
Timothy J. Schneider	163,820	3.63	—	—
Mark R. Binversie	402,790	8.95	[—]	—
Gary A. Abramowicz	31,220	*	—	—
Carmen L. Chizek	124,700	2.79	—	8,000
Lynn D. Davis	15,620	*	—
Edson P. Foster	33,500	*	—
Wayne D. Mueller	162,940	3.65	—	—
Andrew J. Steimle	17,500	*	—	—
Kenneth R. Zacharias	12,000	*	—	—
Gary Ziegelbauer	416,300	9.33	—
All Executive Officers and Directors as a Group (15)	2,003,200	42.79%	—	—

*	Represents beneficial ownership of less than 1.00% of the outstanding shares of common stock.
(1)	For all listed persons, the number includes shares held by, jointly with, or in trust for the benefit of, the person’s spouse and dependent children. Shares are reported in such cases on the presumption that the individual may share voting and/or investment power because of the family relationship.
(2)	Amounts include the following numbers of shares pledged as security for personal loans with one or more third-party lenders: for Mr. Censky—121,830; for Mr. Schneider—101,500; for Mr. Binversie—110,630; for Mr. Zacharias—12,000; and for all other executive officers—25,000.

(3)	The U.S. Treasury does not beneficially own any of our shares of common stock or Series B Preferred Stock and beneficially owns 100% of our issued and outstanding SBLF Preferred Stock.

SBLF Preferred Stock

The table below sets forth information concerning the resale of the SBLF Preferred Stock by the U.S. Treasury. We will not receive any proceeds from the sale of any shares of SBLF Preferred Stock sold by the U.S. Treasury. Our operations are regulated by various U.S. governmental authorities, including in certain respects by the U.S. Treasury. Other than through its role as a regulator and the acquisition of the SBLF Preferred Stock, U.S. Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. The U.S. Treasury acquired the SBLF Preferred Stock because the SBLF Program encourages banks to increase lending to small businesses by offering low cost capital to qualified issuers.

The table below sets forth information with respect to the number of shares of SBLF Preferred Stock beneficially owned by the U.S. Treasury as of November 30, 2014, the number of the shares of SBLF Preferred Stock that may be offered by the U.S. Treasury, and the number of shares of SBLF Preferred Stock owned by the U.S. Treasury after such sale, assuming all of the shares of SBLF Preferred Stock offered by the U.S. Treasury are sold. The U.S. Treasury is not offering any shares of SBLF Preferred Stock in connection with the offering of our common stock. The percentages below are calculated based on 15,000 shares of SBLF Preferred Stock issued and outstanding as of November 30, 2014. The address of the U.S. Treasury is 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20220.

	Beneficial Ownership of SBLF Preferred Stock Prior to the Completion of this Offering			Beneficial Ownership of SBLF Preferred Stock After the Completion of this Offering
	Number	Percentage	Number of Shares of SBLF Preferred Stock to be Sold in this Offering	Number	Percentage
United States Department of Treasury	15,000	100.0%	15,000	0	0.0%

SUPERVISION AND REGULATION

General

Financial institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory authorities, including the WDFI Banking Division, the Federal Reserve, and the FDIC. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB and securities laws administered by the SEC and state securities authorities have an impact on our business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to our operations and results, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

The comprehensive system of bank supervision, regulation and enforcement referred to above is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than shareholders. The federal and state banking laws, and the regulations of the bank regulatory authorities issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends. In addition, we are subject to regular examination by our regulatory authorities, which results in examination reports and ratings (which are not publicly available) that can impact the conduct and growth of business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a description of the material elements of the supervisory and regulatory framework applicable to us and our subsidiaries. Applicable law, regulations or regulatory policies are subject to change, and any such changes may have a material effect on our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act. The Dodd-Frank Act has had and will have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased risk-based and leverage capital and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve, the Office of the Comptroller of the Currency, and the FDIC.

The following items provide a brief description of certain provisions of the Dodd-Frank Act that are or are likely to apply to us and our business:

Payment of Interest on Demand Deposits Permitted. The Dodd-Frank Act repealed the prohibition on banks and other financial institutions from paying interest on demand deposits.

Consumer Financial Protection Bureau. The Dodd-Frank Act created the Consumer Financial Protection Bureau, or the Bureau, within the Federal Reserve system. The Bureau is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For depository institutions with assets of $10 billion or more, the Bureau has exclusive rule making and examination authority with respect to the federal consumer financial laws, and primary enforcement authority with respect to such laws. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the Bureau. This new federal and state regulatory framework may result in significant new regulatory requirements applicable to us in respect of consumer financial products and services, with potentially significant increases in compliance costs and litigation risks.

Mortgage Loan Origination and Risk Retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to require steps to verify a borrower’s ability to repay. In January 2013, the Bureau adopted rules, effective January 2014, requiring creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain a 5% economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues.

Interstate Branching. The Dodd-Frank Act, subject to a state’s restrictions on intra-state branching, permits interstate branching. Therefore, a bank may enter a new state by acquiring a branch of an existing institution or by establishing a new branch office. As a result, there will be no need for the entering bank to acquire or merge with an existing institution in the target state. This ability to establish a de novo branch across state lines will have the effect of increasing competition within a community bank’s existing markets and may create downward pressure on the franchise value for existing community banks.

Imposition of Restrictions on Certain Activities. The Dodd-Frank Act requires new regulations for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be “pushed out” of insured depository institutions and conducted in non-bank affiliates. The Dodd-Frank Act also significantly restricts the ability of a member of a depository institution holding company group to invest in or sponsor “covered funds” (as defined in the Volcker Rule), which may restrict our ability to hold certain securities, and broadly restricts such entities from engaging in “proprietary trading,” subject to limited exemptions. These restrictions may affect our ability to manage certain risks in our business.

Expanded FDIC Resolution Authority. While insured depository institutions have long been subject to the FDIC’s resolution framework, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would be tasked to conduct an orderly liquidation of the entity. The FDIC liquidation process is generally modeled on the existing FDI Act, bank resolution regulations, and generally gives the FDIC more discretion than in the traditional bankruptcy context.

Deposit Insurance. The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. The Dodd-Frank Act also changes the assessment base for federal deposit insurance premiums from the amount of insured deposits to average consolidated total assets less average tangible equity, eliminates the ceiling on the size of the FDIC’s Deposit Insurance Fund, or DIF”), and increases the floor applicable to the size of the DIF, which may require an increase in the level of assessments for institutions such as the Bank.

Transactions with Affiliates and Insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered credit transactions must be satisfied.

Enhanced Lending Limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Corporate Governance. The Dodd-Frank Act addresses many investor protections, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation (although, as an emerging growth company, we are not required to seek such advisory votes); (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company’s proxy materials.

Limits on Debit Card Interchange Fees. Under the Dodd-Frank Act, the Federal Reserve has adopted rules concerning debit card transaction fees and network exclusivity arrangements for debit card issuers that, together with their affiliates, have more than $10 billion in total consolidated assets. Although community banks are exempt from the cap on interchange fees, the cap on the fees of large banks will create market forces that force all fees downward. Therefore, community banks should expect lower interchange revenues in the future.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the new requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty surrounding the manner in which many of the Dodd-Frank Act’s provisions will be implemented by the various regulatory agencies, the full extent of the impact on our operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent risk-based or leverage capital and liquidity requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Supervision and Regulation of the Company

General. We are a legal entity separate and distinct from the Bank. As a registered bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended, or BHCA, and are subject to inspection, examination and supervision by the Federal Reserve. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of law and regulations. The Federal Reserve’s jurisdiction also extends to any company that we directly or indirectly control, such as any non-bank subsidiaries and other companies in which we own a controlling investment.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (2) acquiring all or substantially all of the assets of another bank; or (3) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be “so closely related to banking … as to be a proper incident thereto.” Under current regulations of the Federal Reserve, bank holding companies and their subsidiary banks are permitted to engage in a variety of banking-related businesses, including the operation of a thrift, consumer finance, equipment leasing, the operation of a computer service bureau (including software development), and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

In 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999, or GLBA, was signed into law. Under the GLBA, bank holding companies that meet certain standards and elect to become “financial holding companies” are permitted to engage in a wider range of activities than those permitted to bank holding companies, including certain securities and insurance activities. The Company has not elected to be treated as a financial holding company.

The GLBA changed federal laws to facilitate affiliation between banks and entities engaged in securities and insurance activities. The law also established a system of functional regulation under which banking activities, securities activities, and insurance activities conducted by financial holding companies and their subsidiaries and affiliates will be separately regulated by banking, securities, and insurance regulators, respectively.

Control Acquisitions. Federal and state laws, including the BHCA and the Change in Bank Control Act, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. “Control” of a depository institution is a facts and circumstances analysis, but generally an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Ownership or control of 10% or more of any class of voting securities, where either the depository institution or company is a public company or no other person will own or control a greater percentage of that class of voting securities after the acquisition, is also presumed to result in the investor controlling the depository institution or other company, although this is subject to rebuttal. If an investor’s ownership of our voting securities were to exceed certain thresholds, the investor could be deemed to “control” us for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

Capital Adequacy Guidelines. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies to factor off-balance sheet exposure into the assessment of capital adequacy, to minimize disincentives for holding liquid, low-risk assets and to achieve greater consistency in the evaluation of the capital adequacy of major banking organizations worldwide. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These requirements apply on a consolidated basis to bank holding companies with consolidated assets of $500 million or more, such as the Company.

In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company that has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4%. This minimum leverage requirement only applies to bank holding companies on a consolidated basis if the risk-based capital requirements discussed above apply.

These capital requirements are substantially similar to those imposed on the Bank under FDIC regulations. Furthermore, these capital requirements will change in connection with the Federal Reserve’s adoption of the Basel III guidelines. For more information see the Section of this prospectus entitled “Supervision and Regulation—Supervision and Regulation of the Bank—Capital Adequacy Guidelines.”

Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute violations of law or regulations. For example, the Federal Reserve’s Regulation Y requires a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so. The Federal Reserve can assess civil money penalties for activities conducted on a knowing or reckless basis, if the activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

Payment of Dividends; Source of Strength. Our ability to pay dividends to our shareholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Wisconsin corporation, we are subject to the limitations of the WBCL, which prohibit us from paying dividends if such payment would: (1) render us unable to pay our debts as they become due in the usual course of business, or (2) result in our assets being less than the sum of our total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of any shareholders with preferential rights superior to those shareholders receiving the dividend. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends, without prior consultation with the Federal Reserve, when (i) the bank holding company’s net income available to shareholders over the last four quarters (net of dividends paid) has not been sufficient to fully fund the dividends, (ii) the prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

As discussed above, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices, or violations of statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. The Company is not currently subject to any such restrictions on the payment of dividends.

After the enactment of the Dodd-Frank Act (which codified long-standing Federal Reserve policy), a bank holding company is required to serve as a source of financial strength to its subsidiary banks. This means that we are expected to use available resources to provide adequate resources to the Bank, including during periods of financial stress or adversity, and to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting the Bank where necessary. In addition, any capital loans that we make to the Bank are subordinate in right of payment to deposits and to certain other indebtedness of the Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Annual Reporting; Examinations. Bank holding companies are required to file an annual report with the Federal Reserve, and such additional information as the Federal Reserve may require. The Federal Reserve may examine a bank holding company and any of its subsidiaries, and charge the company for the cost of such examination.

Imposition of Liability for Undercapitalized Subsidiaries. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires bank regulators to take “prompt corrective action” to resolve problems associated with insured depository institutions. In the event a depository institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company “having control of” the undercapitalized depository institution “guarantees” the subsidiary’s compliance with the capital restoration plan until it becomes “adequately capitalized.” For purposes of this statute, the Company has control of the Bank.

Under the FDICIA, the aggregate liability of all companies controlling a particular institution is limited to the lesser of five percent of the depository institution’s total assets at the time it became undercapitalized or the amount necessary to bring the institution in compliance with applicable capital standards. The FDICIA grants greater powers to bank regulators in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, or might be required to consent to a merger or to divest the troubled institution or other affiliates. Because the Bank currently qualifies as “well capitalized”, we are not subject to the capital plan guarantee requirement of the FDICIA.

State Law Restrictions. As a Wisconsin corporation, we are subject to certain limitations and restrictions under the WBCL. For example, state law restrictions in Wisconsin include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, minutes and observance of certain corporate formalities.

Supervision and Regulation of the Bank

General. As a Wisconsin state-chartered bank that is not a member of the Federal Reserve system, the Bank is subject to supervision, periodic examination and regulation by the FDIC and the WDFI. The regulations of the FDIC and the WDFI affect virtually all of the Bank’s activities, including the minimum level of capital, the ability to pay dividends, mergers and acquisitions, borrowing and the ability to expand through new branches or acquisitions and various other matters.

Deposit Insurance. Customer deposits with the Bank are insured up to applicable limits by the DIF, which is administered by the FDIC. The DIF is funded with insurance premiums paid by insured depository institutions. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating. Risk Category I is the lowest risk category, while Risk Category IV is the highest risk category. The specific Risk Category to which banks are assigned is considered by the FDIC to be confidential nonpublic information and may not be disclosed by banks.

In 2010, the Dodd-Frank Act revised the statutory authorities governing the FDIC’s management of the DIF. Among other things, the Dodd-Frank Act (1) raised the minimum fund reserve ratio from 1.15% to 1.35%, (2) required the fund reserve ratio to reach 1.35% by September 30, 2020, (3) eliminated the requirement that the FDIC provide dividends from the DIF when the reserve ratio is between 1.35% and 1.5%, (4) removed the 1.5% cap on the reserve ratio, (5) granted the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends, and (6) changed the assessment base for banks from insured deposits to the average consolidated total assets of the bank minus the average tangible equity of the bank during the assessment period. In December 2010, the FDIC adopted a new restoration plan, pursuant to which, among other things, the FDIC (i) eliminated the uniform three basis point increase in initial assessment rates that were scheduled to take effect on January 1, 2011, (ii) pursued further rulemaking in 2011 regarding the method used to offset the effect on banks with less than $10 billion in assets of the requirement that the reserve ratio reach 1.35% and (iii) at least semiannually, will update its projections for the DIF and increase or decrease assessment rates, if needed. In February 2011, the FDIC adopted final rules to implement the dividend provisions of the Dodd-Frank Act, changed the assessment base and set new assessment rates. In addition, as part of its final rules, the FDIC made certain assessment rate adjustments by (a) altering the unsecured debt adjustment by adding an adjustment for long-term debt issued by another insured depository institution and (b) eliminating the secured liability adjustment, and changing the brokered deposit adjustment to conform to the change in the assessment base. The new assessment rates became effective April 1, 2011. The new initial base assessment rates range from 5 to 9 basis points for Risk Category I banks to 35 basis points for Risk Category IV banks. Risk Category II and III banks have an initial base assessment rate of 14 and 23 basis points, respectively.

The FDIC may further increase or decrease the assessment rate schedule in order to manage the DIF to prescribed statutory target levels. An increase in the Risk Category for the Bank or in the assessment rates could have an adverse effect on the Bank’s earnings. The FDIC may terminate deposit insurance if it determines the institution involved has engaged in or is engaging in unsafe or unsound banking practices, is in an unsafe or unsound condition, or has violated applicable laws, regulations or orders. In the case of a Wisconsin state-chartered bank, the termination of deposit insurance would result in the revocation of its charter. Management is not aware of any existing circumstances which would result in termination of the Bank’s deposit insurance.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, or FICO, a mixed-ownership government corporation established to recapitalize a predecessor to the DIF. The current annualized assessment rate is 0.62 basis points, which is adjusted quarterly. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Branching. The Bank has the authority under Wisconsin law to establish branches anywhere in the State of Wisconsin, subject to receipt of all required regulatory approvals. Federal law permits state and national banks to merge with banks in other states subject to: (1) regulatory approval; (2) federal and state deposit concentration limits; and (3) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. After the Dodd-Frank Act, however, we can establish branch offices outside of Wisconsin, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch.

Dividends. There are state and federal requirements limiting the amount of dividends which the Bank may pay. Under Wisconsin banking law, the Bank generally may not pay dividends in excess of its undivided profits. If dividends declared and paid in either of the two immediately preceding years exceeded net income for either of those two years respectively, the Bank may not declare or pay any dividend in the current year that exceeds year-to-date net income, except with the written consent of the WDFI.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. Notwithstanding the availability of funds for dividends, however, the FDIC or WDFI may prohibit the payment of any dividends by banks they regulate if the FDIC or the WDFI determines such payment would constitute an unsafe or unsound practice. The Bank is not currently subject to any prohibitions by the FDIC or WDFI on the payment of dividends.

Capital Adequacy Guidelines. The FDIC has promulgated risk-based capital guidelines similar to, and with the same underlying purposes as, those established by the Federal Reserve with respect to bank holding companies. Under those guidelines, bank assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Current Guidelines. Under the FDIC’s risk-based capital guidelines, bank assets are given risk-weights of 0%, 20%, 50%, 100% and 200%. Certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial or consumer loans, and certain investments rated one category below investment grade, have a 100% and a 200% risk weighting, respectively. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded-assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum ratio of total capital to risk-weighted assets required by FDIC regulations (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least 4% of total capital must be “Tier 1 capital,” consisting of common shareholders’ equity and qualifying preferred stock, less certain intangible assets. The remainder, or “Tier 2 capital,” may consist of, among other things, (1) the allowance for loan losses of up to 1.25% of risk weighted assets, (2) unrealized gains on certain equity securities, (3) non-qualifying preferred stock, (4) hybrid capital instruments, and (5) qualifying subordinated debt and intermediate-term preferred stock up to 50% of Tier 1 capital. Total capital is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the FDIC.

In addition to the risk-based capital guidelines, the FDIC has adopted a minimum Tier 1 capital (leverage) ratio, under which a bank must maintain a minimum level of Tier 1 capital to average total consolidated assets. For a bank that has the highest regulatory examination rating and is not contemplating significant growth or expansion, the leverage ratio must be at least 3%; all other banks are expected to maintain a leverage ratio of at least 4%.

Prompt Corrective Action. Under Section 38 of the Federal Deposit Insurance Act, or FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies (including the FDIC) have adopted substantially similar regulations to implement this mandate. Under the regulations, a bank is (1) “well capitalized” if it has total risk-based capital of 10% or more, has a Tier 1 risk-based ratio of 6% or more, has a Tier 1 leverage capital ratio of 5% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (2) “adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based capital ratio of 4% or more and a Tier 1 leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of “well capitalized”, (3) “undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage capital ratio that is less than 4% (3% under certain circumstances), (4) “significantly undercapitalized” if it has a total risk-based ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage capital ratio that is less than 3%, and (5) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank. In addition, federal banking regulators must take various mandatory supervisory actions, and may take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. Generally, banking regulators must appoint a receiver or conservator for an institution that is critically undercapitalized.

Section 38 of the FDIA and the regulations promulgated thereunder also specify circumstances under which the FDIC may reclassify a well-capitalized bank as adequately capitalized and may require an adequately capitalized bank or an undercapitalized bank to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized bank as critically undercapitalized).

On September 30 2014, the Bank qualified as “well capitalized” with total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage capital ratios of 17.84%, 16.58% and 13.74%, respectively.

Basel III. In December 2010, the Basel Committee released a final framework for a strengthened set of capital requirements, known as Basel III. In early July 2013, each of the U.S. federal banking agencies adopted final rules implementing the Basel III regulatory capital reforms. The capital framework under Basel III will replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies.

The final Basel III rules became effective on January 1, 2014. However, the Company and the Bank will not be required to be in compliance with the final Basel III rules until January 1, 2015, and the rules will not be fully phased-in until January 1, 2019. Among other things, the final Basel III rules will impact regulatory capital ratios of banking organizations in the following manner, when fully phased in:

•	Create a new requirement to maintain a ratio of common equity Tier 1 capital to total risk-weighted assets of not less than 4.5%;

•	Increase the minimum leverage capital ratio to 4% for all banking organizations (currently 3% for certain banking organizations);

•	Increase the minimum Tier 1 risk-based capital ratio from 4% to 6%; and

•	Maintain the minimum total risk-based capital ratio at 8%.

In addition, the final Basel III rules, when fully phased in, will subject a banking organization to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization did not maintain a capital conservation buffer of common equity Tier 1 capital in an amount greater than 2.5% of its total risk-weighted assets. The effect of the capital conservation buffer, when fully phased in, will be to increase the minimum common equity Tier 1 capital ratio to 7%, the minimum Tier 1 risk-based capital ratio to 8.5% and the minimum total risk-based capital ratio to 10.5%, for banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments to executive officers.

The final Basel III rules will also change the capital categories for insured depository institutions for purposes of prompt corrective action. Under the final rules, to be “well capitalized,” an insured depository institution will be required to maintain a minimum common equity Tier 1 capital ratio of at least 6.5%, a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10.0%, and a leverage capital ratio of at least 5%. In addition, the final Basel III rules establish more conservative standards for including an instrument in regulatory capital and impose certain deductions from and adjustments to the measure of common equity Tier 1 capital.

We are currently reviewing the ultimate impact of the final Basel III capital standards on the Company and the Bank. However, we expect that we and the Bank will meet all minimum capital requirements when effective.

These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations.

Community Reinvestment Act. The Community Reinvestment Act of 1977, or CRA, requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution’s records of meeting the credit needs of its community. During its last examination, the Bank received a rating of “Satisfactory.”

State Bank Investments and Activities. The Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized by Wisconsin law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

Loans to One Borrower. Under Wisconsin law, the Bank’s total loans and extensions of credit and leases to one person is limited to 20% of the Bank’s capital (as defined under Section 221.0102 of the Wisconsin Statutes), subject to several exceptions.

Examinations. The Bank is examined from time to time by its primary federal banking regulator, the FDIC, and the WDFI, and is charged the cost of such examinations. Based upon an examination, the FDIC and the WDFI may revalue the Bank’s assets and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of the assets.

Federal Home Loan Bank System. The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLBs provide a credit reserve and other services for their member institutions. The Bank, as a member of the FHLB-Chicago, is required to hold shares of capital stock in that FHLB.

Limitations on Transactions with Affiliates. Transactions between a bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder. An affiliate of a bank includes any company or entity which controls the bank or that is controlled by a company that controls the bank. In a holding company context, the parent holding company of a bank (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Section 23A limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an aggregate amount equal to 10% of such bank’s capital stock and surplus, with all such transactions with all affiliates in the aggregate limited to an amount equal to 20% of such capital stock and surplus. Section 23B applies to “covered transactions” as well as certain other transactions and requires that all transactions be on terms, including credit standards, substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, the purchase of assets from, or the issuance of a guarantee to, an affiliate as well as similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act place restrictions on loans to executive officers, directors and principal shareholders, and the FDIC has adopted regulations applying similar restrictions to banks that are not members of the Federal Reserve. Under Section 22(h), loans to a director, an executive officer and a greater than 10% shareholder of a bank, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the bank’s loans to one borrower limit (generally equal to 15% of the bank’s unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions to persons not covered by Section 22(h) and not involve more than the normal risk of repayment or present other unfavorable features. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the bank’s unimpaired capital and surplus. Section 22(g) also places additional restrictions on loans to executive officers.

Standards for Safety and Soundness. The FDIC has established safety and soundness standards applicable to banks regarding such matters as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits, and asset quality and earnings. If a bank were to fail to meet these standards, the FDIC could require it to submit a written compliance plan describing the steps the bank would take to correct the situation and the time within which such steps will be taken. The FDIC has authority to issue orders to secure adherence to the safety and soundness standards.

Financial Privacy. In accordance with the GLBA, federal bank regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLBA affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering. A federal law commonly known as the Patriot Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures designed to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure by a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with the Patriot Act and other relevant anti-money laundering laws and regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury’s Department Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting countries take many different forms. Generally, however, they contain one or more of the following elements: (1) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on a “U.S. person” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Other Laws and Regulations. The Bank’s loan operations are subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligations to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	the rules and regulations of various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the Bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act, and Regulation E issued by the Consumer Financial Protection Bureau to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Guidance on Sound Incentive Compensation Policies

The federal banking agencies have issued comprehensive guidance on incentive compensation policies. This guidance is designed to ensure that a financial institution’s incentive compensation structure does not encourage imprudent risk-taking, which may undermine the safety and soundness of the institution. The guidance, which applies to all employees that have the ability to materially affect an institution’s risk profile, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance.

An institution’s supervisory ratings will incorporate any identified deficiencies in an institution’s compensation practices, and it may be subject to an enforcement action if the incentive compensation arrangements pose a risk to the safety and soundness of the institution. Further, a provision of the Basel III capital requirements described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds.

Monetary Policy and Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits. The Federal Reserve’s monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on the Company’s business and earnings cannot be predicted.

DESCRIPTION OF CAPITAL STOCK

General

We are a corporation organized under Chapter 180 of the WBCL. The following is a description of the material terms of our capital stock in accordance with our amended and restated articles of incorporation and amended and restated bylaws (hereinafter, articles of incorporation and bylaws, respectively) and certain material provisions of the WBCL, Wisconsin and federal bank holding company laws.

Common Stock

Our articles of incorporation presently authorize 50,000,000 shares of $0.01 par value common stock, of which 4,463,790 are currently outstanding. Upon completion of the offering, there will be             shares of common stock issued and outstanding.

Voting Rights. Each share of common stock is entitled to one vote per share on all matters with respect to which shareholders are entitled to vote. Under our articles of incorporation and the WBCL, shareholder approval is required for various matters, including the election of directors, and other “extraordinary” corporate decisions and transactions, such as the authorization of additional common stock for certain changes of corporate name, a merger with another company, the dissolution of the Company, or a sale of substantially all of our assets. Our articles of incorporation and bylaws provide for a classified board of directors consisting of two to three classes, as nearly equal as possible, with each class serving staggered three year terms.

Dividends. Subject to the rights and preferences of any shares of preferred stock that have been issued or might be issued in the future, holders of shares of common stock are entitled to receive such dividends as may be declared by the board of directors out of funds legally available for that purpose.

Liquidation. In the event of the liquidation or dissolution of the Company, each holder of common stock would be entitled to recover, after payment of all of the Company’s debts and liabilities, and subject to any liquidation preferences established for any shares of preferred stock that are outstanding or might be issued in the future, a pro rata portion of all assets of the Company available for distribution to holders of common stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Series A Preferred Stock

Previously, the Company had issued Series A Preferred Stock. However, all shares of Series A Preferred Stock were subsequently redeemed and the class was extinguished.

Series B Nonvoting Noncumulative Perpetual Preferred Stock

Our articles of incorporation presently authorize 15,000 shares of Series B Nonvoting Noncumulative Perpetual Preferred Stock, also referred to as Series B Preferred Stock. As of the date of this offering, 8,000 shares of Series B Preferred Stock are outstanding.

Voting Rights. Shares of Series B Preferred Stock are not entitled to any voting rights, except for those voting rights that may not be denied under the WBCL. Under the WBCL, Series B Preferred Stock would be entitled to vote on, among other items, increases and decreases in the number of authorized shares of Series B Preferred Stock, any change that is prejudicial to the holders of outstanding Series B Preferred Stock, and any exchange or reclassification of all or part of the shares of Series B Preferred Stock into shares of another class.

Dividends. Shares of Series B Preferred Stock are entitled to non-cumulative dividends equal to the sum of the “Prime rate of interest” (the highest quoted base rate on corporate loans at large U.S. money center commercial Bank) and 0.50%, but in no case will the dividend rate be less than 4.00% per annum. Dividends payable with respect to Series B Preferred Stock have no preference in right of payment over dividends payable with respect to common stock or any other class or series of our capital stock.

Liquidation and Rank. In the event of a liquidation, dissolution, or winding up of the Company, holders of shares of Series B Preferred Stock would be entitled to receive $1,000 per share of Series B Preferred Stock, plus any declared but unpaid dividend from the preceding quarter, and any unpaid and accumulated quarterly dividend prorated from the first day of the calendar quarter in which the liquidation, dissolution, or winding up occurs to the effective date of such liquidation or dissolution. Shares of Series B Preferred Stock are entitled to this payment upon liquidation or dissolution before any payment can be made or any assets distributed to the holders of common stock or any other class or series of our capital stock.

Conversion. Each share of Series B Preferred Stock is convertible into share(s) of common stock upon the occurrence of one of two events: (i) the Company fails to pay a quarterly dividend in full within 15 calendar days of the applicable payment date on eight separate occasions, or (ii) the Company pays a dividend on any other class or series of common or preferred stock after it has omitted payment of four dividends on the Series B Preferred Stock. The conversion feature on the Series B Preferred Stock is triggered regardless of whether (i) the omitted dividends occur with respect to consecutive or non-consecutive payment dates, or (ii) subsequent to the 15th calendar day referred to in this paragraph the Company pays such dividend. When converted, each share of Series B Preferred Stock will be exchanged for that number of shares of common stock having an aggregate value equal to the sum of (i) $1,000, (ii) any declared but unpaid dividend from the preceding quarter, and (iii) the unpaid and accumulated quarterly dividend prorated from the first day of the calendar quarter in which the conversion right was exercised to the issuance of the common stock. For purposes of converting Series B Preferred Stock, the per-share value of the common stock would be the most recent per-share appraised value of the common stock on an undiluted basis. However, if no appraisal has been performed within the 18 months next preceding the date of valuation, then the per share value of the common stock is calculated by multiplying the ratio that the most recent per-share appraised value bears to per-share book value as of the date of such appraisal, by per share book value based on our audited financial statements as of the year-end next preceding the year in which the valuation occurs. Any holder of Series B Preferred Stock who exercises conversion rights is required to exercise such rights as to all of the holder’s shares of Series B Preferred Stock. However, the amount of common stock issued to any individual can never exceed 10% or more of the then-issued and outstanding shares of common stock, unless any required regulatory approval is obtained; provided, however, that in lieu of seeking and obtaining such regulatory approval, such holder of Series B Preferred Stock may elect to convert only a portion of the share of Series B Preferred Stock held, and shall retain ownership of the remainder and have an ongoing right to exercise the conversion right to those remaining shares of Series B Preferred Stock.

Redemption. Subject to approval by the Federal Reserve, but otherwise at our election and in our exclusive discretion, we have the right to redeem any or all of the shares of Series B Preferred Stock upon 30 days’ notice to the holder(s) of such shares. Upon redemption, each share of Series B Preferred Stock would be exchanged for (i) one-thousand dollars ($1,000), (ii) any declared but unpaid quarterly dividend, and (iii) the unpaid and accumulated quarterly dividend prorated for the then current calendar quarter.

Fully Paid and Non-Assessable. The outstanding shares of Series B Preferred Stock are fully paid and non-assessable.

Series C Noncumulative Perpetual Preferred Stock.

The Company has 15,000 shares of Series C Noncumulative Perpetual Preferred Stock, also referred to as the SBLF Preferred Stock, authorized and outstanding. The SBLF Preferred Stock was issued to the U.S. Treasury on August 23, 2011 as part of the federal government’s SBLF Program.

Voting Rights. The holders of the SBLF Preferred Stock do not have voting rights other than with respect to certain matters relating to the rights of holders of SBLF Preferred Stock, on certain corporate transactions and, if applicable, the election of additional directors described below.

In addition to any other vote or consent required by law or by our articles of incorporation, the written consent of the U.S. Treasury, if the U.S. Treasury holds any shares of SBLF Preferred Stock, or the holders of a majority of the outstanding shares of SBLF Preferred Stock, voting as a single class, if the U.S. Treasury does not hold any shares of SBLF Preferred Stock, is required to:

•	amend our articles of incorporation for the SBLF Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the SBLF Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up by or of us;

•	amend our articles of incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the SBLF Preferred Stock;

•	consummate a binding share exchange or reclassification involving the SBLF Preferred Stock or a merger or consolidation with another entity, unless (1) the shares of SBLF Preferred Stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (2) the shares of SBLF Preferred Stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the SBLF Preferred Stock immediately prior to consummation of the transaction, taken as a whole; provided, that in all cases, our obligations are assumed by the resulting entity or its ultimate parent;

•	sell all, substantially all or any material portion of, our assets, if the SBLF Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale; or

•	consummate a Holding Company Transaction (as defined below), unless as a result of the Holding Company Transaction each share of SBLF Preferred Stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of us or the acquirer. Any such preferred stock must entitle its holders to dividends from the date of issuance of such stock on terms that are equivalent to the terms of the SBLF Preferred Stock, and must have such other rights, preferences, privileges and voting powers, and limitations and restrictions that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the SBLF Preferred Stock immediately prior to such conversion or exchange, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the SBLF Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the SBLF Preferred Stock and will not require the vote or consent of the holders of the SBLF Preferred Stock.

A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (1) becoming the direct or indirect ultimate beneficial owner of our common equity representing more than 50% of the voting power of the outstanding shares of our common stock or (2) being otherwise required to consolidate for GAAP purposes, or (b) any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets to any person other than one of our subsidiaries; provided that, in the case of either clause (a) or (b), we or the acquiror is or becomes a bank holding company or savings and loan holding company.

To the extent holders of the SBLF Preferred Stock are entitled to vote, holders of shares of the SBLF Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the SBLF Preferred Stock would otherwise be required, all outstanding shares of the SBLF Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been deposited by us in trust for the redemption.

Dividends. The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The SBLF Preferred Stock pays a contractual dividend rate of between 1.0% and 9.0% depending on the amount of qualified small business lending the Bank engages in and the amount of time the SBLF Preferred Stock remains outstanding. As of the date hereof, the SBLF Preferred Stock is paying a dividend rate of 1.0%. In the first quarter of 2016, regardless of the levels of small business lending at the Bank, the dividend rate will increase to 9.0% until such time as the SBLF Preferred Stock is redeemed.

Dividends on the SBLF Preferred Stock are non-cumulative. If for any reason our board of directors does not declare a dividend on the SBLF Preferred Stock for a particular dividend period, then the holders of the SBLF Preferred Stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. We must, however, within five calendar days, deliver to the holders of the SBLF Preferred Stock a written notice executed by our chief executive officer and chief financial officer stating our board of directors’ rationale for not declaring dividends. Our failure to pay a dividend on the SBLF Preferred Stock also will restrict our ability to pay dividends on and repurchase other classes and series of our capital stock, including our common stock.

When dividends have not been declared and paid in full on the SBLF Preferred Stock for an aggregate of four or more dividend periods, and during that time we were not subject to a regulatory determination that prohibits the declaration and payment of dividends, we must, within five calendar days of each missed payment, deliver to the holders of the SBLF Preferred Stock a certificate executed by at least a majority of the members of our board of directors stating that it used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations. In addition, (i) our failure to pay dividends on the SBLF Preferred Stock for five or more dividend periods, whether consecutive or not, will give the holders of the SBLF Preferred Stock the right to appoint a non-voting observer on our board of directors, and (ii) our failure to pay dividends on the SBLF Preferred Stock for six or more dividend periods, whether consecutive or not, and if the aggregate liquidation preference of the SBLF Preferred Stock then outstanding is of $25,000,000 or more, will give the holders of the SBLF Preferred Stock the right to elect two directors. However, given that the liquidation preference for the SBLF Preferred Stock is less than $25,000,000, it is unlikely that the foregoing provisions described in the last sentence would be applicable.

No Sinking Fund. The SBLF Preferred Stock is not subject to any sinking fund.

Priority of Dividends. So long as any share of the SBLF Preferred Stock remains outstanding, we may declare and pay dividends on our common stock only if full dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid in full on the SBLF Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock.

Restrictions on Repurchases. So long as any share of the SBLF Preferred Stock remains outstanding, we may repurchase or redeem shares of our common stock, only if dividends on all outstanding shares of SBLF Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the SBLF Preferred Stock as of the applicable record date). If a dividend is not declared and paid in full on the SBLF Preferred Stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no redemptions or repurchases of our common stock may be carried out, except in certain limited cases.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the SBLF Preferred Stock will be entitled to receive for each share of SBLF Preferred Stock, out of our assets or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock, payment of an amount equal to the sum of (1) the $1,000 liquidation preference amount per share and (2) the amount of any accrued and unpaid dividends on the SBLF Preferred Stock.

For purposes of the liquidation rights of the SBLF Preferred Stock, neither a merger nor consolidation of us with another entity nor a sale, lease or exchange of all or substantially all of our assets will constitute a liquidation, dissolution or winding up of our affairs.

Redemption and Repurchases. The SBLF Preferred Stock may be redeemed at any time at our option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, regardless of whether such dividends have been declared for that period, all subject to the approval of the federal banking regulator.

To exercise the optional redemption right, we must give notice of the redemption to the holders of record of the SBLF Preferred Stock, not less than 30 days and not more than 60 days before the date of redemption. In the case of a partial redemption of the SBLF Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors or a committee of the board of directors determines to be fair and equitable but in any event the shares to be redeemed shall not be less than the lesser of (1) the amount equal to 25% of the aggregate liquidation amount of the SBLF Preferred Stock as of the date first issued and (2) all of the outstanding SBLF Preferred Stock.

Shares of SBLF Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the SBLF Preferred Stock.

Conversion. Holders of the SBLF Preferred Stock have no right to exchange or convert their shares into any other securities.

Fully Paid and Nonassessable. The outstanding shares of SBLF Preferred Stock are fully paid and non-assessable.

Registration Rights. As part of the terms of our participation in the U.S. Treasury’s SBLF Program, we agreed to provide the holders of our SBLF Preferred Stock with the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For the reasons set forth below, the demand registration rights will not apply at the time of this offering. However, the “piggyback” registration rights granted to the U.S. Treasury do apply to this offering. The U.S. Treasury has exercised its piggyback registration rights and, as a result, we have included the U.S. Treasury’s SBLF Preferred

Stock in the registration statement of which this prospectus is a part. Under the securities purchase agreement, we must file a registration statement covering all of the SBLF Preferred Stock of such holders as promptly as practicable after the date we become subject to the reporting requirements of the Exchange Act, and no later than 30 days after such date. Notwithstanding the foregoing, if we are not eligible to file a registration statement on Form S-3 (which we currently are not eligible for), then we will not be obligated to file such a registration statement unless requested to do so by the U.S. Treasury. In the event that we propose to register any of our securities under the Securities Act (including in this offering), either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their preferred stock in such registration, subject to certain limitations. We may, in certain circumstances, defer such registrations, and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations.

Preferred Stock—Not Classified

Our articles of incorporation authorize 570,000 shares of Preferred Stock that is not classified, par value $0.01 per share. Our board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of preferred stock out of the shares designated as Preferred Stock with such dividend, redemption, exchange, conversion and voting rights as may be specified in the particular series. In the event of a liquidation or dissolution of the Company, the issued shares of preferred stock would have priority over common stock to receive the amount specified in each particular series out of the remaining assets of the Company; however, such shares of preferred stock could rank senior, junior or equal to Series B Preferred Stock and our SBLF Preferred Stock in this regard. Additionally, the board of directors has authority, to the maximum extent permitted by Wisconsin law, to fix and determine the relative rights and preferences of each series of preferred stock. The issuance of one or more additional series of preferred stock could have an adverse effect on certain rights, including voting rights, of the holders of common stock. We have no current plan or intention to issue additional shares of preferred stock.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

NASDAQ Global Market

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “ICBK.”

Anti-Takeover Effect of Governing Documents and Applicable Law

Certain provisions of our articles of incorporation and bylaws and of the WBCL discussed below may delay or make more difficult acquisitions or changes of control of the Company unless they are approved by the board of directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace our current management without the concurrence of the board of directors.

Management of the Company may consider proposing additional provisions, either by way of amendments to the articles of incorporation or bylaws, or otherwise, for adoption at a shareholders’ meeting, which could contain further limitations on unsolicited takeover attempts. The Company presently has no proposals under consideration for additional antitakeover provisions.

Provisions of governing documents

Number of Directors; Vacancies; Removal. Our board of directors is divided into three classes serving staggered three-year terms. As a result, at least two shareholders’ meetings will generally be required for shareholders to change a majority of the directors. The board of directors is authorized to create new directorships and to fill the positions it creates. The board of directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office until the next election for the class of directors to which the new director has been appointed. Shareholders may remove directors for cause at a special shareholders’ meeting called for that purpose at which a quorum is present and a majority of the votes are cast in favor of removal of the director. These provisions of the articles of incorporation could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. Our bylaws provide that no director will be appointed if the term for which he or she is elected or appointed will begin on or after such person’s seventieth birthday. Notwithstanding the foregoing, any director who attains age 70 while serving on our board will be permitted to serve for the remainder of his or her then-current term.

Special Meetings. Our bylaws provide that shareholders may act at a meeting of shareholders. The chairman of the board, the president or the board of directors may call special meetings of shareholders and are required to call special meetings upon written demand by holders of common stock with at least 10% of the votes entitled to be cast at the special meeting.

Amendments to the Articles of Incorporation. The WBCL allows amendments to the articles of incorporation at any time to add or change a provision that is required or permitted to be included in a corporation’s articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board of directors may propose one or more amendments to our articles of incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the board of directors notifies each shareholder, whether or not entitled to vote, of the related shareholders’ meeting and includes certain information regarding the proposed amendment in that meeting notice.

Amendments to the Bylaws. The shareholders may amend or repeal the existing bylaws and adopt new bylaws by a majority vote of the shareholders in attendance and constituting a quorum at a shareholders’ meeting. The bylaws also provide that the board of directors may amend or repeal the existing bylaws and adopt new bylaws by the vote of at least a majority of the directors present at a meeting at which a quorum is present. However, the board of directors may not amend, repeal or readopt any bylaw adopted by shareholders if that bylaw so provides, and the board of directors may not amend or repeal a bylaw adopted or amended by shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the board of directors than otherwise is provided in the WBCL, unless the bylaws expressly provide that it may be amended or repealed by a specified vote of the board of directors. Further, a bylaw that fixes a greater or lower quorum requirement or a greater voting requirement for shareholders or voting groups of shareholders than otherwise is provided in the WBCL may not be adopted, amended or repealed by the board of directors. Action by the board of directors that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the bylaws. In addition, the board of directors may not amend, alter or repeal a bylaw if the articles of incorporation, the particular bylaw or the WBCL reserve this power exclusively to the shareholders.

Ability to Issue Preferred Stock. As of the date of this offering, the board of directors has the authority to issue up to 570,000 shares of $0.01 par value preferred stock and has the power to issue those shares in one or more series and fix the designations, rights, preferences, and limitations of each series. This could allow the board of directors to designate a new class of preferred stock with conversion or voting rights that make an unsolicited takeover attempt far less likely.

Bank Regulatory Requirements

The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHCA requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any

“company,” as defined in the BHCA, other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls us for purposes of the BHCA is subject to regulation and supervision as a bank holding company under the BHCA. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

Wisconsin Antitakeover Statutes

Wisconsin Business Combination Statutes. We are subject to Sections 180.1140 to 180.1144 of the WBCL, which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested stockholder for a period of three years following the interested stockholder’s stock acquisition date, unless before such date, the board of directors of the corporation approved either the business combination or the purchase of stock made by the interested stockholder on that stock acquisition date.

We may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to such shareholder only if one or more of the following is satisfied:

•	our board of directors approved the acquisition of stock before such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Section 180.1140 defines a business combination between a “resident domestic corporation” and an “interested stockholder” to include the following:

•	a merger or share exchange with an interested stockholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested stockholder;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested shareholder or affiliate or associate of an interested shareholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with an aggregate market value equal to 5% or more of the outstanding stock of the resident domestic corporation; and

•	certain other transactions involving an interested stockholder.

Section 180.1140(8)(a) defines an “interested stockholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.

Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents in Wisconsin. Following the closing of this offering we will be a resident domestic corporation for purposes of these statutory provisions.

Wisconsin Fair Price Statute. Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•	the aggregate value of the per share consideration is at least equal to the highest of:

•	the highest per share price paid for any shares of the same class of common stock of the corporation by the significant shareholder either in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher;

•	the market value per share of the same class of the corporation’s common stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential amount per share of the same class or series of common stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Wisconsin Control Share Voting Restrictions Statute. Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. We will be governed by the provisions of this section upon the closing of this offering because neither our amended and restated articles of incorporation, nor any resolution adopted by our board of directors, to be effective upon the closing of this offering provides or specifies otherwise.

Wisconsin Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market value from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the resident domestic corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.

Prior to the completion of this offering, we will have more than three independent directors.

Constituency or Stakeholder Provision. Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

SHARES ELIGIBLE FOR FUTURE SALE

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance.

Upon closing of this offering, we will have             shares of our common stock issued and outstanding (or              shares if the underwriters exercise in full their over-allotment option).

Of these shares, the             shares of our common stock sold by us and the selling shareholders in this offering (or             shares, if the underwriters exercise in full their over-allotment option) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining             outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

The selling shareholders, who will own in the aggregate approximately             shares of our common stock after this offering (assuming they do not purchase any shares in this offering), and our current and prospective directors and executive officers have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of the underwriting agreement. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions. Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available. Notwithstanding the foregoing, the lock-up restrictions do not apply to the following numbers of shares pledged as security for personal loans with one or more third-party lenders by the selling shareholders: for Mr. Censky—121,830; and for Mr. Binversie—110,630.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon closing of this offering, we expect that approximately     % of our outstanding common stock (or     % of our outstanding common stock if the underwriters exercise in full their over-allotment option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately             shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their over-allotment option, or the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our 2012 Equity Incentive Compensation Plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

UNDERWRITING

We and the selling shareholders are offering the shares of our common stock described in this prospectus through underwriters named below for whom Robert W. Baird & Co. Incorporated is acting as the representative. Subject to the terms and conditions contained in the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling shareholders have severally agreed to sell, the number of shares of common stock in the following table:

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
Sterne, Agee & Leach, Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as there is no material adverse change in the financial markets or in our business, the receipt by the underwriters of officers’ certificates and legal opinions, and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased, other than those shares covered by the option to purchase additional shares of common stock described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Commission and Discounts

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $         per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Assumed initial public offering price	$	$
Underwriting discount per share	$	$
Total underwriting discount to be paid by:
Us	$	$
The selling shareholders	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholders, before expenses	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . In addition to the underwriting discount, we have agreed to reimburse the underwriters for expenses of up to $        .

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to             additional shares of our common stock from us at the public offering price set forth on the cover of this prospectus, less underwriting discounts and commission. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

Subject to certain customary exceptions, we, each of our current and prospective directors, our executive officers and the selling shareholders have agreed, for a period of 180 days after the date of the underwriting agreement, without the prior written consent of Robert W. Baird & Co. Incorporated, directly or indirectly, not to (i) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of or establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable or exercisable for common stock, (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of the common stock, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of common stock or other securities, in cash or otherwise, (iii) in our case, file or approve the filing of any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or, in the case of our directors, executive officers and shareholders subject to lock-up agreements, make any demand for or exercise any right with respect to the registration of any shares of common stock or the filing of any registration statement with respect thereto, or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii). Notwithstanding the foregoing, the lock-up restrictions do not apply to the following numbers of shares pledged as security for personal loans with one or more third-party lenders: for Mr. Censky—121,830; for Mr. Schneider—101,500; for Mr. Binversie—110,630; for Mr. Zacharias—12,000; and for Mr. Detienne—25,000.

Determination of Offering Price

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “ICBK.”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of the option to purchase additional shares.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares of common stock in this offering, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in those securities and instruments.

LEGAL MATTERS

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Certain legal matters relating to this offering will be passed upon for Robert W. Baird & Co. Incorporated and Sterne, Agee & Leach, Inc., by Vedder Price P.C., Chicago, Illinois.

EXPERTS

CliftonLarsonAllen LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2013 and 2012, and for the years then ended, as set forth in their report included herein. We have included our financial statements in this prospectus in reliance on CliftonLarsonAllen LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.investorscommunitybank.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF COUNTY BANCORP, INC.

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2014 (Unaudited) and December 31, 2013 and 2012	F-3

Consolidated Statements of Operations for the Nine Months Ended September 30, 2014 and 2013 (Unaudited) and the Years Ended December 31, 2013 and 2012	F-4

Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2014 and 2013 (Unaudited) and the Years Ended December 31, 2013 and 2012	F-5

Consolidated Statements of Shareholders’ Equity for the Nine Months Ended September 30, 2014 (Unaudited) and the Years Ended December 31, 2013 and 2012	F-6

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013 (Unaudited) and the Years Ended December 31, 2013 and 2012	F-7

Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

County Bancorp, Inc.

Manitowoc, Wisconsin

We have audited the accompanying consolidated balance sheets of County Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of County Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin

November 7, 2014

COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2014, December 31, 2013 and 2012

	September 30, 2014 (unaudited)	December 31, 2013	December 31, 2012
	(dollars in thousands except share data)
ASSETS
Cash and cash equivalents	$43,726	$71,780	$44,661
Securities available for sale, at fair value	77,673	73,007	62,098
FHLB Stock, at cost	1,252	1,252	1,252
Loans held for sale	1,380	7,352	8,396
Loans, net of allowance for loan losses of $10,374 in 2014 (unaudited), $10,495 in 2013 and $12,521 in 2012	581,249	558,643	600,969
Premises and equipment, net	4,729	4,235	3,702
Loan servicing rights	7,644	7,529	6,117
Other real estate owned, net	8,149	16,083	10,517
Cash surrender value of bank owned life insurance	10,790	10,577	10,281
Prepaid FDIC assessment deposit	—	—	1,332
Deferred tax asset, net	2,235	3,323	2,594
Accrued interest receivable and other assets	3,991	4,039	3,318

Total assets	$742,818	$757,820	$755,237

LIABILITIES
Deposits:
Noninterest-bearing	$63,825	$57,231	$54,276
Interest-bearing	536,106	559,077	558,543

Total deposits	599,931	616,308	612,819
Other borrowings	9,347	14,169	18,396
Advances from FHLB	22,000	22,000	25,000
Subordinated debentures	12,372	12,372	12,372
Accrued interest payable and other liabilities	6,646	6,162	5,799

Total liabilities	$650,296	$671,011	$674,386

Small Business Lending Fund redeemable preferred stock-variable rate, noncumulative, nonparticipating, $1,000 stated value; 15,000 shares authorized, 15,000 shares issued $15,000 redemption amount	15,000	15,000	15,000
SHAREHOLDERS’ EQUITY
Preferred stock-variable rate, non-cumulative, nonparticipating, $1,000 stated value; 15,000 shares authorized; 8,000 in 2014 (unaudited) and 2013 and 7,000 in 2012 shares issued	8,000	8,000	7,000
Common stock-$0.001 par; 50,000,000 authorized; 4,868,560 shares issued and 4,463,790 shares outstanding in 2014 (unaudited); 4,818,800 shares issued and 4,468,820 shares outstanding in 2013 and 4,790,670 shares issued and 4,518,750 shares outstanding in 2012	5	5	5
Surplus	16,620	16,004	15,687
Retained earnings	57,090	51,514	44,942
Treasury stock, at cost 404,770 (unaudited); 349,980; and 271,920 shares, respectively	(4,495)	(3,683)	(2,770)
Accumulated other comprehensive income (loss)	302	(31)	987

Total shareholders’ equity	77,522	71,809	65,851

Total liabilities and shareholders’ equity	$742,818	$757,820	$755,237

See accompanying notes to the consolidated financial statements.

COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2014 and 2013 and

Years Ended December 31, 2013 and 2012

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands except per share data)
INTEREST AND DIVIDEND INCOME
Loans, including fees	$21,704	$23,148	$30,614	$32,381
Taxable securities	662	538	745	786
Tax-exempt securities	364	373	501	561
Federal funds sold and other	90	71	112	73

Total interest and dividend income	22,820	24,130	31,972	33,801

INTEREST EXPENSE
Deposits	4,666	5,051	6,683	7,890
Federal funds purchased and other borrowed funds	695	1,025	1,302	1,245
Subordinated debentures	360	396	528	528

Total interest expense	5,721	6,472	8,513	9,663

Net interest income	17,099	17,658	23,459	24,138
Provision for loan losses	—	3,700	4,200	4,200

Net interest income after provision for loan losses	17,099	13,958	19,259	19,938

Non-interest income
Services charges	559	409	756	879
Gain on sale of loans, net	251	482	521	534
Loan servicing fees	3,634	4,669	5,895	4,626
Gain on sale of securities	—	—	—	354
Other	723	1,342	1,685	1,108

Total non-interest income	5,167	6,902	8,857	7,501

Non-interest expense
Employee compensation and benefits	7,628	7,283	8,938	9,775
Occupancy	229	229	290	231
Other	4,878	3,926	7,736	5,198

Total non-interest expense	12,735	11,438	16,964	15,204

Income before income taxes	9,531	9,422	11,152	12,235
Income tax expense	3,603	3,530	4,140	4,601

NET INCOME	$5,928	$5,892	$7,012	$7,634

NET INCOME PER SHARE:
Basic	$1.25	$1.23	$1.45	$1.56
Diluted	$1.25	$1.23	$1.45	$1.53

See accompanying notes to the consolidated financial statements.

COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Nine Months Ended September 30, 2014 and 2013 and

Years Ended December 31, 2013 and 2012

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Net income	$5,928	$5,892	$7,012	$7,634
Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale	549	(1,658)	(1,679)	(324)
Reclassification adjustment for gains realized in income	—	—	—	(354)
Income tax (expense) benefit	(216)	653	661	267

Total other comprehensive income (loss)	333	(1,005)	(1,018)	(411)

Comprehensive income	$6,261	$4,887	$5,994	$7,223

See accompanying notes to the consolidated financial statements.

COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Nine Months Ended September 30, 2014 and

Years Ended December 31, 2013 and 2012

	Preferred Stock	Common Stock	Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	(dollars in thousands except share data)
Balance at January 1, 2012	$7,000	$5	$14,964	$(812)	$37,776	$1,398	$60,331
Net income	—	—	—	—	7,634	—	7,634
Other comprehensive loss	—	—	—	—	—	(411)	(411)
Stock compensation expense, net of tax	—	—	200	—	—	—	200
Purchase of treasury stock (17,520 shares)	—	—	—	(1,966)	—	—	(1,966)
Proceeds from sale of treasury stock(1,000 shares)	—	—	1	8	—	—	9
Cash dividends declared on preferred stock	—	—	—	—	(281)	—	(281)
Cash dividends declared on SBLF preferred stock	—	—	—	—	(187)	—	(187)
Proceeds from sale of common stock(80,000 shares)	—	—	522	—	—	—	522

Balance at December 31, 2012	$7,000	$5	$15,687	$(2,770)	$44,942	$987	$65,851
Net income	—	—	—	—	7,012	—	7,012
Other comprehensive loss	—	—	—	—	—	(1,018)	(1,018)
Stock compensation expense, net of tax	—	—	248	—	—	—	248
Purchase of treasury stock (78,060 shares)	—	—	—	(913)	—	—	(913)
Cash dividends declared on preferred stock	—	—	—	—	(290)	—	(290)
Cash dividends declared on SBLF preferred stock	—	—	—	—	(150)	—	(150)
Proceeds from sale of preferred stock	1,000	—	—	—	—	—	1,000
Proceeds from sale of common stock (10,000 shares)	—	—	69	—	—	—	69

Balance at December 31, 2013	$8,000	$5	$16,004	$(3,683)	$51,514	$(31)	$71,809

Unaudited
Balance at January 1, 2014	$8,000	$5	$16,004	$(3,683)	$51,514	$(31)	$71,809
Net income	—	—	—	—	5,928	—	5,928
Other comprehensive income	—	—	—	—	—	333	333
Stock compensation expense, net of tax	—	—	110	—	—	—	110
Purchase of treasury stock (44,790 shares)	—	—	—	(812)	—	—	(812)
Cash dividends declared on preferred stock	—	—	—	—	(239)	—	(239)
Cash dividends declared on SBLF preferred stock	—	—	—	—	(113)	—	(113)
Proceeds from sale of common stock(44,790 shares)	—	—	506	—	—	—	506

Balance at September 30, 2014	$8,000	$5	$16,620	$(4,495)	$57,090	$302	$77,522

See accompanying notes to the consolidated financial statements.

COUNTY BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2014 and 2013 and

Years Ended December 31, 2013 and 2012

	Nine Months Ended September 30, (unaudited)		Years Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Cash flows from operating activities
Net income	$5,928	$5,892	$7,012	$7,634
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	461	342	462	528
Provision for loan losses	—	3,700	4,200	4,200
Realized loss (gain) on sales of other real estate owned	235	(634)	(737)	(673)
Write-down of other real estate owned	729	25	2,373	233
Realized loss (gain) on sales of premises and equipment	(1)	—	3	1
Realized gain on sales of securities available for sale	—	—	—	(354)
Increase in cash surrender value of bank owned life insurance	(213)	(222)	(296)	(304)
Deferred income tax expense (benefit)	872	(53)	(68)	(617)
Stock compensation expense	110	183	248	200
Net amortization of securities	374	375	491	229
Net change in:
Accrued interest receivable and other assets	48	(768)	(722)	(351)
Prepaid FDIC deposit	—	1,332	1,332	539
Loans held for sale	5,972	6,400	1,044	(5,543)
Loan servicing rights	(115)	(1,353)	(1,411)	(1,093)
Accrued interest payable and other liabilities	484	755	363	1,258

Net cash provided by operating activities	14,884	15,974	14,294	5,887
Cash flows from investing activities
Proceeds from maturities and calls of securities available for sale	8,352	9,320	12,719	9,806
Proceeds from sales of securities available for sale	—	—	—	7,273
Purchases of securities available for sale	(12,843)	(16,275)	(25,799)	(31,160)
Loan originations and principal collections, net	(23,928)	3,978	13,098	(47,665)
Proceeds from sales of premises and equipment	25	3	—	50
Purchases of premises and equipment	(979)	(567)	(998)	(1,044)
Proceeds from sales of other real estate owned	8,291	10,778	17,827	4,933

Net cash (used in) provided by investing activities	(21,081)	7,237	16,847	(57,807)
Cash flows from financing activities
Net increase in demand and savings deposits	24,580	2,803	22,820	65,829
Net decrease in certificates of deposits	(40,957)	(11,041)	(19,331)	(1,169)
Net change in other borrowings	(4,822)	(4,036)	(4,227)	3,806
Proceeds from FHLB Advances	5,000	—	2,300	2,150
Repayment of FHLB Advances	(5,000)	(3,000)	(5,300)	(126)
Proceeds from sale of treasury stock	—	—	—	9
Payments to acquire treasury stock	(812)	(315)	(913)	(1,966)
Proceeds from issuance of common stock	506	—	69	522
Proceeds from issuance of preferred stock	—	1,000	1,000	—
Dividends paid on preferred stock	(239)	(209)	(290)	(281)
Dividends paid on SBLF preferred stock	(113)	(113)	(150)	(225)

Net cash provided by (used in) financing activities	(21,857)	(14,911)	(4,022)	68,549

Net change in cash and cash equivalents	(28,054)	8,300	27,119	16,629
Cash and cash equivalents, beginning of period	71,780	44,661	44,661	28,032

Cash and cash equivalents, end of period	$43,726	$52,961	$71,780	$44,661

Supplemental disclosure of cash flow information Cash paid during the period for:
Interest	$5,674	$5,259	$8,732	$9,135
Income taxes paid	2,925	4,020	4,080	4,940

Noncash investing activities
Transfer from loans to other real estate owned	$1,321	$25,029	$25,029	$8,468
Loans charged off	218	6,049	6,438	1,520

See accompanying notes to the consolidated financial statements.

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of County Bancorp, Inc. (the “Company”) and its subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practice within the banking industry. The following is a description of the more significant of those policies.

Nature of Business and Significant Concentrations of Credit Risk

The Company is the sole shareholder of Investors Community Bank (“the Bank”). The Bank is the sole shareholder of ICB Investments Corp, a wholly-owned Nevada subsidiary and sole member of Investors Insurance Services, LLC and ABS 1, LLC, which are both Wisconsin limited liability companies. The Company commenced operations in May of 1996; the Bank commenced operations in March of 1997. The Nevada subsidiary commenced operations in 2001. In July of 2010, the Bank formed Investors Insurance Services, LLC for the sole purpose of protecting the Bank from liability risk when selling crop insurance. Selling crop insurance had historically been a business function performed within the Bank and is not a new service. In September of 2011, the Bank formed ABS 1, LLC, for the sole purpose of holding real estate and personal property for sale which was obtained through repossession.

The Bank provides a full range of banking and related financial services which includes real estate lending, business services, and agricultural finance to individual and corporate customers primarily located within the state of Wisconsin. The Bank’s primary source of revenue is providing loans to customers, who are predominantly engaged in dairy farming and commercial activities. Its primary deposit products are savings and term certificate accounts. The Bank is subject to competition from other financial institutions and is regulated by federal and state banking agencies and undergoes periodic examinations by those agencies.

The Company has no other significant activities other than ownership of the Bank. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in.

Agricultural loans, including agricultural operating, real estate and construction, represent 64%, 66% and 62% of our total loan portfolio at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. Commercial real estate, including commercial construction loans represent 20%, 18% and 20% of our total loan portfolio at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank’s wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company also has two wholly-owned subsidiaries, County Bancorp Statutory Trust II and Statutory Trust III that are both Delaware statutory trusts, which have not been consolidated in accordance with accounting guidance related to variable interest entities.

Basis of Presentation of Interim Financial Statements

The consolidated financial information included herein as of and for the periods ended September 30, 2014 and 2013 is unaudited. The accompanying unaudited consolidated financial statements included herein have been prepared by the Company in accordance with GAAP and pursuant to the rules and regulations of the Securities

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and Exchange Commission and reflect all adjustments which, in the opinion of management, are considered necessary for a fair presentation of the financial condition and results of operations for the periods presented. All adjustments made were of a normal and recurring nature. Operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Use of Estimates in Preparing Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of valuation of securities available for sale, the allowance for loan losses, loan servicing rights, other real estate owned, fair values of financial instruments, and deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within 90 days.

In the normal course of business, the Company maintains balances with correspondent banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to specified limits. Management believes these financial institutions have strong credit ratings and the credit risk related to these deposits is minimal.

Securities Available for Sale

Available for sale securities are carried at fair value with unrealized gains and losses excluded from earnings and reported separately in other comprehensive income (loss). The Company currently has no securities designated as trading or held-to-maturity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. They are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment in other comprehensive income (loss).

Declines in the fair value of individual available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The Company monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company’s intent and ability to hold the investment for a period of time sufficient to recover the temporary impairment. A decline in value due to a credit event that is considered other than temporary is recorded as a loss in non-interest income.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank of Chicago (the “FHLB”), is required to maintain an investment in the capital stock of the FHLB based on the level of borrowings and other factors, and may invest additional amounts. Based on the redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. It is periodically evaluated by management for impairment. Because it is viewed as a long term investment, impairment is based on ultimate recovery of par value. Both stock and cash dividends are reported as income.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Gains and losses on loan sales (sale proceeds minus carrying value) are recorded in non-interest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for unearned income and the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, non-refundable fees and direct loan origination costs on real estate and commercial loans are, in the opinion of management, insignificant and recognized as current income and are not accounted for as an adjustment of yield of the related loan categories.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses (hereinafter referred to as “allowance”) is an estimate of loan losses inherent in the Company’s loan portfolio. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after loan losses and loan growth. Loan losses are charged off against the allowance when the Company determines the loan balance to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance consists of two primary components, general reserves and specific reserves related to impaired loans. The general component covers non-impaired loans and is based on historical losses adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on a weighted average of the actual loss history experienced by the Company over the most recent four years. The Company places more emphasis, or weight, on the more current quarters in the loss history period. This actual loss experience is adjusted for economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. These factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is generally measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loans’ effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Under certain circumstances, the Company will provide borrowers relief through loan restructurings. A restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above. TDR concessions can include reduction of interest rates, extension of maturity dates, forgiveness of principal or interest due, or acceptance of other assets in full or partial satisfaction of the debt. Restructured loans can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Nonaccrual restructured loans are included and treated with other nonaccrual loans.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains a separate general valuation allowance for each portfolio segment. These portfolio segments include agricultural, commercial, commercial real estate, residential real estate, installment and consumer other with risk characteristics described as follows:

Agricultural: Agricultural loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Commercial: Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Commercial Real Estate: Commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations.

Residential Real Estate: The degree of risk in residential mortgage and home equity lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers’ capacity to repay their obligations may be deteriorating.

Installment and Consumer Other: The installment and consumer other loan portfolio is usually comprised of a large number of small loans. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate the borrowers’ capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the board of directors reviews the adequacy of the allowance, including consideration of the relevant risks in the portfolio, current economic conditions and other factors. If the board of directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company’s primary regulator reviews the adequacy of the allowance. The regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Bank Premises and Equipment

Land is carried at cost. Bank premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed on the straight line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any recognized gain or loss is reflected

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and improvements are capitalized and a deduction is made from the property accounts for retirements of capitalized renewals or improvements. Gains and losses on dispositions are included in current operations.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded. The Company maintains a separate allowance for off balance sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off balance sheet commitments is included in other liabilities.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Loan Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. The Company subsequently measures each class of servicing asset using the amortization method. Under the amortization method, servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter-to-quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the servicing right and may result in a reduction to non-interest income.

Servicing assets measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measure of the impairment.

Changes in the valuation allowances are reported with loan servicing fees on the income statement. Fair value in excess of the carrying amount of servicing assets for that stratum is not recognized.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of loan servicing rights is netted against loan servicing fee income.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

Impairment losses on assets to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. The evaluation of impairment is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company’s financial statements. Costs of significant asset improvements are capitalized, whereas costs relating to holding assets are expensed. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

Cash Surrender Value of Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized, if lower.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not the some portion or all of the deferred tax asset will not be realized.

The Company files income taxes returns in the U.S. federal jurisdiction and in the state of Wisconsin. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

The Company recognizes interest and penalties on income taxes as a component of other non-interest expense.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income.

Equity Incentive Plan

Stock compensation accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Treasury shares are not deemed outstanding for earnings per share calculations.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Advertising Costs

Advertising costs are expensed as incurred.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 18. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock Split

On April 1, 2014, the board of directors approved a 10-for-1 stock split of the Company’s common stock effective April 4, 2014. The accompanying financial statements give effect to this stock split.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segments

The Company’s operations consist of one segment called community banking.

New Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-04, Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Foreclosure. The update clarifies when an in substance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. This update will be effective for annual periods beginning after December 31, 2015 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). This update is the culmination of efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”) and creates a new Topic 606—Revenue from Contracts with Customers. ASU 2014-09 supersedes Topic 605—Revenue Recognition and most industry-specific guidance. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. The guidance in ASU 2014-09 describes a 5-step process entities can apply to achieve the core principle or revenue recognition and requires disclosures sufficient to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers and the significant judgments used in determining that information. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and early application is not allowed. The Company is currently evaluating the effects of ASU 2014-09 on its financial statements and disclosures, if any.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not result in any changes to previously reported net income or shareholders’ equity.

NOTE 2—RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At September 30, 2014 (unaudited), December 31, 2013 and 2012, these reserve balances amounted to $4,942,000, $4,306,000 and $2,737,000, respectively.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 3—SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(dollars in thousands)
September 30, 2014 (unaudited)
U.S. government and agency securities	$2,006	$3	$—	$2,009
Municipal securities	39,186	349	(61)	39,474
Mortgage-backed securities	35,983	444	(237)	36,190

	$77,175	$796	$(298)	$77,673

December 31, 2013
U.S. government and agency securities	$2,008	$9	$—	$2,017
Municipal securities	33,449	418	(132)	33,735
Mortgage-backed securities	37,601	435	(781)	37,255

	$73,058	$862	$(913)	$73,007

December 31, 2012
U.S. government and agency securities	$3,458	$4	$—	$3,462
Municipal securities	28,858	685	(41)	29,502
Mortgage-backed securities	28,154	992	(12)	29,134

	$60,470	$1,681	$(53)	$62,098

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 3—SECURITIES AVAILABLE FOR SALE (Continued)

The amortized cost and fair value of securities at September 30, 2014 and December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(dollars in thousands)
September 30, 2014 (unaudited)
Due in one year or less	$3,059	$3,070
Due from one to five years	37,623	37,891
Due from five to ten years	510	522
Due after ten years	—	—
Mortgage-backed securities	35,983	36,190

Total	$77,175	$77,673

December 31, 2013
Due in one year or less	$4,714	$4,769
Due from one to five years	28,239	28,493
Due from five to ten years	2,504	2,489
Due after ten years	—	—
Mortgage-backed securities	37,601	37,256

Total	$73,058	$73,007

There were no sales for realized gains or losses for the nine months ended September 30, 2014 and 2013 (unaudited) and for the year ended December 31, 2013 of securities available for sale. For the year ended December 31, 2012, proceeds from sales of securities available for sale amounted to $7,273,000, and gross realized gains amounted to $354,000.

At September 30, 2014 (unaudited), December 31, 2013 and 2012, the carrying amount of securities pledged to secure the FHLB advances was $12,338,000, $9,142,000 and $7,300,000, respectively, in addition to the FHLB stock. At September 30, 2014 (unaudited), December 31, 2013 and 2012, the carrying amount of securities pledged to secure the Federal Reserve Bank Line of Credit was $17,912,000, $18,277,000 and $19,243,000, respectively.

Temporarily Impaired Securities

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2014, December 31, 2013 and 2012.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 3—SECURITIES AVAILABLE FOR SALE (Continued)

Securities available for sale that have been in a continuous unrealized loss position are as follows:

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)
September 30, 2014 (Unaudited)
Municipal securities	$6,844	$(31)	$3,748	$(30)	$10,592	$(61)
Mortgage-backed securities	4,470	(18)	14,011	(219)	18,481	(237)

Total debt securities	$11,314	$(49)	$17,759	$(249)	$29,073	$(298)

December, 31, 2013
Municipal securities	$10,132	$(126)	$976	$(6)	$11,108	$(132)
Mortgage-backed securities	22,024	(670)	2,890	(111)	24,914	(781)

Total debt securities	$32,156	$(796)	$3,866	$(117)	$36,022	$(913)

December 31, 2012
Municipal securities	$8,284	$(41)	$—	$—	$8,284	$(41)
Mortgage-backed securities	3,400	(12)	—	—	3,400	(12)

Total debt securities	$11,684	$(53)	$—	$—	$11,684	$(53)

The unrealized loss on the investments at September 30, 2014 (unaudited) and December 31, 2013 and 2012 is due to normal fluctuations and pricing inefficiencies. The contractual terms of the investments do not permit the issuers to settle the securities at a price less than the amortized cost basis of the investment. Because the Company does not intend to sell the investments and it is not more-likely-than-not that the Company will be required to sell the investments before recovery of the amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at September 30, 2014 (unaudited), December 31, 2013 or 2012.

Other-Than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interest in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interest in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses debt and equity securities impairment model.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 3—SECURITIES AVAILABLE FOR SALE (Continued)

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. Economic models are used to determine whether an other-than-temporary impairment has occurred on these securities. While all securities are considered, the securities primarily impacted by other-than-temporary impairment testing are private-label mortgage-backed securities. For each private-label mortgage-backed security in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis) an extensive, regular review is conducted to determine if an other-than-temporary impairment has occurred, Various inputs to the economic models are used to determine if an unrealized loss is other-than-temporary. The most significant inputs are the default rate and the severity of the decline in value. Other inputs may include the actual collateral attributes, which include geographic concentrations, credit ratings, and other performance indicators of the underlying assets.

At September 30, 2014 (unaudited) 38 debt securities had unrealized losses with aggregate depreciation of 1.02% from the Company’s amortized cost basis. At December 31, 2013, 39 debt securities had unrealized losses with aggregate depreciation of 2.47% from the Company’s amortized cost basis. These unrealized losses related principally to GNMA mortgage-backed and municipal debt securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management has the intent and ability to hold debt security until maturity, for the foreseeable future if classified as available for sale, the decline is not deemed to be other-than-temporary.

NOTE 4—LOANS

The components of loans were as follows:

	September 30, 2014	December 31,

	(unaudited)	2013	2012
	(dollars in thousands)
Agricultural loans	$376,737	$375,240	$381,893
Commercial real estate loans	120,542	102,645	123,499
Commercial loans	52,172	51,008	57,928
Residential real estate loans	41,812	39,901	49,050
Installment and consumer other	360	344	1,120

Total loans	591,623	569,138	613,490
Allowance for loan losses	(10,374)	(10,495)	(12,521)

Loans, net	$581,249	$558,643	$600,969

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans at September 30, 2014, December 31, 2013 and 2012:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Loans Not Past Due	Total Loans
	(dollars in thousands)
September 30, 2014 (Unaudited)
Agricultural loans	$15	$—	$210	$225	$376,512	$376,737
Commercial real estate loans	180	—	4,397	4,577	115,965	120,542
Commercial loans	—	—	3,938	3,938	48,234	52,172
Residential real estate loans	—	16	510	526	41,286	41,812
Installment and consumer other	—	—	—	—	360	360

Total	$195	$16	$9,055	$9,266	$582,357	$591,623

December 31, 2013
Agricultural loans	$68	$—	$400	$468	$374,772	$375,240
Commercial real estate loans	—	—	326	326	102,319	102,645
Commercial loans	—	—	1,826	1,826	49,182	51,008
Residential real estate loans	123	121	2,083	2,327	37,574	39,901
Installment and consumer other	—	—	—	—	344	344

Total	$191	$121	$4,635	$4,947	$564,191	$569,138

December 31, 2012
Agricultural loans	$32	$—	$927	$959	$380,934	$381,893
Commercial real estate loans	—	1,567	1,060	2,627	120,872	123,499
Commercial loans	318	—	3,205	3,523	54,405	57,928
Residential real estate loans	—	—	1,221	1,221	47,829	49,050
Installment and consumer other	—	—	—	—	1,120	1,120

Total	$350	$1,567	$6,413	$8,330	$605,160	$613,490

The following table lists information on nonaccrual, restructured, and certain past due loans:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Nonaccrual loans, 90 days or more past due	$9,055	$4,635	$6,413
Nonaccrual loans, 30-89 days past due	—	207	1,575
Nonaccrual loans, less than 30 days past due	3,495	1,215	3,224
Restructured loans not on nonaccrual status	918	4,020	5,147
90 days or more past due and still accruing	—	—	—

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

The following table presents the recorded investment in nonaccrual and loans past due over 90 days on accrual by class of loan:

	September 30, 2014	December 31,
	(unaudited)	2013	2012
	(dollars in thousands)
Agricultural loans	$1,275	$1,076	$1,374
Commercial loans	3,939	1,826	3,213
Commercial real estate loans	5,234	326	5,404
Residential real estate loans	2,102	2,828	1,221

Total	$12,550	$6,056	$11,212

All nonaccrual loans are considered to be impaired. Total loans considered impaired and their related reserve balances are as follows:

	September 30, 2014	December 31,
	(unaudited)	2013	2012
	(dollars in thousands)
Impaired loans without a specific allowance	$5,788	$7,352	$4,999
Impaired loans with a specific allowance	31,371	44,933	52,544

Total impaired loans	$37,159	$52,285	$57,543

Specific allowance related to impaired loans	$3,704	$3,096	$5,151

The average recorded investment in total impaired loans for the nine months ended September 30, 2014 (unaudited) amounted to approximately $44,722,000. The average recorded investment in total impaired loans for the years ended December 31, 2013 and 2012 amounted to approximately $54,914,000 and $78,616,000, respectively. Interest income recognized on total impaired loans for the nine months ended September 30, 2014 and 2013 (unaudited) amounted to approximately $2,068,000 and $2,577,000, respectively. Interest income recognized on total impaired loans for the years ended December 31, 2013 and 2012 amounted to approximately $3,436,000 and $4,303,000, respectively. For nonaccrual loans included in impaired loans, the interest income that would have been recognized had those loans been performing in accordance with their original terms would have been approximately $644,000 and $373,000 for the nine months ended September 30, 2014 and 2013 (unaudited), respectively, and $497,000 and $797,000 for the years ended December 31, 2013 and 2012, respectively.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

The following tables present loans individually evaluated for impairment by class of loans at September 30, 2014, December 31, 2013 and 2012:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
	(dollars in thousands)
September 30, 2014 (unaudited)
With no related allowance:
Agricultural loans	$4,140	$4,140	$—
Commercial real estate loans	856	627	—
Commercial loans	301	301	—
Residential real estate loans	2,109	720	—

	7,406	5,788	—

With an allowance recorded:
Agricultural loans	11,562	11,904	388
Commercial real estate loans	8,922	8,849	721
Commercial loans	7,270	6,356	2,209
Residential real estate loans	4,880	4,262	386

	32,634	31,371	3,704

Total	$40,040	$37,159	$3,704

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
	(dollars in thousands)
December 31, 2013
With no related allowance:
Agricultural loans	$3,756	$3,756	$—
Commercial loans	2,158	1,715	—
Commercial real estate loans	1,585	1,196	—
Residential real estate loans	2,074	685	—

	9,573	7,352	—

With an allowance recorded:
Agricultural loans	25,527	25,527	268
Commercial loans	9,359	9,047	1,637
Commercial real estate loans	5,189	5,189	833
Residential real estate loans	5,563	5,170	358

	45,638	44,933	3,096

Total	$55,211	$52,285	$3,096

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
	(dollars in thousands)

December 31, 2012
With no related allowance:
Agricultural loans	$1,217	$1,039	$—
Commercial loans	1,306	1,116	—
Commercial real estate loans	3,022	2,698	—
Residential real estate loans	248	146	—

	5,793	4,999	—

With an allowance recorded:
Agricultural loans	27,685	27,685	375
Commercial loans	10,022	9,995	1,709
Commercial real estate loans	11,002	10,518	2,328
Residential real estate loans	5,736	4,346	739

	54,445	52,544	5,151

Total	$60,238	$57,543	$5,151

Changes in the allowance for loan losses are as follows:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Balance, beginning of year	$10,495	$12,521	$9,090
Provision for loan losses	—	4,200	4,200
Loans charged off	(218)	(6,438)	(1,520)
Recoveries	97	212	751

Balance, end of period	$10,374	$10,495	$12,521

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

Changes in the allowance for loan losses by portfolio segment were as follows:

	September 30, 2014 (unaudited)
	Beginning Balance	Provision for Loan Losses	Loans Charged Off	Loan Recoveries	Ending Balance
	(dollars in thousands)
Agricultural loans	$3,144	$257	$(115)	$17	$3,303
Commercial real estate loans	3,254	(199)	—	61	3,116
Commercial loans	2,172	531	(103)	18	2,618
Residential real estate loans	1,819	(222)	—	—	1,597
Installment and consumer other	3	—	—	1	4
Unallocated	103	(367)	—	—	(264)

Total	$10,495	$—	$(218)	$97	$10,374

	December 31, 2013
	Beginning Balance	Provision for Loan Losses	Loans Charged Off	Loan Recoveries	Ending Balance
	(dollars in thousands)
Agricultural loans	$3,333	$(205)	$—	$16	$3,144
Commercial real estate loans	4,838	1,592	(3,361)	185	3,254
Commercial loans	2,283	18	(132)	3	2,172
Residential real estate loans	1,755	3,001	(2,945)	8	1,819
Installment and consumer other	13	(10)	—	—	3
Unallocated	299	(196)	—	—	103

Total	$12,521	$4,200	$(6,438)	$212	$10,495

	December 31, 2012
	Beginning Balance	Provision for Loan Losses	Loans Charged Off	Loan Recoveries	Ending Balance
	(dollars in thousands)
Agricultural loans	$1,946	$1,315	$—	$72	$3,333
Commercial real estate loans	3,766	1,864	(1,144)	352	4,838
Commercial loans	1,315	766	(94)	296	2,283
Residential real estate loans	1,954	51	(282)	32	1,755
Installment and consumer other	7	7	—	(1)	13
Unallocated	102	197	—	—	299

Total	$9,090	$4,200	$(1,520)	$751	$12,521

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

The following table presents the balances in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method at:

	September 30, 2014 (unaudited)
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(dollars in thousands)
Allowance for loan losses:
Agricultural loans	$388	$2,915	$3,303
Commercial real estate loans	721	2,395	3,116
Commercial loans	2,209	409	2,618
Residential real estate loans	386	1,211	1,597
Installment and consumer other	—	4	4
Unallocated	—	(264)	(264)

Total ending allowance for loan losses	3,704	6,670	10,374

Loans:
Agricultural loans	16,044	360,693	376,737
Commercial real estate loans	9,476	111,066	120,542
Commercial loans	6,657	45,515	52,172
Residential real estate loans	4,982	36,830	41,812
Installment and consumer other	—	360	360

Total loans	37,159	554,464	591,623

Net loans	$33,455	$547,794	$581,249

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

	December 31, 2013
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(dollars in thousands)
Allowance for loan losses:
Agricultural loans	$268	$2,876	$3,144
Commercial real estate loans	833	2,421	3,254
Commercial loans	1,637	535	2,172
Residential real estate loans	358	1,461	1,819
Installment and consumer other	—	3	3
Unallocated	—	103	103

Total ending allowance for loan losses	3,096	7,399	10,495

Loans:
Agricultural loans	29,283	345,957	375,240
Commercial real estate loans	6,385	96,260	102,645
Commercial loans	10,762	40,246	51,008
Residential real estate loans	5,855	34,046	39,901
Installment and consumer other	—	344	344

Total loans	52,285	516,853	569,138

Net loans	$49,189	$509,454	$558,643

	December 31, 2012
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
	(dollars in thousands)
Allowance for loan losses:
Agricultural loans	$375	$2,958	$3,333
Commercial real estate loans	2,328	2,510	4,838
Commercial loans	1,709	574	2,283
Residential real estate loans	739	1,016	1,755
Installment and consumer other	—	13	13
Unallocated	—	299	299

Total ending allowance for loan losses	5,151	7,370	12,521

Loans:
Agricultural loans	28,724	353,169	381,893
Commercial real estate loans	13,216	110,283	123,499
Commercial loans	11,111	46,817	57,928
Residential real estate loans	4,492	44,558	49,050
Installment and consumer other	—	1,120	1,120

Total loans	57,543	555,947	613,490

Net loans	$52,392	$548,577	$600,969

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

Troubled Debt Restructurings

The Company has allocated $589,000, $506,000 and $1,062,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. The Company has no additional lending commitments at December 31, 2013 and 2012 to customers with outstanding loans that are classified as troubled debt restructurings.

A TDR on nonaccrual status is classified as a nonaccrual loan until evaluation supports reasonable assurance of repayment and of performance according to the modified terms of the loan. Once this assurance is reached, the TDR is classified as a restructured loan. At September 30, 2014 (unaudited) there were $4,094,000 TDR loans, of which $3,176,000 were classified as nonaccrual and $918,000 were classified as restructured and accruing. At December 31, 2013, there were $7,015,000 TDR loans, of which $2,995,000 were classified as nonaccrual and $4,020,000 were classified as restructured and accruing. There were no unfunded commitments on these loans. There were no unfunded commitments on these loans. At December 31, 2012, there were $7,788,000 TDR loans, of which $2,641,000 were classified as nonaccrual and $5,147,000 were classified as restructured and accruing and there were no unfunded commitments on these loans.

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Company analyzes agricultural, commercial, and commercial real estate loans individually by classifying the credits as to credit risk. The process of analyzing loans for changes in risk rating is ongoing through routine monitoring of the portfolio and annual internal credit reviews for credits with total exposure in excess of $300,000. The Company uses the following definitions for credit risk ratings:

Sound. Credits classified as sound show very good probability of ongoing ability to meet and/or exceed obligations.

Acceptable. Credits classified as acceptable show a good probability of ongoing ability to meet and/or exceed obligations.

Satisfactory. Credits classified as satisfactory show fair probability of ongoing ability to meet and/or exceed obligations.

Watch. Credits classified as watch show some questionable probability of ongoing ability to meet and/or exceed obligations.

Special Mention. Credits classified as special mention show potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loans or of the institution’s credit position at some future date.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

Substandard. Credits classified as substandard generally have well-defined weaknesses that jeopardize the repayment of the debt. They have a distinct possibility that a loss will be sustained if the deficiencies are not corrected.

Doubtful. Credits classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable.

The Company categorizes residential real estate, installment and consumer other loans as satisfactory at the time of origination based on information obtained as to the ability of the borrower(s) to service their debt, such as current financial information, employment status and history, historical payment experience, credit scores and type and amount of collateral among other factors. The Company updates relevant information on these types of loans at the time of refinance, troubled debt restructuring or other indications of financial difficulty, downgrading as needed using the same category descriptions as for agricultural, commercial, and commercial real estate loans. In addition, the Company further considers current payment status as an indicator of which risk category to assign the borrower.

The greater the level of deteriorated risk as indicated by a loan’s assigned risk category, the greater the likelihood a loss will occur in the future. If the loan is impaired then the loan loss reserves for the loan is recorded at the loss level of impairment. If the loan is not impaired, then its loan loss reserves are determined by the application of a loss rate that increases with risk in accordance with the allowance for loan loss analysis.

Based on the most recent analysis performed by management, the risk category of loans by class of loans is as follows:

	As of September 30, 2014 (unaudited)
	Sound/ Acceptable/ Satisfactory	Watch	Special Mention	Substandard	Total Loans
	(dollars in thousands)
Agricultural loans	$306,434	$54,259	$4,695	$11,349	$376,737
Commercial real estate loans	86,935	24,131	1,903	7,573	120,542
Commercial loans	38,309	7,206	695	5,962	52,172
Residential real estate loans	30,056	6,774	2,818	2,164	41,812
Installment and consumer other	360	—	—	—	360

Total	$462,094	$92,370	$10,111	$27,048	$591,623

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 4—LOANS (Continued)

	As of December 31, 2013
	Sound/ Acceptable/ Satisfactory	Watch	Special Mention	Substandard	Total Loans
	(dollars in thousands)
Agricultural loans	$307,673	$39,004	$21,244	$7,319	$375,240
Commercial real estate loans	67,259	25,604	2,719	7,063	102,645
Commercial loans	32,300	11,280	1,023	6,405	51,008
Residential real estate loans	27,598	5,993	3,117	3,193	39,901
Installment and consumer other	344	—	—	—	344

Total	$435,174	$81,881	$28,103	$23,980	$569,138

	As of December 31, 2012
	Sound/ Acceptable/ Satisfactory	Watch	Special Mention	Substandard	Total Loans
	(dollars in thousands)
Agricultural loans	$267,632	$82,518	$21,180	$10,563	$381,893
Commercial real estate loans	59,043	50,199	6,711	7,546	123,499
Commercial loans	34,406	13,118	7,351	3,053	57,928
Residential real estate loans	27,418	16,837	3,060	1,735	49,050
Installment and consumer other	1,104	12	—	4	1,120

Total	$389,603	$162,684	$38,302	$22,901	$613,490

NOTE 5—PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	September 30, 2014, (unaudited)	December 31		Estimated Useful Life
		2013	2012
	(dollars in thousands)
Land	$896	$275	$275	N/A
Bank premises	3,714	3,711	3,433	35-40 years
Furniture, fixtures, and equipment	3,389	3,583	2,946	3-7 years

	7,999	7,569	6,654
Accumulated depreciation	(3,270)	(3,334)	(2,952)

	$4,729	$4,235	$3,702

Depreciation expense charged to operations for the nine months ended September 30, 2014 and 2013 (unaudited) totaled $461,000 and $342,000, respectively. Depreciation expense charged to operations for the years ended December 31, 2013 and 2012 totaled $462,000 and $528,000, respectively.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 6—LOAN SERVICING RIGHTS

Loans serviced for others are not included in the accompanying consolidated balance sheets. The risks inherent in servicing assets relate primarily to changes in prepayments that result from shifts in interest rates. The unpaid principal balances of mortgage and other loans serviced for others were $415,165,000, $414,129,000, and $362,974,000 at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

The fair values of these rights were $9,873,000, $9,438,000 and $7,664,000 respectively. The fair value of servicing rights was determined using an assumed discount rate of 10 percent and prepayment speeds primarily ranging from 4 percent to 9 percent, depending upon the stratification of the specific right, and nominal anticipated credit losses.

The following summarizes servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances:

	September 30, 2014	December 31,
	(unaudited)	2013	2012
	(dollars in thousands)
Loan servicing rights:
Balance at beginning of period	$7,529	$6,117	$5,024
Additions	2,574	4,592	3,694
Disposals	(983)	(1,363)	(2,173)
Amortization	(1,476)	(1,817)	(428)

Balance at end of period	$7,644	$7,529	$6,117

NOTE 7—OTHER REAL ESTATE OWNED

Changes in other real estate owned are as follows:

	September 30, 2014	December 31,
	(unaudited)	2013	2012
	(dollars in thousands)
Balance at beginning of period	$16,083	$10,517	$6,543
Assets foreclosed	1,321	25,029	8,467
Write-down of other real estate owned	(729)	(2,373)	(233)
Net gain (loss) on sales of other real estate owned	(235)	737	673
Proceeds from sales of other real estate owned	(8,291)	(17,827)	(4,933)

Balance at end of period	$8,149	$16,083	$10,517

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 7—OTHER REAL ESTATE OWNED (Continued)

Expenses applicable to other real estate owned include the following:

Net loss (gain) on sales of other real estate owned	235	$(737)	$(673)
Write-down of other real estate owned	729	2,373	233
Operating expenses, net of rental income	175	581	640

	$1,139	$2,217	$200

NOTE 8—DEPOSITS

Deposits are summarized as follows:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Demand deposits	$63,825	$57,231	$54,276
Savings	144,359	126,373	106,509
Certificates of deposit	391,747	432,704	452,034

Total deposits	$599,931	$616,308	$612,819

The scheduled maturities of certificates of deposit are as follows:

	September 30, 2014 (unaudited)	December 31, 2013
	(dollars in thousands)
1 year or less	$186,734	$156,586
1 to 2 years	82,088	124,602
2 to 3 years	73,391	55,183
3 to 4 years	35,086	78,798
Over 4 years	14,448	17,535

	$391,747	$432,704

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 9—ADVANCES FROM FHLB AND OTHER BORROWINGS

The Bank had advances outstanding from the FHLB in the amount of $22,000,000, $22,000,000 and $25,000,000 on September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. These advances, rate and maturities are as follows:

Loan Type	Maturity	Rate	September 30, 2014 (unaudited)	December 31,
				2013	2012
Fixed rate, fixed term	04/22/2013	1.95%	$—	$—	$2,300
Fixed rate, fixed term	09/16/2013	1.26%	—	—	3,000
Fixed rate, fixed term	03/19/2014	3.00%	—	5,000	5,000
Fixed rate, fixed term	07/16/2015	3.59%	2,000	2,000	2,000
Fixed rate, fixed term	08/25/2015	1.79%	1,000	1,000	1,000
Fixed rate, fixed term	08/25/2015	1.89%	2,000	2,000	2,000
Fixed rate, fixed term	11/09/2015	0.44%	1,750	1,750	1,750
Fixed rate, fixed term	06/28/2016	0.96%	2,150	2,150	2,150
Fixed rate, fixed term	03/15/2017	1.46%	2,000	2,000	2,000
Fixed rate, fixed term	11/15/2017	0.95%	3,800	3,800	3,800
Fixed rate, fixed term	04/23/2018	1.07%	2,300	2,300	—
Fixed rate, fixed term	08/14/2019	1.77%	2,000	—	—
Fixed rate, fixed term	08/16/2021	2.29%	3,000	—	—

Total Advances from FHLB			$22,000	$22,000	$25,000

The terms of security agreements with FHLB require the Bank to pledge collateral for their respective borrowings. The collateral consists of qualifying first mortgage loans, certain securities available for sale, and all stock in FHLB.

In addition to the borrowings summarized above, the Bank has an irrevocable letter of credit with FHLB dated September 14, 2009, totaling $600,000 at September 30, 2014 (unaudited), December 31, 2013 and 2012, and an irrevocable letter of credit with the FHLB dated June 20, 2010 totaling $4,136,000, $4,474,000 and $4,634,000 at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. There was no amount outstanding under these letters of credit as of September 30, 2014, December 31, 2013 or 2012. The letters of credit expire on September 13, 2019 and July 15, 2018, respectively.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 9—ADVANCES FROM FHLB AND OTHER BORROWINGS (Continued)

Future maturities of borrowings are as follows:

	September 30, 2014 (unaudited)	December 31, 2013
	(dollars in thousands)
1 year or less	$5,000	$5,000
1 to 2 years	3,900	6,750
2 to 3 years	2,000	2,150
3 to 4 years	6,100	5,800
Over 4 years	5,000	2,300

	$22,000	$22,000

As of September 30, 2014 (unaudited), December 31, 2013 and 2012, the Bank also had a $50,000,000 line-of-credit available with the Federal Reserve Bank of Chicago. Borrowings under this line of credit are limited by the amount of securities pledged by the Bank as collateral, which totaled $17,912,000 and $18,278,000 and $19,243,000 at September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

We also have other borrowings as a result of sold loans that do not qualify for sale accounting. These agreements are recorded as financing transactions as we maintain effective control over the transferred loans. The dollar amount of the loans underlying the sale agreements continues to be carried in our loan portfolio and the transfer is reported as a secured borrowing with pledge of collateral.

The following table sets forth information concerning balances and interest rates on other borrowings as of and for the periods indicated.

	For the Nine Months Ended September 30, (unaudited)		For the Years Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Other Borrowings:
Balance outstanding at end of period	$9,347	$14,360	$14,169	$18,396
Average amount outstanding during the period	12,377	18,587	17,498	11,883
Maximum amount outstanding at any month end	14,063	24,770	24,770	19,230
Weighted average interest rate during the period	4.99%	4.96%	4.96%	4.99%
Weighted average interest rate at end of period	4.99%	4.96%	4.96%	4.99%

NOTE 10—SUBORDINATED DEBENTURES AND SBLF PREFERRED STOCK

In September 2005 and June 2006, the Company formed wholly owned subsidiary business trusts, County Bancorp Statutory Trust II (“Trust II”) and Statutory Trust III (“Trust III”) (together, the “Trusts”), which are both Delaware statutory trusts, for the purpose of issuing capital securities which qualify as Tier 1 capital of the

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 10—SUBORDINATED DEBENTURES AND SBLF PREFERRED STOCK (Continued)

Company. Trust II issued at par $6.0 million of floating rate capital securities in an exempt offering. The capital securities are nonvoting, mandatorily redeemable in 2035, and guaranteed by the Company. Trust III issued at par $6.0 million of floating rate capital securities in an exempt offering. The capital securities are nonvoting, mandatorily redeemable in 2036, and guaranteed by the Company.

The capital securities carry an interest rate identical to that of the related debentures. In Trust II, holders of capital securities are entitled to receive cumulative cash distributions, at a rate of 6.1% through September 2015, and a rate based on the three month LIBOR plus 1.53% thereafter through maturity. In Trust III, holders of capital securities are entitled to receive cumulative cash distributions, at a rate based on the three month LIBOR plus 1.69% through maturity, which was 1.92% as of September 30, 2014.

The distribution rate payable on the capital securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events in default, to defer payments of interest on the debentures at any time by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity dates of the debentures. The capital securities are subject to mandatory redemption upon payment of the debentures. Trust II and III mature on September 15, 2035 and June 15, 2036, respectively, may be called not earlier than September 15, 2015 and June 15, 2016, respectively, if certain conditions are met, or at any time within 180 days following the occurrence and continuation of certain changes in either tax treatment or the capital treatment of Trust II and Trust III, the debentures, or the capital securities. If the debentures are redeemed before they mature, the redemption price will be the principal amount plus any accrued but unpaid interest. The Company has the right to terminate Trust II and Trust III and cause the debentures to be distributed to the holders of the capital securities in liquidation of such Trusts.

The Company owns all of the outstanding common securities of Trust II and Trust III. The Trusts used the proceeds from the issuance of their capital securities to buy floating rate junior subordinated deferrable interest debentures (“debentures”) issued by the Company. These debentures are the Trusts’ only assets and interest payments from these debentures finance the distributions paid on the capital securities. These debentures are unsecured, rank junior, and are subordinate in the right of payment to all senior debt of the Company.

The capital securities of Trust II and Trust III have been structured to qualify as Tier 1 capital for regulatory purposes. However, the securities cannot be used to constitute more than 25 percent of the Company’s “core” Tier 1 capital according to regulatory requirements. The Company utilized the proceeds of the Trust II issuances for general corporate purposes and Trust III issuances to redeem the securities of County Bancorp Statutory Trust I.

The Small Business Lending Fund (SBLF) Preferred Stock qualifies as Tier 1 capital and will accrue noncumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, fluctuated on a quarterly basis during the first 10 quarters during which the preferred stock was outstanding, based upon changes in the level of “Qualified Small Business Lending” (“QSBL”), by the Company’s subsidiary bank. The dividend rate was based upon the percentage change in QSBL between each dividend period and the baseline QSBL level, as determined in accordance with

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 10—SUBORDINATED DEBENTURES AND SBLF PREFERRED STOCK (Continued)

the Purchase Agreement. Beginning with the fourth quarter of 2013, the dividend rate was fixed at an annualized 1.00% through the fourth quarter of 2015. If the SBLF Preferred Stock remains outstanding in the first quarter of 2016, the dividend rate will be fixed at 9%. Such dividends are not cumulative, but the Company may only declare and pay dividends on its common stock (or any other equity securities junior to the SBLF Preferred Stock) if it has declared and paid dividends for the current dividend period on the SBLF Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.

The Company may redeem the shares of SBLF Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the liquidation amount per share ($1,000 per share) and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the Company’s primary federal banking regulator. The terms of the SBLF Preferred Stock impose limits on the ability of the Company to pay dividends and repurchase shares of common stock. Under the terms of the SBLF Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the SBLF Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the SBLF Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach.

NOTE 11—INCOME TAXES

Allocation of income tax expense between current and deferred portions consists of the following for:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Current
Federal income tax	$2,185	$3,325	$4,178
State income tax	546	883	1,040

Total current	2,731	4,208	5,218
Deferred income tax expense (benefit)	872	(68)	(617)

Total	$3,603	$4,140	$4,601

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 11—INCOME TAXES (Continued)

The reasons for the difference between income tax expense and the amount computed by applying the statutory tax rates to income before taxes are as follows:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Statutory federal tax rate	34%	34%	34%

Income tax at statutory federal rate	$3,240	$3,792	$4,160
Increase (reduction) resulting from:
State income taxes, net of federal income tax benefit	625	583	686
Tax exempt interest	(177)	(217)	(191)
Increase in cash surrender value	(72)	(101)	(103)
Other	(13)	83	49

Income tax expense	$3,603	$4,140	$4,601

Effective tax rate	38%	37%	38%

The components of the net deferred tax asset are as follows:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Deferred tax assets:
Management salary continuation accrued	$706	$647	$564
Allowance for loan losses	4,082	3,781	4,579
Deferred compensation	370	384	259
Interest on nonaccrual loans	156	42	95
Other real estate owned	708	1,804	496
Available for sale investment securities	—	20	—
Other	186	161	134

Total deferred tax assets	6,208	6,839	6,127
Deferred tax liabilities:
Loan servicing rights	3,008	2,962	2,407
Depreciation and amortization	207	268	294
FHLB stock dividend	106	106	106
Available for sale investment securities	196	—	641
Other	456	180	85

Total deferred tax liabilities	3,973	3,516	3,533

Net deferred tax asset	$2,235	$3,323	$2,594

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 12—OFF-BALANCE SHEET ACTIVITIES

Credit-Related Financial Instruments

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Financial instruments, whose contract amount represents credit risk as of December 31, were as follows:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Commitments to extend credit and unused lines of credit, including unused credit card lines	$229,791	$136,873	$96,477
Standby letters of credit	4,907	4,803	4,376

Commitments to extend credit are agreements to lend funds to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually collateralized and contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the payment or the performance of a Bank customer to a third party. Both standby and performance letters of credit are generally issued for terms of one to four years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting these commitments.

NOTE 13—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivative Loan Commitments

Loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. The Company enters into commitments to fund loans at specified

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 13—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

times in the future, with the intention that these loans will subsequently be sold in the secondary market. A loan commitment binds the Company to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

Outstanding derivative loan commitments expose the Company to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the rate lock to funding of the loan due to increases in interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases. The notional amount of interest rate lock commitments was $-0- at September 30, 2014 (unaudited), December 31, 2013 and 2012.

Collateral Requirements

To reduce credit risk related to the use of derivatives financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company’s credit evaluation of the customer. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or re-pledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

NOTE 14—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering substantially all employees. The Company’s contributions are based upon the discretion of the board of directors. Total expense for the nine months ended September 30, 2014 and 2013 (unaudited) was $345,000 and $355,000, respectively, and for the years ended December 31, 2013 and 2012 was $475,000 and $420,000, respectively.

On May 1, 2006, the Company entered into salary continuation agreements with five key employees. Under these agreements, the key employees will receive $60,000 per year beginning on their retirement age, defined as age 65, and continuing for 15 years.

During 2011, the Company entered into salary continuation agreements with two additional key employees. Under these agreements, the key employees will receive amounts ranging between $36,000 and $60,000 annually, depending on their age at retirement, commencing upon retirement and continuing for 15 years.

As of September 30, 2014 (unaudited), December 31, 2013 and 2012, respectively, the Company had accrued $1,795,000, $1,643,000 and $1,434,000 in conjunction with these salary continuation agreements.

NOTE 15—EQUITY INCENTIVE PLAN

Under the Company’s 2012 Equity Incentive Compensation Plan (the “Plan”), the Company may grant options and issue restricted stock to its directors, officers and employees for shares of common stock. Both qualified and non-qualified stock options and restricted stock may be granted and issued, respectively, under the Plan. The

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 15—EQUITY INCENTIVE PLAN (Continued)

exercise price of each option equals the market price of the Company’s stock on the date of grant and an option’s maximum term is ten years. Vesting periods range from one to five years from the date of grant. The restricted stock has a cliff vesting period of five years from the date of issuance.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
Risk-free interest rates	1.38-2.25%	1.38-2.25%	1.45%
Dividend yields	—	—	—
Expected volatility	35.00%	35.00%	2.00%
Weighted-average expected life of the options	7.00 years	7.00 years	7.00 years

The expected volatility is based on historical volatility. The risk free rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company’s history of not declaring dividends on its common stock.

The status of the Company’s stock option plan and changes in that plan as of September 30, 2014 and for the years ended December 31 are as follows:

	September 30, 2014 (unaudited)			December 31,
				2013			2012
Options	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value(1)	Number of Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value(1)	Number of Options	Weighted- Average Exercise Price
	(dollars in thousands except option and per share data)
Outstanding, beginning of year	405,100	$11.02		364,010	$10.59		429,010	$9.77
Granted	26,631	14.46		51,090	13.28		15,000	12.36
Exercised	(44,790)	11.30		(10,000)	6.90		(80,000)	6.63
Forfeited/expired	(10,890)	13.79		—	—		—	—

Outstanding, end of period	376,051	$11.15	$714,847	405,100	$11.02	$484,488	364,010	$10.57

Options exercisable at period-end	246,600	$10.28	$684,564	220,180	$9.88	$515,001	151,120	$8.74
Weighted-average fair value of options granted during the period(2)		$3.52			$3.43			$0.92

(1)

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 15—EQUITY INCENTIVE PLAN (Continued)

option) that would have been received by the option holders had all option holders exercised their options on September 30, 2014 or December 31, 2013. This amount changes based on changes in the market value of the Company’s stock.
(2)	The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

Information pertaining to options outstanding at September 30, 2014 (unaudited) is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.90	20,000	0.25 Years	$6.90	20,000	$6.90
6.90	5,000	0.43 Years	6.90	5,000	6.90
6.90	5,000	0.52 Years	6.90	5,000	6.90
8.40	45,000	1.25 Years	8.40	45,000	8.40
10.08	52,490	2.25 Years	10.08	52,490	10.08
11.63	55,360	3.25 Years	11.63	55,360	11.63
12.08	10,000	3.62 Years	12.08	10,000	12.08
12.00	26,570	4.25 Years	12.00	26,570	12.00
12.00	5,000	4.55 Years	12.00	5,000	12.00
12.00	10,000	4.84 Years	12.00	10,000	12.00
12.00	5,000	5.50 Years	12.00	—	—
12.00	5,000	5.54 Years	12.00	—	—
12.00	10,000	5.74 Years	12.00	—	—
12.00	5,000	5.96 Years	12.00	—	—
12.00	34,800	6.26 Years	12.00	—	—
12.18	5,000	7.69 Years	12.18	—	—
12.45	5,000	7.86 Years	12.45	—	—
12.45	5,000	7.91 Years	12.45	—	—
13.02	36,570	8.34 Years	13.02	12,180	13.02
14.29	3,630	9.21 Years	14.29	—	—
14.28	19,890	9.26 Years	14.28	—	—
14.83	3,450	9.64 Years	14.83	—	—
15.19	3,291	9.76 Years	15.19	—	—

Outstanding at end of period	376,051	4.39 Years	$11.15	246,600	$10.28

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 15—EQUITY INCENTIVE PLAN (Continued)

Information pertaining to options outstanding at December 31, 2013 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.90	20,000	1.00 Years	$6.90	20,000	$6.90
6.90	5,000	1.22 Years	6.90	5,000	6.90
6.90	5,000	1.27 Years	6.90	5,000	6.90
8.40	45,000	2.00 Years	8.40	45,000	8.40
10.08	66,120	3.00 Years	10.08	66,120	10.08
11.63	69,060	4.00 Years	11.63	69,060	11.63
12.08	10,000	4.37 Years	12.08	10,000	12.08
12.00	34,910	5.00 Years	12.00	—	—
12.00	5,000	5.30 Years	12.00	—	—
12.00	10,000	5.59 Years	12.00	—	—
12.00	5,000	6.25 Years	12.00	—	—
12.00	5,000	6.29 Years	12.00	—	—
12.00	10,000	6.48 Years	12.00	—	—
12.00	5,000	6.71 Years	12.00	—	—
12.00	43,920	7.01 Years	12.00	—	—
12.18	5,000	8.44 Years	12.18	—	—
12.45	10,000	8.61 Years	12.45	—	—
13.02	36,580	9.09 Years	13.02	—	—
13.79	10,880	9.85 Years	13.79	—	—
14.29	3,630	9.96 Years	14.29	—	—

Outstanding at end of year	405,100	4.87 Years	$11.02	220,180	$9.88

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2013	212,890	$2.05
Granted	51,090	3.43
Vested	(79,060)	2.68
Forfeited/exercised	—	—

Nonvested options, December 31, 2013	184,920	$2.16
Granted	26,631	3.52
Vested	(53,750)	2.41
Forfeited/exercised	(28,350)	2.38

Nonvested options, September 30, 2014 (unaudited)	129,451	$2.29

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 15—EQUITY INCENTIVE PLAN (Continued)

For the nine months ended September 30, 2014 and 2013 (unaudited), share-based compensation expense applicable to the Plan was $109,000 and $183,000, respectively, and the recognized tax benefit related to this expense applicable to the Plan was $22,000 and $37,000, respectively. For the years ended December 31, 2013 and 2012, share-based compensation expense applicable to the Plan was $311,000 and $251,000 and the recognized tax benefit related to this expense was $63,000 and $51,000.

As of September 30, 2014 (unaudited), unrecognized share-based compensation expense related to nonvested options amounted to $342,000 and is expected to be recognized over a weighted average period of 4.39 years. As of December 31, 2013, unrecognized share-based compensation expense related to nonvested options amounted to $350,000 and is expected to be recognized over a weighted average period of 4.87 years.

NOTE 16—REGULATORY MATTERS

The Company (on a consolidated basis) and Bank are each subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2014 (unaudited), December 31, 2013 and 2012, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2013, the most recent notification from the banking regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 16—REGULATORY MATTERS (Continued)

The Company’s and Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
September 30, 2014 (unaudited):
Total Capital (to risk weighted assets)
Consolidated	$112,335	18.22%	$49,318	8.00%	Not applicable
Bank	109,933	17.84	49,304	8.00	$61,630	10.00%
Tier 1 Capital (to risk weighted assets)
Consolidated	104,591	16.97	24,659	4.00	Not applicable
Bank	102,191	16.58	24,652	4.00	36,978	6.00
Tier 1 Capital (to average assets)
Consolidated	104,591	14.05	29,780	4.00	Not applicable
Bank	102,191	13.74	29,760	4.00	37,199	5.00

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2013:
Total Capital (to risk weighted assets)
Consolidated	$106,725	17.86%	$47,818	8.00%	Not applicable
Bank	104,194	17.44	47,800	8.00	$59,750	10.00%
Tier 1 Capital (to risk weighted assets)
Consolidated	99,212	16.60	23,909	4.00	Not applicable
Bank	96,683	16.18	23,900	4.00	35,850	6.00
Tier 1 Capital (to average assets)
Consolidated	99,212	13.14	30,211	4.00	Not applicable
Bank	96,683	12.81	30,190	4.00	37,738	5.00

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 16—REGULATORY MATTERS (Continued)

	Actual		Minimum For Capital Adequacy Purposes:		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2012:
Total Capital (to risk weighted assets)
Consolidated	$100,186	15.87%	$50,503	8.00%	Not applicable
Bank	98,351	15.58	50,492	8.00	$63,115	10.00%
Tier 1 Capital (to risk weighted assets)
Consolidated	92,235	14.61	25,252	4.00	Not applicable
Bank	90,392	14.32	25,246	4.00	37,869	6.00
Tier 1 Capital (to average assets)
Consolidated	92,235	12.41	29,734	4.00	Not applicable
Bank	90,392	12.31	29,377	4.00	36,721	5.00

NOTE 17—RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates.

Activity consisted of the following:

	September 30, 2014 (unaudited)	December 31,
		2013	2012
	(dollars in thousands)
Beginning balance	$1,481	$3,898	$4,984
New loans	75	322	1,200
Repayments	(504)	(2,739)	(2,286)

Ending balance	$1,052	$1,481	$3,898

Deposits from related parties held by the Bank at September 30, 2014 (unaudited), December 31, 2013 and 2012 amounted to $15,597,000, $13,979,000 and $14,795,000, respectively.

NOTE 18—FAIR VALUE MEASUREMENTS

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is considered a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

The Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and Cash Equivalents and Interest-Bearing Deposits in Banks

The carrying amounts of cash and short-term instruments approximate fair values based on the short-term nature of the assets.

Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities Available for Sale

Where quoted prices are available in an active market, the Company classifies the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, the Company estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes and credit spreads.

Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include U.S. government and agency securities, corporate bonds and other securities. Mortgage-backed securities that are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, the Company classifies those securities in Level 3.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loans Held for Sale

The carrying value of loans held for sale generally approximates fair value based on the short-term nature of the assets. If management identifies a loan held for sale that will ultimately sell at a value less than its carrying value, it is recorded at the estimated value.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

Loan Servicing Rights

Fair value is based on market prices for comparable loan servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.

Other Real Estate Owned

Loans on which the underlying collateral has been repossessed are adjusted to fair value upon transfer to other real estate owned. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral, or management’s estimation of the value of the collateral. Due to the significance of the unobservable inputs, all other real estate owned are classified as Level 3.

Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowings

The carrying amounts of federal funds purchased, other borrowings and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Advances from FHLB

Current market rates for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Fair values are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Subordinated Debentures

The carrying amounts approximate fair value.

Accrued Interest

The carrying amounts approximate fair value.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

Commitments to Extend Credit and Standby Letters of Credit

As of September 30, 2014 (unaudited), December 31, 2013 and 2012, the carrying and fair values of the commitment to extend credit and standby letters of credit are not considered significant.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
September 30, 2014 (unaudited)
Securities available for sale
U.S. government and agency securities	$—	$2,009	$—	$2,009
Municipal securities	—	39,474	—	39,474
Mortgage-backed securities	—	36,190	—	36,190

Total assets at fair value	$—	$77,673	$—	$77,673

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
December 31, 2013
Securities available for sale
U.S. government and agency securities	$—	$2,017	$—	$2,017
Municipal securities	—	33,735	—	33,735
Mortgage-backed securities	—	37,255	—	37,255

Total assets at fair value	$—	$73,007	$—	$73,007

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
	(dollars in thousands)
December 31, 2012
Securities available for sale
U.S. government and agency securities	$—	$3,462	$—	$3,462
Municipal securities	—	29,502	—	29,502
Mortgage-backed securities	—	29,134	—	29,134

Total assets at fair value	$—	$62,098	$—	$62,098

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

Assets Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy for which a nonrecurring change in fair value has been recorded:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Impairment Losses
	(dollars in thousands)
September 30, 2014 (unaudited)
Impaired loans	$—	$—	$33,455	$3,704
Other real estate owned	—	—	8,150	729

Total assets at fair value	$—	$—	$41,605	$4,433

December 31, 2013
Impaired loans	$—	$—	$49,189	$3,096
Other real estate owned	—	—	16,083	2,373

Total assets at fair value	$—	$—	$65,272	$5,469

December 31, 2012
Impaired loans	$—	$—	$52,392	$5,151
Other real estate owned	—	—	10,517	233

Total assets at fair value	$—	$—	$62,909	$5,384

The significant inputs used in the fair value measurements for Level 3 assets measured at fair value on a nonrecurring basis are as follows:

September 30, 2014 (unaudited)
	Valuation Techniques	Unobservable Inputs	Range (Average)
Impaired loans	Evaluation of collateral	Estimation of value	NM*
Other real estate owned	Appraisal	Appraisal adjustment	6%-10%(8%)

December 31, 2013
	Valuation Techniques	Unobservable Inputs	Range (Average)
Impaired loans	Evaluation of collateral	Estimation of value	NM*
Other real estate owned	Appraisal	Appraisal adjustment	6%-10%(8%)

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

December 31, 2012
	Valuation Techniques	Unobservable Inputs	Range (Average)
Impaired loans	Evaluation of collateral	Estimation of value	NM*
Other real estate owned	Appraisal	Appraisal adjustment	6%-8%(7%)

*	Not Meaningful. Evaluations of the underlying assets are completed for each impaired loan with a specific reserve. The types of collateral vary widely and could include accounts receivables, inventory, a variety of equipment and real estate. Collateral evaluations are reviewed and discounted as appropriate based on knowledge of the specific type of collateral. In the case of real estate, an independent appraisal may be obtained. Types of discounts considered include aging of receivables, condition of the collateral, potential market for the collateral and estimated disposal costs. These discounts will vary from loan to loan, thus providing a range would not be meaningful.

Impaired Loans

In accordance with the provisions of the loan impairment guidance, impairment was measured for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceeds the recorded investments in such loans. Impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

Impairment amounts on impaired loans represent specific valuation allowance and write-downs during the period presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged-off.

Other Real Estate Owned

Foreclosed assets are recorded at fair value based on property appraisals, less estimated selling costs, at the date of the transfer with any impairment amount charged to the allowance for loan losses. Subsequent to the transfer, foreclosed assets are carried at the lower of cost or fair value, less estimated selling costs with changes in fair value or any impairment amount recorded in the other non-interest expense. Values are estimated using Level 3 inputs based on customized discounting criteria. The carrying value of foreclosed assets is not re-measured to fair value on a recurring basis but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs.

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments are as follows:

	September 30, 2014 (unaudited)		December 31,
			2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Input Level
	(dollars in thousands)
Financial assets:
Cash and cash equivalents	$43,726	$43,726	$71,780	$71,780	$44,661	$44,661	1
FHLB Stock	1,252	1,252	1,252	1,252	1,252	1,252	2
Securities available for sale	77,673	77,673	73,007	73,007	62,098	62,098	2
Loans, net of allowance for loan losses	581,249	550,917	558,643	530,682	600,969	593,253	3
Loans held for sale	1,380	1,380	7,352	7,352	8,396	8,396	3
Accrued interest receivable	2,130	2,130	2,079	2,079	1,743	1,743	2
Loan servicing rights	7,644	9,873	7,529	9,438	6,117	7,664	3

Financial liabilities:
Deposits
Time	391,747	380,539	432,704	420,812	452,034	450,029	3
Other deposits	208,184	208,184	183,604	183,604	160,785	160,785	1
Other borrowings	9,347	9,347	14,169	14,169	18,396	18,396	3
Advances from FHLB	22,000	21,240	22,000	21,702	25,000	24,841	3
Subordinated debentures	12,372	12,372	12,372	12,372	12,372	12,372	3
Accrued interest payable	1,325	1,325	1,278	1,278	1,497	1,497	2

(Continued)

COUNTY BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014, December 31, 2013 and 2012

NOTE 19—EARNINGS PER SHARE

Earnings per common share (“EPS”) has been computed based on the following:

	September 30,	Years Ended December 31,
	2014 (unaudited)	2013	2012
	(in thousands)
Net Income from continuing operations (for EPS purposes)	$5,928	$7,013	$7,634
Less: preferred stock dividends	352	441	468

Income available to common shareholders for basic EPS	$5,576	$6,572	$7,166

Average number of common shares issued	5,237	5,207	5,146
Less: weighted average treasury shares	365	289	119
Less: weighted average nonvested equity incentive plan shares	408	399	434

Weighted average number of common shares outstanding	4,466	4,519	4,593
Effect of dilutive options	11	3	81

Weighted average number of common shares outstanding used to calculate diluted earnings per common share	4,477	4,522	4,674

NOTE 20—DIVIDEND AND CAPITAL RESTRICTIONS

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. Cash dividends paid to the Company by the Bank were $900,000 during the nine months ended September 30, 2014 (unaudited) and $1,200,000 for the years ended December 31, 2013 and December 31, 2012.

NOTE 21—SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2013, but prior to issuance that provided additional evidence about conditions that existed at December 31, 2013, have been recognized in the financial statements for the year ended December 31, 2013. Events or transactions that provided evidence about conditions that did not exist at December 31, 2013, but arose before the consolidated financial statements were issued have not been recognized in the consolidated financial statements for the year ended December 31, 2013.

             Shares

County Bancorp, Inc.

Common Stock

PROSPECTUS

Baird	Sterne Agee

The date of this prospectus is                     , 2014.

Through and including                     , 2015 (the 25th day after the date of this prospectus) federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount to be paid
Registration fee		$4,415.60
FINRA filing fee		6,200
Listing fee		125,000
Transfer agent’s fees		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law, or the WBCL, require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and that is brought by or in the right of the corporation or by any other person. A corporation’s obligation to indemnify any such person includes the obligation to pay any judgment, settlement, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses, including fees, costs, charges, disbursements, attorney’s fees and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty that the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

An officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by a majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by an affirmative vote of disinterested shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the WBCL.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The indemnification provisions of Sections 180.0850 to 180.0859 of the WBCL are not exclusive. A corporation may expand an officer’s or director’s right to indemnification (i) in its articles of incorporation or bylaws; (ii) by written agreement between the director or officer and the corporation; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation’s voting shares then issued and outstanding.

As permitted by Section 180.0858 of the WBCL, the Company has adopted indemnification provisions in its amended and restated bylaws that are substantially similar to the statutory indemnification provisions. Additionally, the Company has purchased director and officer liability insurance.

The underwriting agreement for this offering provides that the Company has agreed to indemnify the underwriters and the underwriters have agreed to indemnify the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since January 1, 2010, we have made the following sales of unregistered securities (after giving effect to a 10-for-1 stock split effected on April 4, 2014):

Plan-Related Issuances. We have granted options to purchase 154,381 shares of our common stock at an exercise price of ranging from $12.00 to $15.19 per share to our employees, directors and independent contractors under our 2012 Equity Incentive Compensation Plan. We have granted 34,080 shares of restricted stock at an exercise price of ranging from $12.00 to $14.28 per share to our employees, directors and independent contractors under our 2012 Equity Incentive Compensation Plan. From January 1, 2010 to December 31, 2013, our employees, directors and independent contractors have exercised options to purchase 40,000 shares for cash consideration in the aggregate amount of $261,000.

Preferred Stock Issuances. On August 23, 2011, we issued 15,000 shares of our Series C Noncumulative Perpetual Preferred Stock at a purchase price of $1,000 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions: (1) with respect to the transactions described under “Plan-Related Issuances,” Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the Company’s board of directors and shareholders; and (2) with respect to the transactions described under “Preferred Stock Issuances,” Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. Each recipient of the securities in this transaction represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his or her relationship with the registrant, to information about the registrant.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this pre-effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Manitowoc, State of Wisconsin, on December 19, 2014.

County Bancorp, Inc.

By:	/s/ Timothy J. Schneider
Timothy J. Schneider
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Timothy J. Schneider Timothy J. Schneider	President (Principal Executive Officer)	December 19, 2014

/s/ Gary R. Abramowicz	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	December 19, 2014
Gary R. Abramowicz

Directors:	William C. Censky, Mark R. Binversie, Wayne D. Mueller, Carmen L. Chizek, Edson P. Foster, Andrew J. Steimle, Kenneth R. Zacharias, Lynn D. Davis and Gary Ziegelbauer.

By:	/s/ Timothy J. Schneider	December 19, 2014
Timothy J. Schneider
Attorney-In-Fact*

*	Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Articles of Incorporation of County Bancorp, Inc.

3.2**	Amended and Restated Bylaws of County Bancorp, Inc.

4.1**

Instruments Definition the Rights of Security Holders, Including Indentures.

County Bancorp, Inc., by signing this registration statement, agrees to furnish the SEC, upon its request, a copy of any instrument that defines the rights of holders of long-term debt of County Bancorp, Inc. and its consolidated and unconsolidated subsidiaries for which consolidated or unconsolidated financial statements are required to be filed and that authorizes total amount of securities not in excess of 10% of the total assets of County Bancorp, Inc. on a consolidated basis.

4.2**	Form of Common Stock Certificate of County Bancorp, Inc.

4.3**	Small Business Lending Fund—Securities Purchase Agreement dated August 23, 2011 between the Secretary of the Treasury and County Bancorp, Inc.

5.1*	Opinion of Godfrey & Kahn, S.C.

10.1+**	Amended and Restated Employment Agreement between Investors Community Bank and William C. Censky

10.2+**	Amended and Restated Employment Agreement between Investors Community Bank and Timothy J. Schneider

10.3+**	Amended and Restated Employment Agreement between Investors Community Bank and Mark R. Binversie

10.4+**	Amended and Restated Employment Agreement between Investors Community Bank and Gary R. Abramowicz

10.5+**	Transition Plan of Wayne Mueller

10.6+**	Form of Investors Community Bank Salary Continuation Agreement

10.7+**	Investors Community Bank Management Employees’ Elective Deferred Compensation Plan, as amended

10.8+**	County Bancorp, Inc. 2012 Equity Incentive Compensation Plan, as amended

10.9+**	Form of 2012 County Bancorp, Inc. 2012 Equity Incentive Compensation Plan Award Agreement

10.10+**	Investors Community Bank 2006 Equity Compensation Plan

10.11+**	Form of Investors Community Bancorp, Inc. 2006 Equity Compensation Plan Award Agreement

10.12+**	County Bancorp, Inc. Management Incentive Plan

10.13+**	Form of County Bancorp, Inc. Management Incentive Plan Stock Option Agreement

21.1**	Subsidiaries

23.1	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1)

23.2	Consent of CliftonLarsonAllen LLP

24.1**	Power of Attorney

*	To be filed by amendment.
**	Previously filed on November 10, 2014.
+	Indicates a management contract or compensation plan or arrangement.